UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

With respect to one or more proposed issues of debt securities of the Corporation

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: October 25, 2021

The following information is being filed pursuant to Rule 3 of Regulation IFC with respect to one or more proposed issues of debt securities of the International Finance Corporation. As authorized by Rule 4 of Regulation IFC, certain information is to be provided in the form of a Prospectus, attached as Exhibit A and the Standard Provisions, attached as Exhibit B. Certain information specified in Schedule A to Regulation IFC is not available at the date of this Report.

Items 1-6.	Not yet known. This information will be included in future reports for a particular issue.

Item 7.	Exhibits

A.	Prospectus dated October 11, 2021

B.	Standard Provisions dated October 11, 2021

Exhibit A

EXHIBIT A

PROSPECTUS

International Finance Corporation

Global Medium-Term Note Program

for issues of Notes with maturities of

three months or longer from the date of the original issue

Under the Global Medium-Term Note Program described in this Prospectus (the “Program”), International Finance Corporation (“IFC” or the “Corporation”), subject to compliance with all relevant laws, regulations and directives, may from time to time issue notes with maturities of three months or longer from the date of the original issue (the “Notes”) in an unlimited aggregate nominal amount. Notes will be sold through one or more Dealers (as defined in “Summary and Overview of the Program”) appointed by the Corporation, or directly by the Corporation itself.

Application has been made for Notes issued under the Program to be admitted to the official list of the Luxembourg Stock Exchange (the “Official List”) and to trading on the regulated market of the Luxembourg Stock Exchange. References in this Prospectus to Notes being “listed” (and all related references) shall mean that such Notes have been admitted to the Official List of the Luxembourg Stock Exchange and admitted to trading on the Luxembourg Stock Exchange’s regulated market. This Prospectus constitutes a voluntary alleviated base prospectus for the purpose of Part III of the Luxembourg law dated 16 July 2019 on Prospectuses for Securities.

Application will be made to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for permission to deal in, and for quotation of, any Notes which are agreed at the time of issue to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained or incorporated by reference in this Prospectus. Admission to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Corporation, the Program or the Notes. There is no assurance that the application to the Official List of the SGX-ST for the listing of the Notes of any Series (as defined herein) will be approved. The Program provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Corporation and the relevant Dealer(s) in relation to each issue. Unlisted Notes may also be issued pursuant to the Program. The applicable Final Terms (as defined herein) in respect of the issue of any Notes will specify whether and on which exchange such Notes will be listed or whether such Notes will be unlisted. This Prospectus replaces the prospectus dated June 3, 2008 in relation to the Program, except in relation to Notes issued prior to the date hereof.

Notes of any particular issue will be in bookentry form, or bearer form (“Bearer Notes”) or registered form (“Registered Notes”), as specified in the applicable Final Terms. Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Final Terms.

Unless an issue of Notes is intended to qualify as a targeted bearer issuance (as defined in “Summary and Overview of the Program”), each Series of Bearer Notes with a maturity at issue of more than one year will be represented on issue by a temporary global note in bearer form (each a “Temporary Global Note”) exchangeable for a permanent global note in bearer form (each a “Permanent Global Note”, and collectively with Temporary Global Notes, “Global Notes”) or, if and to the extent specified in the applicable Final Terms, for Bearer Notes in definitive bearer form (“Definitive Bearer Notes”), upon certification of non-U.S. beneficial ownership. Each Series of Bearer Notes that is issued as part of a targeted bearer issuance will be represented on issue by a Permanent Global Note or, if specified in the applicable Final Terms, Definitive Bearer Notes. Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Bank of New York (“Fed Bookentry Notes”) will be issued in uncertificated bookentry form. Registered Notes will be represented by registered certificates (each a “Certificate”), one Certificate being issued in respect of each Noteholder’s entire interest in Registered Notes of one Series. Global Certificates (“Global Certificates”) may be issued representing all or a portion of a Series of Registered Notes, if specified in the applicable Final Terms.

Depending on their form and Specified Currency (as defined herein), it is expected that Notes will be accepted for clearance through one or more clearing systems, as specified in the applicable Final Terms. These systems will include, in the United States, the system operated by The Depository Trust Company (“DTC”) and, for Fed Bookentry Notes, the Federal Reserve Banks and, outside the United States, those operated by Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking S.A. (“Clearstream, Luxembourg”) and The Central Depository (Pte) Limited (“CDP”). Global Notes may be issued in new global note form and Global Certificates may be held under the new safe-keeping structure or otherwise in classic global note form or not under the new safe-keeping structure.

The Program has been rated AAA by Standard & Poor’s Financial Services LLC (“S&P”) and Aaa by Moody’s Investors Service, Inc. (“Moody’s”). A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Prospective investors should have regard to the factors described under the section headed “Risk Factors” in this Prospectus.

Arranger for the Program

Morgan Stanley

The date of this Prospectus is 11 October, 2021

The Corporation accepts responsibility for the information contained in this Prospectus. To the best of the knowledge of the Corporation (having taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Prospectus is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see “Availability of Information and Incorporation by Reference” below).

THE NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

MIFID II PRODUCT GOVERNANCE / TARGET MARKET

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

The Final Terms in respect of any Notes may include a legend entitled “MiFID II product governance” which will outline the target market assessment in respect of the Notes and which channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each issue about whether, for the purpose of the Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any Dealer or Manager (as specified in the applicable Final Terms) subscribing for any Notes is a manufacturer in respect of such Notes, but otherwise neither the Arranger (as defined in “Summary and Overview of the Program”) nor any such Dealer or Manager nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules.

As used above, the expression “MiFID II” means Directive 2014/65/EU, as amended.

UK MiFIR PRODUCT GOVERNANCE / TARGET MARKET

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

The Final Terms in respect of any Notes may include a legend entitled “UK MiFIR product governance” which will outline the target market assessment in respect of the Notes and which channels for distribution of the Notes are appropriate. Any distributor should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the target market assessment) and determining appropriate distribution channels.

A determination will be made in relation to each issue about whether, for the purpose of the UK MiFIR Product Governance Rules, any Dealer or Manager subscribing for any Notes is a manufacturer in respect of such Notes, but otherwise neither the Arranger nor any such Dealer or Manager nor any of their respective affiliates will be a manufacturer for the purpose of the UK MiFIR Product Governance Rules.

As used above, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT (CHAPTER 289) OF SINGAPORE, AS MODIFIED OR AMENDED FROM TIME TO TIME

Unless otherwise stated in the Final Terms in respect of any Notes, all Notes issued or to be issued under the Program shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and the applicable Final Terms in connection with the offering or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation or any Dealer or the Arranger. Neither the delivery of this Prospectus or any applicable Final Terms nor any offering or sale made in connection herewith or therewith shall, under any circumstances, create any implication that there has been no change in the financial condition or affairs of the Corporation since the date hereof or the date upon which this Prospectus has been most recently amended or supplemented or the date of any documents most recently incorporated by reference in, and forming part of, the Prospectus (as described in “Availability of Information and Incorporation by Reference” below) or that any other information supplied in connection with the Program is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Prospectus or any Final Terms and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus or any Final Terms comes are required by the Corporation, any Dealer and the Arranger to inform themselves about and to observe any such restriction. For a description of certain restrictions on offers and sales of the Notes and on the distribution of this Prospectus or any Final Terms, see “Plan of Distribution”.

Neither this Prospectus nor any Final Terms constitutes an offer of, or an invitation by or on behalf of the Corporation or any Dealer to subscribe for, or purchase, any Notes. Neither this Prospectus nor any other information supplied in connection with the Program should be considered as a recommendation by the Corporation or any of the Dealers that any potential investor should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF ANY OTHER WORLD BANK GROUP ENTITY, INCLUDING THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, OR OF ANY GOVERNMENT.

In connection with the issue of any Tranche (as defined herein) of Notes, the Dealer or Dealers (if any) named as the stabilization manager(s) (the “Stabilization Manager(s)”) (or persons acting on behalf of any Stabilization Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche is made and, if begun, may cease at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche and 60 days after the date of the allotment of the relevant Tranche. Any stabilization action or over-allotment must be conducted by the relevant Stabilization Manager(s) (or persons acting on behalf of any Stabilization Manager(s)) in accordance with all applicable laws and rules.

In this Prospectus, unless otherwise specified or the context otherwise requires, references to “€”, “EUR” and “euro” are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, references to “Sterling”, “£” and “GBP” are to the lawful currency of the United Kingdom, references to “yen” are to the lawful currency of Japan, references to “U.S. dollars”, “$” and “U.S.$” are to the lawful currency of the United States of America and references to “Singapore dollars”, “SGD” and “S$” are to the lawful currency of Singapore.

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

The Corporation prepares:

(a)	unaudited quarterly financial statements and audited annual financial statements;

(b)

an annual information statement (the “Information Statement”) which describes the Corporation, including its capital, operations and administration, the Articles of Agreement of the Corporation (the “Articles of Agreement”), the Corporation’s legal status, and its principal financial policies, and contains the Corporation’s most recent audited financial statements; and

(c)	an annual report.

The Corporation is subject to certain information requirements of Regulation IFC, promulgated by the Commission under the United States International Finance Corporation Act of 1955, as amended, and in accordance therewith files with the Commission its unaudited quarterly and audited annual financial statements and its most recent Information Statement and annual report (collectively the “IFC Information”).

In addition, the IFC Information will be filed with the Luxembourg Stock Exchange and any other stock exchange on which Notes are listed from time to time and which requires such a filing. The IFC Information may be inspected and copies may be obtained without charge at the website of the Corporation (www.ifc.org) and at the following addresses, and at any other address specified in the applicable Final Terms:

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Citibank, N.A., London Branch Citigroup Centre Canada Square, Canary Wharf London E14 5LB	Citicorp Investment Bank (Singapore) Limited 5 Changi Business Park Crescent #07-00 Changi Business Park Singapore 486027

In addition, copies of the Articles of Agreement and the Fiscal Agency Agreement, the Global Agency Agreement, the Supplemental Agency Agreement and the Deed of Covenant (each as defined under “Terms and Conditions of the Notes”) may be inspected or collected by a Noteholder upon reasonable request at the above offices of Citibank, N.A., London Branch (the “Global Agent”) during normal business hours or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent).

Copies of such documents and the IFC Information also will be available without charge from the office of the Corporation set out at the end of this Prospectus.

Incorporation by Reference

The Corporation’s latest Information Statement, any unaudited quarterly or annual financial statements filed with the Commission or any stock exchange on which Notes are listed subsequent to the date of such Information Statement and any supplements (other than Final Terms) or amendments to this Prospectus circulated by the Corporation from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to “this Prospectus” shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this document may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

The Corporation will, in the event of any material change in the financial position of the Corporation which is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new prospectus for use in connection with any subsequent issue and listing of Notes by the Corporation.

If the terms of the Program are modified or amended in a manner which would make this Prospectus inaccurate or misleading in any material respect, the Corporation will prepare a new prospectus.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of this Prospectus and of documents incorporated by reference in this Prospectus may be obtained (without charge) from the website of the Luxembourg Stock Exchange (www.bourse.lu), the office of the Corporation set out at the end of this Prospectus and the website of the Corporation (www.ifc.org).

PROSPECTUS SUPPLEMENT

The Corporation has undertaken to the Arranger and the Dealers that if during any time the Prospectus is being used in connection with the offer and sale of Notes, any event shall occur as a result of which, in the judgment of the Corporation, this Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements herein, in light of the circumstances under which they were made, not misleading, the Corporation shall prepare an amendment or supplement to this Prospectus for use in connection with any subsequent offering of the Notes and shall supply to each Dealer for any such subsequent offering such number of copies of such amendment or supplement hereto as such Dealer may reasonably request.

FINAL TERMS

The Corporation will prepare in respect of each particular issue of Notes a Final Terms (each a “Final Terms”) which will contain the terms of, pricing details for, and settlement and clearance procedures relating to, such issue of Notes and such other information or disclosure as the Corporation considers appropriate. A Final Terms may set out the full text of the terms and conditions of a particular issue of Notes if the Corporation and the relevant Dealer(s) consider it necessary or appropriate. See “Form of Final Terms” below.

USE OF PROCEEDS

The net proceeds of the sale of the Notes will be used for the general operations of the Corporation in accordance with its Articles of Agreement. IFC’s mission is to advance economic development by encouraging the growth of productive private enterprise in developing countries. IFC’s Performance Standards form part of IFC’s Sustainability Framework and articulate the Corporation’s strategic commitment to sustainable development. The Performance Standards define IFC clients’ responsibilities for managing their environmental and social risks and are an integral part of IFC’s approach to risk management. Pending their use in financing eligible investments, the net proceeds from the sale of the Notes will be invested as part of IFC’s liquid assets portfolio.

SUMMARY AND OVERVIEW OF THE PROGRAM

This summary must be read as an introduction to this Prospectus. Any decision to invest in any Notes should be based on a consideration of this Prospectus as a whole, including the documents incorporated by reference, by any investor. Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this Summary.

The Corporation

International Finance Corporation is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. The Corporation is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (the “IBRD”), the International Development Association (“IDA”), the Multilateral Investment Guarantee Agency (“MIGA”) and the International Centre for Settlement of Investment Disputes (“ICSID”). It is a legal entity separate and distinct from IBRD, IDA, MIGA and ICSID with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in the Corporation is open only to member countries of IBRD. The obligations of the Corporation are not obligations of, or guaranteed by, IBRD or any government.

The Corporation’s principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433, United States of America.

The Corporation is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of the Corporation. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2021, the Corporation’s entire share capital was held by 185 member countries. As of June 30, 2021, member countries of the Organization for Economic Cooperation and Development (“OECD”) held 66.90 per cent. of the voting power of the Corporation. The five largest of the Corporation’s 185 shareholders by voting power are the United States (19.78 per cent. of the total voting power), Japan (7.84 per cent.), Germany (5.01 per cent.), United Kingdom (4.47 per cent.), and France (4.47 per cent.). The Corporation’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. Unlike most other multilateral institutions, the Corporation does not accept host government guarantees of its loans. Generally, the Corporation charges market-based rates for its loans and seeks market returns on its debt securities and equity investments. The financial strength of the Corporation is based principally on the quality of its investment portfolio, its substantial paid-in capital and retained earnings, low debt to equity ratio, the size of its liquid assets portfolio, its diversified earnings base and its profitability.

In partnership with private investors, the Corporation assists in financing the establishment, improvement, and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. The Corporation also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other crisis initiatives. In addition to project finance and mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment. The Corporation has a strategic commitment to sustainable development, which is articulated through its Sustainability Framework. The Corporation uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving its development objectives.

IFC plays a key role in achieving the World Bank Group’s goal of helping countries achieve better sustainable development outcomes. IFC seeks to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency. IFC contributes to the World Bank Group’s twin goals of ending extreme poverty and promoting shared prosperity by providing financing and advisory services primarily to the private sector in developing countries that are members of IFC. The two goals emphasize the importance of economic growth, inclusion and sustainability—including strong concerns for equity. Sustainable economic growth that creates good jobs requires action to strengthen both the private and public sectors. Inclusion entails empowering all citizens to participate in, and benefit from, the development process, removing barriers against those who are often excluded. Sustainability ensures that today’s development progress is not reversed tomorrow and that the pace of progress does not flag in the future. IFC’s impact-rating system, the Anticipated Impact Measurement and Monitoring Framework, evaluates projects based on their expected development outcomes, as well as their effect on market creation.

Overview of the Program

The following overview is qualified in its entirety by the remainder of this Prospectus.

Issuer:	International Finance Corporation

Legal Identity Identifier (LEI):	QKL54NQY28TCDAI75F60

Description:	Global Medium-Term Note Program

Arranger:	Morgan Stanley & Co. International plc

Dealers:	The Dealers will consist of any of one or more dealers appointed as dealers (as described in “Plan of Distribution”) from time to time for a specific issue of Notes.

Global Agent, Exchange Agent, Registrar, Calculation Agent and Transfer Agent:	Citibank, N.A., London Branch

Fiscal Agent:	Federal Reserve Bank of New York

Paying Agents:	Citibank, N.A., London Branch and Citicorp Investment Bank (Singapore) Limited for Notes cleared through CDP (the “Singapore Paying Agent”).

Specified Currencies:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Corporation and the relevant Dealers.

Redenomination:	Notes denominated in the currency of a country that subsequently participates in the third stage of European Economic and Monetary Union may be subject to redenomination, renominalization and/or consolidation with other Notes then denominated in euro. The provisions applicable to any such redenomination, renominalization and/or consolidation will be as specified in the applicable Final Terms.

Maturities:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued with any maturity of three months or longer from the date of the original issue.

Specified Denomination:	Notes will be in such denominations as may be specified in the applicable Final Terms.

Method of Issue:	The Notes will be issued through Dealers acting as principal on a syndicated or non-syndicated basis, or on an agency basis. The Corporation may also directly offer and sell Notes to investors, to the extent permitted by applicable law. The Notes will be issued in series (each a “Series”) having one or more dates of issue and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a “Tranche”) on the same or different dates of issue. The specific terms of each Tranche will be set out in the applicable Final Terms.

Issue Price:	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.

Form of Notes:	The Notes may be issued in bookentry form, bearer form or in registered form. Fed Bookentry Notes, which are Notes denominated and payable in U.S. dollars cleared through the bookentry system of the Federal Reserve Banks (the “Federal Reserve”), will be in bookentry form and may not be exchanged for Notes in registered form or for Notes in bearer form.

Unless the issuance is intended to qualify as a targeted bearer issuance described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(iii) (a “targeted bearer issuance”), each Tranche of Bearer Notes will be represented upon initial issuance by a Temporary Global Note which may be exchanged (i) after a period of not less than 40 days from the date of issue for either (a) a Permanent Global Note upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury, or (b) Definitive Bearer Notes upon certification of non-U.S. beneficial ownership in accordance with the applicable rules and regulations promulgated by the U.S. Treasury; or (ii) if the applicable Final Terms so provides, in certain circumstances, for certificates representing Registered Notes (“Certificates”) representing the amount of Notes so exchanged, in each case as provided in the applicable Final Terms. Each Tranche of Bearer Notes issued as part of a targeted bearer issuance will be represented upon initial issuance by a Permanent Global Note or, if specified in the applicable Final Terms, Definitive Bearer Notes.

Each Tranche of Registered Notes will be represented upon initial issuance by one or more Certificates, each evidencing an individual Noteholder’s entire interest in such Registered Notes. Certificates representing Registered Notes that are registered in the name of a nominee for one or more clearing systems are referred to as “Global Certificates”.

Clearing Systems:	It is expected that Notes will be accepted for clearance through one or more clearing systems as specified in the applicable Final Terms. These systems will include, in the United States, the system operated by DTC and, for Fed Bookentry Notes, the Federal Reserve and, outside the United States, those operated by Euroclear and Clearstream, Luxembourg and, if so specified in the applicable Final Terms in the case of Notes listed on the SGX-ST, CDP, and in relation to any Series, such other clearing system as specified in the applicable Final Terms.

Initial Delivery of Notes:	On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is intended to be in new global note form, such Global Note will be delivered to a common safekeeper (the “Common Safekeeper”) for Euroclear and Clearstream, Luxembourg (such Global Notes are issued in new global note (“NGN”) form). On or before the issue date for each Tranche of Bearer Notes, if the relevant Global Note is not intended to be in new global note form, unless otherwise agreed among the Corporation, the Global Agent and the relevant Dealer, the Corporation will deposit (i) a Temporary Global Note representing Bearer Notes (except in the case of a targeted bearer issuance); or (ii) a Permanent Global Note or Definitive Bearer Notes in the case of a targeted bearer issuance with a common depositary (the “Common Depositary”) for Euroclear and Clearstream, Luxembourg, CDP, or any other clearing system specified in the applicable Final Terms (such Global Notes are issued in classic global note (“CGN”) form).

On or before the issue date for each Tranche of Registered Notes, if the relevant Global Certificate is intended to be held under the new safe-keeping structure, the Global Agent will deposit such Global Certificate with a Common Safekeeper for Euroclear and Clearstream, Luxembourg, and the Registered Notes will registered in the name of a nominee of the Common Safekeeper, as specified in the applicable Final Terms (such Registered Notes being held under the new safe-keeping structure (the “NSS”)). On or before the issue date for each Tranche of Registered Notes, if the relevant Global Certificate is not intended to be held under the new safe-keeping structure, unless otherwise agreed among the Corporation, the Global Agent and the relevant Dealer, the Global Agent will deposit such Global Certificate with a common depositary or custodian for Euroclear, Clearstream and Luxembourg, DTC, any other clearing system specified in the applicable Final Terms, to be registered in the name of a nominee of a common depositary or of, DTC, or any other clearing system specified in the applicable Final Terms.

Description of Notes:	Notes may be Fixed Rate Notes, Floating Rate Notes, Zero Coupon Notes or Structured Notes.

Fixed Rate Notes:	Notes that will bear interest at the rate or rates specified in the applicable Final Terms.

Floating Rate Notes:	Notes that will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating either the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series), or the latest version of the 2021 ISDA Interest Rate Derivatives Definitions (as published by ISDA as at the Issue Date of the first Tranche of the Notes of the relevant Series) as specified in the applicable Final Terms; or

(ii) by reference to EURIBOR, SONIA, SOFR or €STER (or such other benchmark as may be specified in the applicable Final Terms) as adjusted for any applicable margin.

Interest periods will be specified in the applicable Final Terms.

Zero Coupon:	Notes that may be issued at their nominal amount or at a discount to it and will not bear interest.

Structured Notes:	Notes that include Index-linked Notes, Capital at Risk Notes and other Notes such as variable redemption amount Notes, step-up Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, and any other type of Notes that the Corporation and any Dealer or Dealers may agree to issue under the Program as set out in the applicable Final Terms.

Index-Linked Notes:	Notes where the final redemption amount and/or the amount of interest will be calculated by reference to an index or index-based formula as specified in the applicable Final Terms.

Capital at Risk Notes:	Notes where the investor may lose some or all of the principal of its Note (whether payable at maturity, upon redemption or otherwise).

Fixed Redemption Amount:	Notes which have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.

Redemption by Instalments:	The applicable Final Terms in respect of each Series of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Automatic Early Redemption:	The applicable Final Terms may provide that Notes of a Series will be redeemed automatically prior to their stated maturity on the basis that the interest payable on such Notes reaches or exceeds a benchmark determined in relation to one or more interest rates, exchange rates or stock market or commodities indices or formulae or a combination thereof as may be specified in, or otherwise provided in such Final Terms.

Optional Redemption:	The applicable Final Terms will state whether Notes may be redeemed prior to their stated maturity in whole or in part at the option of the Corporation and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Final Terms.

Status of Notes:	The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation ranking pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. The Notes will not be obligations of the International Bank for Reconstruction and Development or of any government.

Negative Pledge:	None

Events of Default:	With respect to each Series of Notes, if the Corporation shall either (i) fail to pay when due the principal of, premium (if any), or interest on, any Note of such Series or (ii) fail to pay when due, in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies, of the principal of, premium (if any), or interest on, any Note of another Series or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the holder of any Note of such Series may deliver or cause to be delivered to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes of such Series held by it (the serial numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults shall have been cured.

Rating:

The Program has been rated AAA by S&P and Aaa by Moody’s. As defined by S&P, an “AAA” rating means that the ability of the Corporation to meet its financial commitment on its obligations is extremely strong. As defined by Moody’s, an “Aaa” rating means that the Corporation’s ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk.

The security ratings in respect of the Program will not apply to Capital at Risk Notes. Capital at Risk Notes may not be assigned any security rating or, if rated, they may have a lower security rating than the Program due to the risk of loss of principal. Whether or not a particular issue of Capital at Risk Notes has an assigned security rating, investors should be aware that the terms of the Capital at Risk Notes will create a substantial risk. Investors may lose some or all of their investment regardless of any assigned rating.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Taxation:	The Notes and interest thereon are not exempt from taxation generally.

Under the Articles of Agreement, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member country (i) which tax discriminates against the Notes solely because they are issued by the Corporation or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

Under the Articles of Agreement, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any) and interest due on the Notes will be paid to the Fiscal Agent, the Global Agent or any paying agent without deduction in respect of any such tax. However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as the Corporation’s Fiscal Agent, Global Agent or paying agent.

Governing Law:	English, New York, or such other law as is specified in the applicable Final Terms. Fed Bookentry Notes will be governed by the laws of the State of New York.

Listing:	Application has been made for Notes issued under the Program to be listed on the Official List and admitted to trading on the regulated market of the Luxembourg Stock Exchange. However, specific Series of Notes may be listed on the SGX-ST or on other stock exchanges or may be unlisted. The applicable Final Terms in respect of any Series of Notes will specify whether such Notes will be unlisted or listed on the Luxembourg Stock Exchange, the SGX-ST or any other stock exchange.

For so long as any Notes are listed on the SGX-ST and the rules of the SGX-ST so require, such Notes will be traded on the SGX-ST in a minimum board lot size of S$200,000 or its equivalent in other currencies.

Selling Restrictions:	The sale and delivery of Notes, and the distribution of offering material relating to the Notes, are subject to certain restrictions in the United States and in certain other jurisdictions as set forth in this Prospectus and as may be set forth in the applicable Final Terms. In particular, the Notes are not required to be registered under the United States Securities Act of 1933, as amended. Bearer Notes may not be offered, sold or delivered within the United States or to U.S. persons in connection with their primary distribution. See “Plan of Distribution”.

RISK FACTORS

The following section does not describe all the risks (including those relating to each prospective investor’s particular circumstances) with respect to an investment in the Notes of a particular Series, including the interest rate, exchange rate or other indices, relevant specified currencies, calculation formulae, and redemption, option and other rights associated with such Notes or when the investor’s currency is other than the Specified Currency of issue or in which the payment of such Notes will be made. Prospective investors should refer to and carefully consider the applicable Final Terms for each particular issue of Notes, which may describe additional risks associated with such Notes. The risks in the following section and the applicable Final Terms are provided as general information only. The Corporation disclaims any responsibility to advise prospective investors of such risks as they exist at the date of this Prospectus or Final Terms or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors about risks associated with an investment in an issue of Notes. Certain Notes, in particular Structured Notes, are complex financial instruments and may not be suitable for all investors. Prospective investors should have the financial status and sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and the applicable Final Terms and the merits and risks of investing in a particular issue of Notes in the context of their financial position and particular circumstances. Prospective investors should have the ability and expertise, and/or access to the appropriate analytical resources to analyze such investment, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, the relevant calculation formulae, the redemption, option and other rights associated with such investment, and other factors which may have a bearing on the merits and risks of such investment, and the suitability of such investment in such investor’s particular circumstances. In addition, prospective investors should have the financial capacity to bear the risks associated with any investment in such Notes and should review, among other things, the most recent audited and unaudited financial statements, if any, of the Corporation incorporated by reference into this Prospectus when deciding whether or not to purchase any Notes. Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this section.

Notes linked to the performance of interest rate indices are subject to risks not associated with a conventional debt security and which may result in the loss of principal and/or reduction in the premium and/or interest payable on Notes.

An investment in Notes the principal or premium of which is determined by reference to one or more interest rate indices, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that the resulting interest rate will be less than that payable on a conventional debt security issued by the Corporation at the same time and that the investor could lose all or a substantial portion of the principal of its Note or that no premium may be payable thereon. The secondary market for such Notes will be affected by a number of factors independent of the creditworthiness of the Corporation and the value of the applicable interest rate index or indices, including the volatility of such interest rate index or indices, the method of calculating the index, principal or premium, the time remaining to the maturity of the Notes, the outstanding nominal amount of the Notes and market interest rates. The value of any applicable interest rate indices should not be taken as an indication of the future performance of such interest rate indices during the term of any Note.

Notes are subject to exchange rate and exchange control risks if the Investor’s Currency is different from the Specified Currency.

Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the “Investor’s Currency”) other than the Specified Currency or where principal of, premium (if any) or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor’s Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor’s Currency.

Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor’s Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor’s Currency. Such risks generally depend on economic and political events over which the Corporation has no control. In recent years, rates of exchange have been volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor’s Currency would result in a decrease in the Investor’s Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor’s Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor’s Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor’s Currency would have the opposite effect. In addition, depending on the specified terms of a Note denominated in, or the payment of which is related to the value of, one or more currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note’s effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor.

Governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a Specified Currency at the time of payment of principal, premium (if any) or interest in respect of a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for payment on any particular Note may not be available when payments on such Note are due.

Notes may not be a suitable investment for all investors seeking exposure to assets with certain sustainability characteristics.

While the net proceeds from the sale of Notes will be used by the Corporation for the general operations of the Corporation in accordance with its Articles of Agreement, including to finance eligible projects, the Notes may not satisfy an investor’s requirements where such investor seeks to invest in assets with certain sustainability characteristics. In particular, no assurance is given by the Corporation that the use of such proceeds for any eligible projects will satisfy, whether in whole or in part, any present or future investor expectations or requirements as regards any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates.

No assurance is or can be given to investors that any projects or uses the subject of, or related to, any eligible projects will meet any or all investor expectations regarding such “sustainable” or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation by the borrower or any other implementing entity of any projects or uses the subject of, or related to, any eligible projects.

Furthermore, it should be noted that there is currently no clearly-defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “sustainable” or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as “sustainable” or such other equivalent label and if developed in the future, Notes may not comply with any such definition or label. There can be no assurance that the net proceeds from the sale of any particular Tranche of Notes will be totally or partially disbursed for eligible projects within the term of such Notes. Not all eligible projects will be completed within the specified period or with the results or outcome as originally expected or anticipated by IFC and some planned eligible projects might not be completed at all.

Each potential purchaser of the Notes should determine for itself the relevance of the information contained in this Prospectus regarding the use of proceeds and its purchase of the Notes should be based upon such investigation as it deems necessary.

Structured Notes are subject to risks that are not associated with a conventional debt security including changes in interest rates and exchange rates which may result in the loss of principal and/or reduction in the premium and/or interest payable on Structured Notes.

An investment in a Structured Note issued by the Corporation entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Corporation. A “Structured Note” is a Note with principal, premium (if any) or interest determined by reference to one or more currencies or currency units (including exchange rates and swap indices between currencies or currency units), one or more interest rate indices, stock market indices, commodity indices or other indices or other formulae, reference items or variables (each an “Applicable Index”) (other than a single conventional interest rate index or formula) and which may incorporate features such as embedded options, caps or floors referencing one or more currencies or currency units or Applicable Indices.

Structured Notes are subject to greater volatility than investments in conventional debt securities.

An Applicable Index may be subject to significant changes, and the risk that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, reference items or variables; that two or more indices, formulae, reference items or variables that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected; that the resulting interest rate may be less than that payable on a conventional debt security issued by the Corporation at the same time or that no interest may be payable; that the repayment of principal may occur at times other than that expected by the investor; that the investor may lose a substantial portion of the principal of its Note (whether payable at maturity, upon redemption or otherwise); and that the amount of premium based on appreciation rights payable may be substantially less than anticipated or that no such premium is payable. ;

Structured Notes may be subject to the effects of currency devaluations and the imposition or modification of exchange controls by authorities with jurisdiction over a relevant currency (as discussed under “Risk Factors — Notes are subject to exchange rate and exchange control risks if the Investor’s Currency is different from the Specified Currency”). Such risks generally depend on a number of factors, including financial, economic and/or political events over which the Corporation has no control. As a result, such Notes may have more volatile performance results than for conventional debt securities issued by the Corporation.

In addition, if an Applicable Index used to determine the amount of interest payable contains a spread or margin multiplier or if the Applicable Index used to determine the principal, premium (if any) or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal, premium (if any) or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum (“cap”) or minimum (“floor”) interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Corporation at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates and stock market, commodities or other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate or such other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

An investment in Structured Notes that are Capital at Risk Notes may result in a loss.

Investors cannot be assured that the Corporation will make any payment on any Capital at Risk Notes at maturity. The payment at maturity on Capital at Risk Notes will depend on the features of the particular issue of Capital at Risk Notes as described in the applicable Final Terms. Because of these features, the amount of cash investors receive at maturity may be more or less than the amount invested in the Capital at Risk Notes. Accordingly, investors may lose some or all of their investment. There may not be a minimum amount that the Corporation will pay at maturity; therefore, investors may lose their entire investment in the Capital at Risk Notes.

The security ratings in respect of the Program will not apply to Capital at Risk Notes.

Capital at Risk Notes may not be assigned any security rating or, if rated, they may have a lower security rating than the Program due to the risk of loss of principal. Whether or not a particular issue of Capital at Risk Notes has an assigned security rating, investors should be aware that the terms of the Capital at Risk Notes will create a substantial risk. Investors may lose some or all of their investment regardless of any assigned rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

The yield on Structured Notes may be lower than the yield on a standard debt security of comparable maturity.

The yield that investors will receive on Structured Notes, which could be negative, may be less than the return that investors could earn on other investments. Even if the yield on a series of such notes is positive, it may be less than the yield of a conventional senior debt security of the Corporation with the same maturity date. The investment on such notes may not reflect the full opportunity cost to investors when taking into account factors that affect the time value of money.

In the case of Index-Linked Notes, the timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor’s expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor’s yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor’s yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction). In the case of Capital at Risk Notes, investors may not receive full payment of principal at maturity.

The market value of the Notes may be affected by any optional redemption feature.

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Corporation, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Corporation, and this also may be true prior to any such period. The Corporation may be expected to redeem such Notes in circumstances where the Corporation’s cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

At the time the terms of Structured Notes are set, they may be worth less than the issue price.

Structured Notes may contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The estimated value of such Notes at the time the terms of the Notes are set on the trade date may be less than the Issue Price. This difference may be because of fees, costs, differences in derivatives pricing and other factors.

There may not be an active trading market for Structured Notes.

Structured Notes may not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop. Even if a secondary market for such Notes were to develop, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for such Notes in any secondary market could be substantial. If investors sell their Notes before maturity, they may have to do so at a discount from the Issue Price, and, as a result, suffer substantial losses. See also discussion under “Risk Factors - There may be no secondary market for Notes and, even if there is, the value of Notes will be subject to changes in market conditions.”

Investors in Structured Notes should have the ability and expertise, and/or access to appropriate analytical resources, to analyze quantitatively the effect (or value) of any redemption, cap or floor, or other features of such Structured Notes, and the resulting impact on the value of such Structured Notes There may be no secondary market for Notes and, even if there is, the value of Notes will be subject to changes in market conditions.

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or other market risks, that are designed for specific investment objectives, or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severe adverse effect on the market value of Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Corporation and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal, premium (if any) or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors will also affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The market value of Notes bearing interest at a variable rate with caps or floors generally are more volatile than those of Notes bearing interest at a variable rate linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches the cap or floor. Similarly, the prices of Notes bearing interest at a variable rate linked to an Applicable Index containing a rate multiplier or other leverage factor greater than one generally are more volatile than those for Notes bearing interest at a variable rate linked to the same Applicable Index without such a rate multiplier or other leverage factor.

In the case of Notes bearing interest at a Floating Rate with an interest rate equal to a fixed rate less a rate based upon a reference rate, the interest rate will vary in the opposite direction of changes in such reference rate. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by the Corporation based on the same reference rate (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the Applicable Index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that the Corporation may elect to convert from a Fixed Rate to a Floating Rate, or from a Floating Rate to a Fixed Rate, the ability of the Corporation to convert the interest rate may affect the secondary market and the value of such Notes since the Corporation may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to the Corporation. The change of interest basis may result in a lower interest return for Noteholders. If the Corporation elects to convert from a Fixed Rate to a Floating Rate, the Margin may be lower (if being added to the relevant reference rate) or higher (if being subtracted from the relevant reference rate) than prevailing spreads at the time of such conversion on other floating rate securities issued by the Corporation with comparable maturities using the same reference rate, and the interest rate at any time may be lower than that payable on other securities of the Corporation. Conversely, if the Corporation elects to convert from a Floating Rate to a Fixed Rate, the Fixed Rate may be lower than prevailing interest rates on other securities of the Corporation.

The prices at which zero coupon instruments, such as Zero Coupon Notes, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the nominal amount payable on such instruments, such as Notes issued at a substantial discount to their nominal amount or Notes issued with significantly above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared to that for conventional interest-bearing securities with comparable maturities.

Investment in Notes may not be legal for all investors.

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

The conditions of the Notes contain provisions which may permit their modification without the consent of all investors.

The conditions of the Notes contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders, including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority. At such a meeting, a certain majority of Noteholders can, among other things, approve amendments to the maturity date of the Notes, reduce their nominal amount or redemption amount, amend the dates of payment of interest or the interest rates and vary the currency or currencies of payment or denomination of the Notes.

The value of the Notes could be adversely affected by a change in law or administrative practice.

The Final Terms of each Series of Notes will specify the governing law of such Notes. No assurance can be given as to the impact of any possible judicial decision or change to applicable law or administrative practice after the date of the applicable Final Terms and any such change could materially adversely impact the value of the Notes affected by it.

Investors who hold less than the minimum Specified Denomination, if applicable, may be unable to sell their Notes and may be adversely affected if Notes in definitive form are subsequently required to be issued.

In relation to any issue of Bearer Notes which have a denomination consisting of the minimum Specified Denomination plus a higher integral multiple of another smaller amount, it is possible that the Notes may be traded in amounts in excess of the minimum Specified Denomination that are not integral multiples of the minimum Specified Denomination. In such a case a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination will not be able to sell such holding without first purchasing a principal amount of Notes at or in excess of the minimum Specified Denomination. Further, a Noteholder who, as a result of trading such amounts, holds a principal amount of less than the minimum Specified Denomination will not receive a Definitive Bearer Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that it holds an amount equal to one or more Specified Denominations.

Holders of Notes held through DTC, Euroclear and Clearstream, Luxembourg, CDP, the Federal Reserve Banks or any other clearing system, as the case may be, must rely on procedures of those clearing systems to effect transfers of Notes, receive payments in respect of Notes and vote at meetings of Noteholders.

Notes issued under the Program to be held through DTC or Euroclear and Clearstream, Luxembourg will be represented on issue by one or more Global Notes or Global Certificates, as the case may be, that may be deposited with a Common Depositary or Common Safekeeper for Euroclear and Clearstream, Luxembourg or may be deposited with a nominee for DTC. Except in the circumstances described in each Global Note or Global Certificate, investors will not be entitled to receive Notes in definitive form. Each of DTC, Euroclear and Clearstream, Luxembourg and their respective direct and indirect participants will maintain records of the beneficial interests in each Global Note held through it. In respect of Notes which are accepted for clearance by CDP, the entire issue of the Notes is to be held by or on behalf of CDP in the form of a Global Note for persons holding the Notes in securities accounts with CDP (“Depositors”). Delivery and transfer of Notes between Depositors is by electronic book-entries in the records of CDP only, as reflected in the securities accounts of Depositors. While the Notes are represented by a Global Note or Global Certificate, investors will be able to trade their beneficial interests only through the relevant clearing systems and their respective participants.

While the Notes are represented by Global Notes or Global Certificates, the Issuer will discharge its payment obligation under the Notes by making payments through the relevant clearing systems. A holder of a beneficial interest in a Global Note or Global Certificate must rely on the procedures of the relevant clearing system and its participants to receive payments under the Notes. The Corporation has no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in any Global Note or Global Certificate.

Holders of beneficial interests in a Global Note or Global Certificate will not have a direct right to vote in respect of the Notes so represented. Instead, such holders will be permitted to act only to the extent that they are enabled by the relevant clearing system and its participants to appoint appropriate proxies.

Although CDP has established procedures to facilitate transfer of interests in the Notes in global form among Depositors, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

On initial issue, all Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Banks will be issued in uncertificated bookentry form only through the Federal Reserve Bank of New York and held by Holding Institutions (as defined in “Clearance and Settlement”) designated by the relevant Dealer(s). Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Fed Bookentry Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Fed Bookentry Notes. The Federal Reserve Banks will not record pledges of Fed Bookentry Notes.

In respect of Notes held through any other clearing system, investors will have to rely on the procedures of such clearing system for payment of interest and principal on their Notes. Furthermore, investors should also consider any legal risks that may be applicable to them as a result of how their holding of, or beneficial interest in, Notes will be recorded and legally recognised, procedures for the transfer of their Notes and also for the exercise of voting rights.

Future discontinuance of certain benchmark rates may adversely affect the value of Floating Rate Notes which are linked to or which reference any such benchmark rate

Interest rates and indices which are deemed to be “benchmarks”, are the subject of national and international regulatory guidance and proposals for reform. Some of these reforms are already effective whilst others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the value or liquidity of, and the amount payable under, any Notes referencing such a benchmark.

Regulation aimed at the provision of benchmarks by benchmark administrators, the contribution of input data to a benchmark and the use of a benchmark by certain entities within a particular jurisdiction could have a material impact on any Notes linked to or referencing a benchmark, in particular if the methodology or other terms of the benchmark are changed in order to comply with the requirements of such regulation. Such changes could, among other things, have the effect of reducing, increasing or otherwise affecting the volatility of the published rate or level of the relevant benchmark.

More broadly, any of the international or national reforms, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements.

Such factors may have (without limitation) the following effects on certain benchmarks: (i) discouraging market participants from continuing to administer or contribute to a benchmark; (ii) triggering changes in the rules or methodologies used in the benchmark and/or (iii) leading to the disappearance of the benchmark. Any of the above changes or any other consequential changes as a result of international or national reforms or other initiatives or investigations, could have a material adverse effect on the value of and return on any Notes linked to, referencing, or otherwise dependent (in whole or in part) upon, a benchmark.

Investors should be aware that, if a benchmark rate were discontinued or otherwise unavailable (a “Benchmark Event”), the rate of interest on Floating Rate Notes which are linked to or which reference such benchmark rate will be determined for the relevant period by the fall-back provisions applicable to such Notes as set forth in the Final Terms. If, following the occurrence of a Benchmark Event, no successor or alternative reference rate is determined, the ultimate fallback for determining the rate of interest for a particular Interest Period or Interest Accrual Period may result in the rate of interest for the last preceding Interest Period or Interest Accrual Period being used. This may result in the effective application of a fixed rate for Floating Rate Notes based on the rate which was last observed on the Relevant Screen Page for the purposes of determining the rate of interest in respect of an Interest Period or an Interest Accrual Period (as applicable).

In addition, due to the uncertainty concerning the availability of successor and alternative reference rates, the relevant fallback provisions may not operate as intended at the relevant time. Determinations of successor or alternative reference rates may be made without the consent of the Noteholders and could have unexpected commercial consequences, and there can be no assurance that, due to the particular circumstances of each Noteholder, any such determination will be favorable to each Noteholder. Any such consequences could have a material adverse effect on the value of and return on any such Notes.

Changes in creditworthiness of the Corporation’s clients may affect the financial condition of the Corporation.

As described in more detail in the Corporation’s Information Statement, the Corporation is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of the Corporation. The Corporation’s principal investment products are loans, equity investments, debt securities and guarantees. The Corporation’s disbursed investment portfolio is diversified by country, region, industry, sector and project type, and it operates under a comprehensive enterprise risk management framework which is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. The value of the Corporation’s investments, and the financial returns on them, are subject to the risk of adverse changes in the financial condition of the Corporation’s clients, which may arise from factors specific to a particular client or industry or from changes in the macroeconomic environment or the financial markets in the countries in which a client operates. Such adverse changes could require the Corporation to recognize write-downs or realize impairment charges, any of which may adversely affect its financial condition.

Adverse financial and credit market conditions may significantly affect the Corporation’s ability to access international debt markets, on which Corporation relies as its primary source of funding

The Corporation raises virtually all of the funds for its lending and debt security investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. The Corporation diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness.

Disruptions, uncertainty or volatility in financial markets may limit the Corporation’s ability to issue securities, most notably longer-dated debt securities, in the international markets at a cost that is acceptable to the Corporation. These market conditions may limit the Corporation’s ability to replace, in a timely manner, maturing liabilities and access the funding necessary to carry on its activities. As such, the Corporation may decide to issue securities with shorter tenors than it prefers, or pay higher interest rates, thereby increasing the Corporation’s interest expense and significantly reducing its financial flexibility.

If the Corporation is unable to source appropriate funding, it may also be forced to reduce its activities or begin to sell liquid securities, which may have an adverse effect on its financial position.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions (the “Conditions” and each a “Condition”) that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of Part A of the applicable Final Terms, will apply to the Notes referred to in such Final Terms. If Notes are to be printed in definitive form either (i) the full text of these Conditions together with the relevant provisions of the Final Terms or (ii) these Conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on the Definitive Bearer Notes (as defined below) or on the Certificates (as defined below) relating to such Registered Notes (as defined below).

The Bearer Notes and the Registered Notes (each as defined in Condition 1(a)) are issued pursuant to an Amended and Restated Global Agency Agreement (as amended or supplemented as at the date of issue of the Notes (the “Issue Date”)), dated as of 11 October 2021 (the “Global Agency Agreement”) between the Corporation, Citibank, N.A., London Branch, as global agent and the other agents named therein (if any) and, in the case of Bearer Notes to be cleared through The Central Depository (Pte) Limited (“CDP”), as supplemented by the Amended and Restated Supplemental Agency Agreement dated as at 11 October 2021 (the “Supplemental Agency Agreement”) between the Corporation and Citicorp Investment Bank (Singapore) Limited, as Singapore paying agent, and the other agent named therein and, in the case of Bearer Notes and Registered Notes governed by English law, with the benefit of an Amended and Restated Deed of Covenant (as amended or supplemented as at the Issue Date, the “Deed of Covenant”) dated as of 11 October 2021 executed by the Corporation in relation to such Notes. The original executed Deed of Covenant is held by the global agent. The Global Agency Agreement includes forms of the Notes (other than Fed Bookentry Notes (as defined in Condition 1(a)) and Notes cleared through CDP) and the receipts (if any) for the payment of instalments of principal (the “Receipts”) relating to Notes in bearer form of which the principal is payable in instalments, the coupons (if any) attaching to interest-bearing Notes in bearer form (the “Coupons”) and the talons (if any) for further Coupons relating to such Notes (the “Talons”). The global agent, the Singapore paying agent, the paying agents, the registrar, the transfer agents, the exchange agent(s), the determination agent(s) and the calculation agent(s) are referred to below respectively as the “Global Agent”, the “Singapore Paying Agent” the “Paying Agents” (which expression shall also include the Global Agent, the Singapore Paying Agent and such additional paying agents the Corporation may appoint from time to time or in connection with particular issues of Notes), the “Registrar”, the “Transfer Agents”, the “Exchange Agent(s)”, “the Determination Agent(s)” and the “Calculation Agent(s)” (which expressions shall include their respective successors and any additional agents appointed as such by the Corporation from time to time). The Global Agent, the Registrar, the Transfer Agent, the Exchange Agent(s), the Determination Agent(s), the Calculation Agent(s) and the Federal Reserve Bank of New York are together referred to herein as the “Agents”. Unless otherwise specified in these Conditions, the Calculation Agent will be Citibank, N.A., London Branch. The Noteholders (as defined below), the holders (the “Couponholders”) of Coupons and, where applicable in the case of such Notes, Talons, and the holders of Receipts are bound by and are deemed to have notice of all of the provisions of the Global Agency Agreement, the Supplemental Agency Agreement (if applicable to the relevant Notes), the Deed of Covenant and the Final Terms relevant to such Notes. Copies of the Global Agency Agreement, Supplemental Agency Agreement and the Deed of Covenant are available for inspection or collection by Noteholders upon reasonable request at the specified offices of each of the Global Agent, the Registrar and the Transfer Agents during normal business hours or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent).

The Fed Bookentry Notes are issued in accordance with a uniform fiscal agency agreement effective as of July 20, 2006 (as amended and supplemented from time to time, the “Fiscal Agency Agreement”) and made between the Corporation and the Federal Reserve Bank of New York, as fiscal and paying agent (the “Fiscal Agent”). Copies of the Fiscal Agency Agreement are available for inspection at the specified offices of the Fiscal Agent.

In these Conditions, “Noteholder” means the bearer of any Bearer Note and the Receipts relating to it or the Federal Reserve Bank of New York for Fed Bookentry Notes or the person in whose name a Registered Note is registered, and “holder” (in relation to a Bearer Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or, in relation to a Fed Bookentry Note, the Federal Reserve Bank of New York or, in relation to a Registered Note, the person in whose name a Registered Note is registered, as the case may be.

For Notes which are not Definitive Bearer Notes, Fed Bookentry Notes or individually certificated Registered Notes represented by Certificates (each as defined in Condition 1(a)), references in these Conditions to terms specified on a Note or specified hereon shall be deemed to include references to terms specified in the applicable Final Terms issued in respect of a particular issue of Notes of which such Note forms a part (each a “Final Terms”) and which will be attached to such Note. For Notes which are Fed Bookentry Notes, references in these Conditions to terms specified on a Fed Bookentry Note or specified hereon shall be deemed to be references to the Final Terms applicable to such Fed Bookentry Note.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the applicable Final Terms in relation to such Series. All capitalized terms that are not defined in these Conditions will have the meanings given to them in the applicable Final Terms.

1.	Form, Denomination, Title and Specified Currency

(a)	Form: Each issue of Notes of which this Note forms a part (the “Notes”) is issued as:

(i)	bearer notes (“Bearer Notes”) in the nominal amount of a Specified Denomination (as defined in Condition 1(b));

(ii)	uncertificated bookentry notes (“Fed Bookentry Notes”) in the nominal amount of a Specified Denomination; and/or

(iii)	registered notes (“Registered Notes”) in the nominal amount of a Specified Denomination,

as specified on such Note, and these Conditions must be read accordingly. An issue of Notes may comprise either Bearer Notes only, Registered Notes only, Registered Notes and Bearer Notes only, or Fed Bookentry Notes only (except as provided in Condition 2(b)).

Bearer Notes may be issued in global form and/or definitive bearer form (“Definitive Bearer Notes”). Bearer Notes in definitive form are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, except in the case of Notes that do not bear interest, in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any Bearer Note the nominal amount of which is redeemable in instalments is issued with one or more Receipts attached.

Registered Notes are represented by registered certificates (“Certificates”) in global and/or definitive form. Except as provided in Condition 2(c), one Certificate (including Certificates in global form) representing the aggregate nominal amount of Registered Notes held by the same holder will be issued to such holder, unless more than one Certificate is required for clearance and settlement purposes. Each Certificate will be numbered serially with an identifying number, which will be recorded in the register (the “Register”) kept by the Registrar.

(b) Denomination: “Specified Denomination” means the denomination or denominations specified on such

Note.

(c) Title:

(i)	Title to Bearer Notes and Receipts, Coupons and Talons shall pass by delivery.

(ii)

The Corporation may deem and treat the Federal Reserve Bank of New York, in respect of all Fed Bookentry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effective to discharge the liability of the Corporation with respect to such Fed Bookentry Notes to the extent of the sum or sums so paid. As custodian of Fed Bookentry Notes, the Federal Reserve Bank of New York may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Fed Bookentry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, shall be valid and effective to discharge the liability of the Corporation with respect to such Fed Bookentry Notes to the extent of the sum or sums paid. A “Holding Institution” is a depositary or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch.

The Corporation, the Global Agent, the Paying Agents, the Registrar and the Transfer Agents shall be entitled to deem and treat the bearer of any Bearer Note, Receipt, Coupon or Talon, or the Federal Reserve Bank of New York for Fed Bookentry Notes, or the registered holder of any Registered Note, to be the absolute owner thereof for the purpose of making payments and for all other purposes, whether or not such Bearer Note, Receipt, Coupon or Talon, Fed Bookentry Note or Registered Note is overdue and regardless of any notice of ownership, trust or an interest therein, any writing thereon (or on the Certificate representing it) or any notice of any previous theft or loss thereof (or of the related Certificate), and all payments on a Note or Coupon to such holder shall be deemed valid and effectual to discharge the liability of the Corporation in respect of such Note or Coupon to the extent of the sum or sums so paid.

(iii)	Title to Registered Notes shall pass by registration in the Register in accordance with the provisions of the Global Agency Agreement or otherwise in accordance with applicable law.

(d) Specified Currency: The Specified Currency of any Note is as specified hereon. Unless otherwise specified hereon, all payments of principal and interest in respect of a Note shall be made in the Specified Currency.

2.	Transfers of Registered Notes and Exchanges of Bearer Notes

(a)	Transfers:

(i)

Subject as provided in Condition 2(g), Registered Notes may be transferred in whole or in part in a Specified Denomination upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed. In the case of a transfer of part only of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the interest in the Notes not transferred shall be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the transferee’s aggregate interest in the Notes shall only be issued against surrender of the Certificate representing its existing interest in the Notes.

(ii)	Registered Notes may not be exchanged for Bearer Notes.

(b) Transfer of Fed Bookentry Notes: Fed Bookentry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Fed Bookentry Notes may not be exchanged for Registered Notes or for Bearer Notes.

(c) Partial Exercise of Options or Partial Redemption in Respect of Registered Notes: In the case of a partial redemption (in respect of an exercise of the Corporation’s or the Noteholder’s option or otherwise) of Registered Notes represented by a single Certificate, a new Certificate in respect of the balance of the interest in any such Registered Notes not redeemed shall be issued to the holder to reflect the exercise of such option. In the case of a partial exercise of an option (other than in respect of optional redemption), one or more new Certificates may be issued to the relevant holders reflecting such exercise. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent.

(d) Exchange of Bearer Notes: Subject as provided in Condition 2(g), and if so provided hereon, Bearer Notes may be exchanged for the same aggregate nominal amount of Registered Notes of the same Series at the request in writing of the relevant Noteholder and upon surrender of each Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; provided, however, that where such Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 6(c)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination.

(e) Delivery of New Certificates and Notes: New Certificate(s) or Note(s) issued upon any transfer, exchange, partial redemption or partial exercise of options in accordance with this Condition 2 shall be mailed by uninsured post at the risk of the holder entitled to the new Certificate or Note to such address as may be so specified in the request for transfer or exchange, or in the redemption exercise notice delivered by the holder requesting such transfer, exchange or partial redemption, to the relevant Transfer Agent, Registrar or Fiscal Agent, as the case may be (in respect of Registered Notes), or (if no address is so specified) as appears in the Register, or otherwise in accordance with the customary procedures of the relevant Transfer Agent, the Registrar or the Fiscal Agent, as the case may be, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify.

(f) Exchange Free of Charge: Exchanges of Bearer Notes for Registered Notes and registrations of transfers of Certificates shall be effected without charge by or on behalf of the Corporation, the Registrar or the Transfer Agents, provided that the transferor or holder shall bear the expense of the issue and delivery of any Registered Note and shall make any payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(g) Closed Periods: No transfer of a Registered Note or the exchange of a Bearer Note for one or more Registered Note(s) will be effected (i) in the case of a transfer of a Registered Note or exchange of a Bearer Note, on the day immediately preceding the due date for any payment of principal, redemption amount or premium (if any) in respect of that Note, (ii) during the notice period immediately preceding any date on which Notes may be called for redemption by the Corporation at its option pursuant to Condition 5(d), (iii) after any such Note has been called for redemption or (iv) during the period starting on the day immediately preceding any Record Date (as defined in Condition 6(c)) and ending on (and including) any such Record Date. If specified hereon that Bearer Notes may be exchanged for Registered Notes, then any such Bearer Note called for redemption may be exchanged for one or more Registered Note(s) not later than the relevant Record Date, provided that the Certificate in respect of such Registered Note(s) is simultaneously surrendered.

(h) Provisions Concerning Transfers: All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Registrar. A copy of the relevant procedures will be made available during normal business hours by the Registrar to any holder of a Registered Note upon reasonable request.

3.	Status of Notes

The Notes are direct, unconditional, general and unsecured obligations of the Corporation ranking pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

4.	Interest

(a) Interest on Fixed Rate Notes: Each Fixed Rate Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 4(h).

(b) Interest on Floating Rate Notes and Index-Linked Notes:

(i)	Interest Payment Dates:

Each Floating Rate Note and Index-Linked Note bears interest on its outstanding nominal amount from and including the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. The amount of interest payable shall be determined in accordance with Condition 4(h). Such Interest Payment Date(s) is/are either specified hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are specified hereon, Interest Payment Date shall mean each date which falls the number of months or other period specified hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii)	Business Day Convention:

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii)	Rate of Interest for Floating Rate Notes:

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified hereon.

(A)	ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate. For the purposes of this sub-paragraph (A), “ISDA Rate” for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the (i) if “2006 ISDA Definitions” is specified in the applicable Final Terms, the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and as amended and updated as at the Issue Date of the first Tranche of the Notes; or (ii) if “2021 ISDA Definitions” is specified in the applicable Final Terms, the latest version of the 2021 ISDA Interest Rate Derivatives Definitions as published by ISDA as at the Issue Date of the first Tranche of the Notes (together, the “ISDA Definitions”) and under which:

(x)	the Floating Rate Option is as specified hereon;

(y)	the Designated Maturity is a period specified hereon; and

(z)	the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), “Floating Rate”, “Calculation Agent”, “Floating Rate Option”, “Designated Maturity”, “Reset Date” and “Swap Transaction” have the meanings given to those terms in the ISDA Definitions.

(B)	Screen Rate Determination for Floating Rate Notes

(x)

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period will, subject as provided below, be either:

(1)	the offered quotation; or

(2)	the arithmetic mean of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at the Relevant Time in the Relevant Financial Centre on the Interest Determination Date in question as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean of such offered quotations.

(y)

If the Relevant Screen Page is not available or, if sub-paragraph (x)(1) applies and no such offered quotation appears on the Relevant Screen Page, or, if sub-paragraph (x)(2) applies and fewer than three such offered quotations appear on the Relevant Screen Page, in each case as at the time specified above, subject as provided below, the Calculation Agent shall request the principal office in the Relevant Financial

Centre of each of the Reference Banks, to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate, at the Relevant Time in the Relevant Financial Centre on the Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Accrual Period shall be the arithmetic mean of such offered quotations as determined by the Calculation Agent.

(z)

If paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are providing offered quotations, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) as communicated to the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, at approximately the Relevant Time in the Relevant Financial Centre on the relevant Interest Determination Date, deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate by leading banks in the Relevant Financial Centre, or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, or the arithmetic mean of the offered rates for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate at the Relevant Time in the Relevant Financial Centre on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Corporation suitable for such purpose) informs the Calculation Agent it is quoting to leading banks in the Relevant Financial Centre, provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin or Maximum or Minimum Rate of Interest is to be applied to the relevant Interest Accrual Period from that which applied to the last preceding Interest Accrual Period, the Margin or Maximum or Minimum Rate of Interest relating to the relevant Interest Accrual Period, in place of the Margin or Maximum or Minimum Rate of Interest relating to that last preceding Interest Accrual Period).

(iv)	Linear Interpolation:

Where Linear Interpolation is specified as applicable in respect of an Interest Period in the applicable Final Terms, the Rate of Interest for such Interest Period shall be calculated by the Calculation Agent by straight line linear interpolation by reference to two rates based on the relevant Reference Rate (where Screen Rate Determination is specified as applicable in the applicable Final Terms) or the relevant Floating Rate Option (where ISDA Determination is specified as applicable in the applicable Final Terms), one of which shall be determined as if the Designated Maturity were the period of time for which rates are available next shorter than the length of the relevant Interest Period and the other of which shall be determined as if the Designated Maturity were the period of time for which rates are available next longer than the length of the relevant Interest Period provided however that if there is no rate available for a period of time next shorter or, as the case may be, next longer then the Rate of Interest for such Interest Period shall be calculated as if Linear Interpolation were not applicable.

“Designated Maturity” means, in relation to Screen Rate Determination, the period of time designated in the Reference Rate.

(v)	Rate of Interest for Index-Linked Notes:

The Rate of Interest in respect of Index-Linked Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) Zero Coupon Notes: Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortization Yield (as described in Condition 5(c)(ii)).

(d) Dual Currency Notes: In the case of Dual Currency Notes, if the rate or amount of interest fails to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) Partly Paid Notes: In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) Accrual of Interest: Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date (as defined in Condition 8).

(g) Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts and Rounding:

(i)

If any Margin is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin subject always to the next paragraph;

(ii)

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be;

(iii)

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes “unit” means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency

(h) Calculations: The amount of interest payable per Calculation Amount in respect of any Note for any Interest Accrual Period shall be equal to the product of the Rate of Interest, the Calculation Amount specified hereon, and the Day Count Fraction for such Interest Accrual Period, unless an Interest Amount (or a formula for its calculation) is applicable to such Interest Accrual Period, in which case the amount of interest payable per Calculation Amount in respect of such Note for such Interest Accrual Period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable per Calculation Amount in respect of such Interest Period shall be the sum of the Interest Amounts payable in respect of each of those Interest Accrual Periods. In respect of any other period for which interest is required to be calculated, the provisions above shall apply save that the Day Count Fraction shall be for the period for which interest is required to be calculated. If the Calculation Amount is not specified hereon, the Calculation Amount shall equal the minimum Specified Denomination.

(i) Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts: The Calculation Agent shall, as soon as practicable on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, determine such rate and calculate the Interest Amounts for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Accrual Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Global Agent, Fiscal Agent (if applicable), the Corporation, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority (or listing agent, as the case may be) so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 4(b)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 9, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated needs to be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(j) Definitions: In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

“Business Day” means:

(i)

in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency; and/or

(ii)	in the case of euro, a day on which the TARGET2 System is operating (a “TARGET2 Business Day”); and/or

(iii)

in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres.

“Day Count Fraction” means, in respect of the calculation of an Interest Amount on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period or an Interest Accrual Period, the “Calculation Period”):

(i)

if “Actual/Actual” or “Actual/Actual - ISDA” is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii)	if “Actual/365 (Fixed)” is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii)	if “Actual/365 (Sterling)” is specified hereon, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv)	if “Actual/360” is specified hereon, the actual number of days in the Calculation Period divided by 360;

(v)	if “30/360”, “360/360” or “Bond Basis” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 — Y1)] + [30 × (M2 — M1)] + (D2 — D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2 ” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1 ” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2 ” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1 ” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2 ” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30;

(vi)	if “30E/360” or “Eurobond Basis” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 — Y1)] + [30 × (M2 — M1)] + (D2 — D1) 360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(vii)	if “30E/360 (ISDA)” is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

Day Count Fraction =	[360 × (Y2 — Y1)] + [30 × (M2 — M1)] + (D2 — D1)
360

where:

“Y1” is the year, expressed as a number, in which the first day of the Calculation Period falls;

“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“M1” is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

“D1” is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D1 will be 30; and

“D2” is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(viii)	if “Actual/Actual-ICMA” is specified hereon,

(a)

if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(b)	if the Calculation Period is longer than one Determination Period, the sum of:

(x)

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y)

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year, where:

“Determination Period” means the period from and including a Determination Date in any year to but excluding the next Determination Date and

“Determination Date” means the date specified as such hereon or, if none is so specified, the Interest Payment Date; or

(ix)	in all other cases, such other basis as may be agreed, as specified hereon.

“Euro-zone” means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty on the Functioning of the European Union, as amended.

“IA Determination Cut-off Date” means in any Interest Period, the date that is no later than five Business Days prior to the Interest Determination Date relating to the immediately following Interest Period.

“Interest Accrual Period” means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date.

“Interest Amount” means:

(i)

in respect of an Interest Accrual Period, the amount of interest payable per Calculation Amount for that Interest Accrual Period and which, in the case of Fixed Rate Notes, and unless otherwise specified hereon, shall mean the Fixed Coupon Amount or Broken Amount specified hereon as being payable on the Interest Payment Date ending the Interest Period of which such Interest Accrual Period forms part; and

(ii)	in respect of any other period, the amount of interest payable per Calculation Amount for that period.

“Interest Commencement Date” means the Issue Date or such other date as may be specified hereon.

“Interest Determination Date” means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two TARGET2 Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro.

“Interest Period” means the period specified as such hereon or, if none is so specified, the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

“Interest Period Date” means each Interest Payment Date unless otherwise specified hereon.

“Rate of Interest” means the rate of interest payable from time to time in respect of this Note and that is either specified hereon or calculated in accordance with the provisions specified hereon.

“Reference Banks” means, in the case of a determination of any Reference Rate, the principal office of four major banks in the Relevant Financial Centre, in each case selected by the Calculation Agent in consultation with the Corporation or as specified hereon.

“Reference Rate” means the rate specified as such hereon.

“Relevant Financial Centre” means the financial centre(s) specified hereon.

“Relevant Screen Page” means such page, section, caption, column or other part of a particular information service as may be specified hereon.

“Relevant Time” means the time specified hereon.

“Specified Currency” means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated.

“TARGET2 System” means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET2) System or any successor thereto.

(k) Calculation Agent: The Corporation shall procure that there shall at all times be one or more Calculation Agents if provision is made for them in the applicable Final Terms and for so long as any Note is outstanding (as defined in the Global Agency Agreement). Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Corporation shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

5.	Redemption, Purchase and Options

(a) Final Redemption: Unless previously redeemed, purchased and cancelled as provided below, each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (b) below, its final Instalment Amount.

(b) Redemption by Instalments: Unless previously redeemed, purchased and cancelled as provided in this Condition 5, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(c) Early Redemption Amounts:

(i)	Notes Other than Zero Coupon Notes:

The Early Redemption Amount payable in respect of any Note (other than Notes described in (ii) below), upon it becoming due and payable as provided in Condition 9, shall be the Final Redemption Amount unless otherwise specified hereon.

(ii)	Zero Coupon Notes:

(A)

The Early Redemption Amount payable in respect of any Zero Coupon Note, upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note unless the Early Redemption Amount is linked to an index and/or a formula, or unless otherwise specified hereon.

(B)

Subject to the provisions of sub-paragraph (C) below, the Amortized Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortization Yield (which, if none is specified hereon, shall be such rate as would produce an Amortized Face Amount equal to the Issue Price of the Notes if they were discounted back to their Issue Price on the Issue Date) compounded annually.

(C)

If the Early Redemption Amount payable in respect of any such Note upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortized Face Amount in accordance with this sub-paragraph shall continue to be made (both before and, to the extent permitted by applicable law, after judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 4(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction specified hereon.

(d) Redemption at the Option of the Corporation: If Call Option is specified hereon as applicable, the Corporation may, on giving not less than 10 nor more than 30 days’ irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, all or, if so provided, some, of the Notes on any Optional Redemption Date. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the Minimum Redemption Amount to be redeemed specified hereon (if any) and no greater than the Maximum Redemption Amount to be redeemed specified hereon (if any).

All Notes in respect of which any such notice is given shall be redeemed on the Optional Redemption Date specified in such notice in accordance with this Condition.

In the case of a partial redemption of Notes other than Fed Bookentry Notes, the notice to Noteholders shall also contain the certificate numbers of the Bearer Notes, or, in the case of Registered Notes, shall specify the nominal amount of Registered Notes drawn and the holder(s) of such Registered Notes, to be redeemed, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange or other relevant authority requirements. So long as the Notes are listed on the Luxembourg Stock Exchange or any other stock exchange and the rules of that stock exchange so require, the Corporation shall, once in each year in which there has been a partial redemption of the Notes, cause to be published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a newspaper having general circulation in Luxembourg or, as specified by such other stock exchange, a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered. In the case of a partial redemption of Fed Bookentry Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

(e) Redemption at the Option of Noteholders: If Put Option is specified hereon as applicable, the Corporation shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 46 nor more than 60 days’ notice to the Corporation (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

In the case of a Note which is not a Fed Bookentry Note, to exercise such option the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice (“Exercise Notice”) in the form obtainable upon request during normal business hours from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the notice period. In the case of a Fed Bookentry Note, if the holder wishes to exercise such option, the holder must give notice thereof to the Corporation through the relevant Holding Institution. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Fiscal Agency Agreement or the Global Agency Agreement) without the prior consent of the Corporation.

(f) Automatic Early Redemption: If Automatic Early Redemption is specified hereon as applicable, the Corporation shall redeem all of the Notes on the Optional Redemption Date at their Optional Redemption Amount together with interest accrued to the date fixed for redemption, in accordance with the provisions specified hereon.

(g) Partly Paid Notes: Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(h) Purchases: The Corporation may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Corporation may be held or resold or, at the discretion of the Corporation, surrendered to the Global Agent for cancellation (together with (in the case of Definitive Bearer Notes) any unmatured Coupons, unexchanged Talons or Receipts attached thereto or purchased therewith).

(i) Cancellation: All Notes purchased by or on behalf of the Corporation may be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Global Agent and, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar, and, in each case, if so surrendered, shall, together with all Notes redeemed by the Corporation, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Corporation in respect of any such Notes shall be discharged.

6.	Payments

(a)	Bearer Notes:

(i)

Payments of principal and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 6(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 6(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a check payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in such currency with, a Bank. “Bank” means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET2 System.

(ii)

Notwithstanding the foregoing, if the Specified Currency of any Bearer Notes or payments thereunder are otherwise to be made in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Corporation shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts, and (iii) such payment is then permitted by U.S. law.

Payments of principal, premium (if any) and interest in respect of Bearer Notes represented by a Global

Note in classic global note (“CGN”) form will (subject as provided below) be made in the manner specified above in relation to Definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent. A record of which payment made against presentation or surrender of such Global Note in CGN form, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by such Paying Agent and such record shall be prima facie evidence that the payment in question has been made. If the Global Note is in new global note (“NGN”) form, details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Global Note will be reduced accordingly. Payments under the Global Note in NGN form will be made to its holder. Each payment so made will discharge the Corporation’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

(b)	Fed Bookentry Notes:

(i)

Payments of principal and interest on the Notes will be payable at a designated office or agency of the Corporation in New York City in U.S. dollars to the holder on the Fed Bookentry Record Date (as defined below), provided that, at the Corporation’s option, principal and interest in respect of Fed Bookentry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Fed Bookentry Notes. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Notes pursuant to the Fiscal Agency Agreement. The “Fed Bookentry Record Date” for the purpose of payment of interest or principal on the Fed Bookentry Notes shall be as of the close of business at the Fiscal Agent on the day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Fed Bookentry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

(ii)

Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the Fiscal Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the Fiscal Agent is open for business.

(c)	Registered Notes:

(i)

Payments of principal (which for the purposes of this Condition 6(c) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against surrender of the relevant Certificates at the specified office of any of the Paying Agents or of the Registrar and in the same manner provided in paragraph (ii) below.

(ii)

Interest (which for the purpose of this Condition 6(c) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the day before the due date for payment thereof (unless otherwise specified in the applicable Final Terms) (the “Record Date”). Payments of interest on each Registered Note shall, subject as mentioned below, be made in the relevant currency by check drawn on a Bank and mailed to the holder (or to the first-named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a Financial Institution. “Financial Institution” means a bank in the principal financial centre for such currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(iii)

In respect of Registered Notes held under the new safe-keeping structure (“NSS”), the Corporation shall procure that details of each payment of principal or interest shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Certificate in global form will be reduced accordingly. Payments under the Registered Notes held under the NSS will be made in the manner specified above. Each payment so made will discharge the Corporation’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

(iv)	Registered Notes held through The Depository Trust Company (“DTC”) will be paid as follows:

(A)	if the Specified Currenc(y/ies) for payment is(are) U.S. dollars, payments of principal, premium (if any), and/or interest will be made in accordance with Conditions 6(c)(i) and (ii).

(B)

if the Specified Currenc(y/ies) for payment is(are) a currency other than U.S. dollars, payments of principal and interest will be made by the Global Agent in the relevant currency by wire transfer of same day funds to the designated account in such currency of

DTC participants entitled to receive the relevant payment who have made an irrevocable election prior to 5:00 p.m. New York City time on the fifteenth calendar day prior to the due date for payment thereof (the “DTC Record Date”). In the case of DTC participants entitled to receive the relevant payments but who have not elected to receive payments in such currency, the Global Agent shall pay such amounts to the Exchange Agent and the Exchange Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to such DTC participants. The Global Agency Agreement sets out the manner in which such conversions or such elections are to be made.

(v)

Noteholders will not be entitled to any interest or other payment for any postponed payment resulting from the application of Condition 6(h) if the Noteholder is late in surrendering its Certificate (if required to do so) or if its Certificate cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 6(c) arrived after the due date for payment.

(d) Payments Subject to Law: All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Appointment of Agents: The Fiscal Agent, the Global Agent, the Paying Agents, the Registrar, the Transfer Agents, the Exchange Agent and the Calculation Agent initially appointed by the Corporation and their respective specified offices are listed below. The Fiscal Agent, the Global Agent, the Paying Agents, the Registrar, Transfer Agents, the Exchange Agent and the Calculation Agent(s) act solely as agents of the Corporation and do not assume any fiduciary duties or obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Corporation reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, the Global Agent, any other Paying Agent, the Registrar, any Transfer Agent, any Exchange Agent, any Calculation Agent or any other agent and to appoint a substitute Fiscal Agent or Global Agent and/or additional or other Paying Agents, Registrars, Transfer Agents, Exchange Agents, Calculation Agents or any other agent; provided that the Corporation shall at all times maintain (i) a Fiscal Agent with respect to Fed Bookentry Notes, (ii) a Global Agent with respect to Bearer Notes and Registered Notes, (iii) for Registered Notes, a Registrar and Transfer Agent in New York City and a Transfer Agent having its specified office in a European city, (iv) for Bearer Notes, a Paying Agent having its specified office in a European city, (iv) for so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a paying agent having a specified office in Singapore, (v) one or more Calculation Agent(s) if specified hereon, and (vi) such other agents as may be required by any other stock exchange on which the Notes may be listed.

In addition, the Corporation shall appoint a Paying Agent in New York City in respect of any Bearer Notes the Specified Currency of which is U.S. dollars or payments in respect of which are otherwise to be made in U.S. dollars in the circumstances described in Condition 6(a)(ii).

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 13.

(f)	Unmatured Coupons and Receipts and Unexchanged Talons:

(i)

Upon the due date for redemption of Bearer Notes (other than Long Maturity Notes (as defined below)) which comprise Fixed Rate Notes (other than Dual Currency Notes or Index-Linked Notes), they should be surrendered for payment together with all unmatured Coupons (if any) relating thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8). A “Long Maturity Note” is a Fixed Rate Note

(other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

(ii)

Upon the due date for redemption of any Bearer Note comprising a Floating Rate Note, Dual Currency Interest Note or Index Interest Linked Note or any Long Maturity Note, any unmatured Coupon relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupon.

(iii)	Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv)

Upon the due date for redemption of any Bearer Note that is redeemable in instalments, any Receipt relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of such Receipt.

(v)

Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Corporation may require.

(vi)

If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender, if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons: On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 8).

(h) Non-Business Days: If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, “business day” means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as “Financial Centres” in the applicable Final Terms and:

(i)

(in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency; or

(ii)	(in the case of a payment in euro) which is a TARGET2 Business Day.

(i) Currency of Payment: If any payment in respect of this Note is payable in a Specified Currency other than U.S. dollars that is no longer used by the government of the country issuing such currency for the payment of public and private debts or used for settlement of transactions by public institutions in such country or within the international banking community, or in a Specified Currency that is not expected to be available, when any payment on this Note is due as a result of circumstances beyond the control of the Corporation, the Corporation shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis of the noon buying rate in U.S. dollars in the City of New York for wire transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day or is not published by the Federal Reserve Bank of New York on such second Business Day, on the basis of the rate most recently available to the Calculation Agent on or prior to such second Business Day. Any payment made by the Corporation under such circumstances in such other currency or U.S. dollars will constitute valid payment and will not constitute a default in respect of this Note. In this paragraph, “Business Day” means a day on which the Federal Reserve Bank of New York is open for business in New York City.

7. Taxation

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Articles of Agreement constituting the Corporation, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any), and interest due on the Notes will be paid to the Global Agent or the Fiscal Agent, as the case may be, without deduction in respect of any such tax.

Under the Articles of Agreement constituting the Corporation, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member (i) which tax discriminates against the Notes solely because they are issued by the Corporation, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

8. Prescription

Other than for Notes, Receipts and Coupons governed by the laws of the State of New York, claims against the Corporation for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within ten years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect thereof. As used in these Conditions, “Relevant Date” in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or surrender of the relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation or surrender. References in these Conditions to (i) “principal” shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortized Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 5 or any amendment or supplement to it and (ii) “interest” shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 4 or any amendment or supplement to it.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 6(f) or any Talon which would be void pursuant to Condition 6(f).

9. Events of Default

With respect to a Series of Notes, if the Corporation shall either (a) fail to pay when due the principal of, premium (if any), or interest on, any Note of such Series or (b) fail to pay when due in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies of the principal of, premium (if any), or interest on, any Note of another Series, or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the holder of any Note of such Series may deliver or cause to be delivered to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes of such Series held by it (the serial numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults shall have been cured.

For the purpose of this Condition 9, any payment obligations that are denominated in a currency other than U.S. dollars shall be translated into U.S. dollars at the spot rate for the sale of U.S. dollars against the purchase of the relevant currency quoted by a leading commercial bank in London on the day on which default in respect of payment thereon is made (or, if for any reason such rate is not available on that day, on the first day thereafter on which such rate is available or as otherwise determined by the Global Agent or the Fiscal Agent, as the case may be, after consultation with the Corporation).

10. Meeting of Noteholders and Modifications

(a) Meetings of Noteholders: The Global Agency Agreement contains provisions for convening meetings (including by way of conference call or by use of a videoconference platform) of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Global Agency Agreement) of a modification of any of these Conditions. Such a meeting may be convened by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the Rate(s) of Interest in respect of the Notes or to vary the method or basis of calculating the Interest Amount(s) or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum Rate of Interest and/or a Maximum Rate of Interest, Instalment Amount, Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or other redemption amount is specified, to reduce any such Minimum Rate of Interest and/or Maximum Rate of Interest or redemption amount, (v) to vary any method of, or basis for, calculating any redemption amount, including the method of calculating the Amortized Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned meeting not less than 25 per cent., in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Conditions may be amended, modified, or varied in relation to any Series of Notes by the terms of the applicable Final Terms in relation to such Series.

(b) Modification of Global Agency Agreement, Fiscal Agency Agreement and Conditions: The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement and the Fiscal Agency Agreement, if to do so could not, in the sole opinion of the Corporation, reasonably be expected to be materially prejudicial to the interests of the Noteholders. In addition, the Corporation and the Global Agent may agree, without the consent of the holder of any Note, Coupon or Receipt, to any modification of the Notes, the Receipts or the Coupons which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law. Any modification so made shall be binding on the holders of any Notes, Coupons or Receipts and shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable after it has been agreed.

11. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws and regulations, and the rules and regulations of relevant stock exchanges and clearing systems, at the specified office of the Global Agent (in the case of Bearer Notes, Receipts, Coupons or Talons), and of the Registrar (in the case of Certificates), or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Corporation for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, inter alia, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Corporation on demand the amount payable by the Corporation in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as the Corporation may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

12. Further Issues

The Corporation may from time to time without the consent of the Noteholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects save for the issue date and the first payment of interest thereon) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes) or upon such terms as the Corporation may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a further Tranche of Notes of the same Series as the Notes.

13. Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register. Notices to holders of Registered Notes shall be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Unless otherwise specified hereon, notices to the holders of Bearer Notes shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the Financial Times), and so long as the Notes listed on the Luxembourg Stock Exchange, published either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in the daily newspaper with general circulation in Luxembourg (which is expected to be the Luxemburger Wort) and in respect of Notes listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”), in a leading English language daily newspaper with general circulation in Singapore (which is expected to be The Business Times). If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe or Singapore, as applicable. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Other than in the case of Notes listed on the Luxembourg Stock Exchange or the SGX-ST and the rules of the relevant stock exchange so require, until such time as any Definitive Bearer Notes are issued, there may, so long as the Global Note(s) is or are held in its or their entirety on behalf of (i) Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking S.A. (“Clearstream, Luxembourg”) and/or CDP, be substituted for such publication in such newspaper the delivery of the relevant notice to Euroclear and Clearstream, Luxembourg and/or CDP (subject to the agreement of CDP) (as the case may be) for communication by them to the holders of the Notes or (ii) CDP, be substituted for such publication in such newspaper(s) or delivery of such notice to CDP, the delivery of the relevant notice to the persons shown in the records maintained by the CDP on the second business day in Singapore preceding the date of despatch of such notice as holding interests in the relevant Global Notes. Any such notice shall be deemed to have been given to the holders of the Notes on the seventh day after the day on which the said notice was given to Euroclear and Clearstream, Luxembourg and/or CDP and/or the persons shown in the records maintained by CDP.

Holders of Coupons, Receipts and Talons shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

Notices to be given by any holder of the Notes (other than Fed Bookentry Notes) shall be in writing and given by lodging the same, together with the relative Note or Certificate, with the Global Agent or the Fiscal Agent, as the case may be. In the case of Bearer Notes, so long as any of such Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Global Agent via Euroclear and/or Clearstream, Luxembourg and/or CDP, as the case may be, in such manner as the Global Agent and Euroclear and/or Clearstream, Luxembourg and/or CDP, as the case may be, may approve for this purpose.

14. Contracts (Rights of Third Parties) Act 1999

In respect of any Notes, Receipts and Coupons governed by English law, unless specified otherwise in the Notes, no person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

15. Governing Law and Jurisdiction

(a) Governing Law: The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, either English law, the laws of the State of New York, or such other law as is specified hereon. The governing law of Partly Paid Notes shall not be the laws of the State of New York.

In respect of any Series of Notes expressed to be governed by English law, any non-contractual obligations arising out of or in connection with such Notes and their respective Receipts, Coupons and Talons shall also be governed by, and construed in accordance with, English law.

(b) Jurisdiction: With respect to any legal action or proceedings (“Proceedings”) in the courts of England arising out of or in connection with any Notes, Receipts, Coupons or Talons, the Corporation irrevocably submits to the non-exclusive jurisdiction of the courts of England.

In accordance with Article VI, Section 3 of the Articles of Agreement constituting the Corporation, actions may be brought against the Corporation only in a court of competent jurisdiction in the territories of a member in which the Corporation has an office, has appointed an agent for the purpose of accepting service of process, or has issued or guaranteed securities. No actions shall, however, be brought by members or persons acting for or deriving claims from members. The property and assets of the Corporation shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Corporation.

(c) Service of Process: The Corporation agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to the Corporation at 6th floor, 1 Tudor Street, London EC4Y 0AH, United Kingdom. If for any reason the Corporation no longer maintains an address in London, the Corporation irrevocably agrees to appoint a process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 13. Nothing shall affect the right to serve process in any manner permitted by law.

FORM OF NOTES AND PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Words and expressions defined or used in “Terms and Conditions of the Notes” shall have the same meaning in this section.

The Corporation and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either registered, bookentry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve Banks) or bearer and will be specified in the applicable Final Terms. Notes payable in certain Specified Currencies may only be issued in global form.

Registered Notes

Each Series of Registered Notes sold in primary distribution entirely to investors in the United States shall, unless otherwise specified in the applicable Final Terms, initially be represented by a single Certificate in registered global form (a “Global Certificate”) deposited on its Issue Date with Citibank, N.A., London Branch (the “Custodian”) as custodian for, and registered in the name of a nominee of, DTC (a “DTC Global Certificate”).

Subject as provided below, each Series of Registered Notes sold in primary distribution entirely to investors outside the United States shall, unless otherwise specified in the applicable Final Terms, initially be represented by one or more Global Certificates deposited on its or their Issue Date with a custodian or depositary or clearing systems and registered in the name of a nominee of the custodian or depositary or relevant clearing system as agreed between the Corporation and the relevant Dealer(s), in each case as specified in the applicable Final Terms. If any such Global Certificate is to be held under the new safe-keeping structure (the “NSS”), it will be deposited with a Common Safekeeper for Euroclear and Clearstream, Luxembourg and registered in the name of a nominee of the Common Safekeeper.

Each Series of Registered Notes sold in primary distribution both within the United States and outside the United States shall, unless otherwise specified in the applicable Final Terms, initially be represented by one or more Global Certificates. A DTC Global Certificate in respect of Notes sold within the United States will be deposited on its Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC. Subject as provided below, the same or one or more other Global Certificates in respect of Notes sold outside the United States will be deposited on its or their Issue Date with the Custodian or depositary or clearing system and registered in the name of a nominee of the custodian or depositary or relevant clearing system as agreed between the Corporation and the relevant Dealer(s) and specified in the applicable Final Terms. If any such Global Certificate is to be held under the NSS, it will be deposited with a Common Safekeeper for Euroclear and Clearstream, Luxembourg and registered in the name of a nominee of the Common Safekeeper.

Registered Notes may, if so specified in the applicable Final Terms, initially be issued in definitive registered form represented by Certificates registered in the names of the beneficial owners thereof. Otherwise, Certificates registered in the names of beneficial owners will only be available (i) in the case of Notes initially issued as Bearer Notes, as described under “Bearer Notes” below; or (ii) in the case of Registered Notes initially represented by Global Certificates (other than Notes in certain Specified Currencies), in certain circumstances described below. Certificates to be issued at the request of a beneficial owner in respect of such owner’s Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Final Terms, interests in a Global Certificate will be exchangeable for Registered Notes represented by Certificates registered in the names of the beneficial owners thereof only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Certificate, DTC notifies the Corporation that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Certificate, or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is at any time no longer eligible to act as such and the Corporation is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or (ii) in the case of any other Global Certificate, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or (iii) an event of default has occurred and is continuing. In such circumstances, the Corporation will cause sufficient Certificates to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholder(s). A person having an interest in a Global Certificate must provide the Registrar with a written order containing instructions and such other information as the Corporation and the Registrar may require to complete, execute and deliver such Certificates. Registered Notes shall not be exchangeable for Bearer Notes.

If so specified in the applicable Final Terms, interests in a Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a DTC Global Certificate, and interests in a DTC Global Certificate may be exchanged for, or transferred to transferees who wish to take delivery thereof in the form of, interests in a Global Certificate. Any such exchange or transfer shall be made in accordance with the rules and operating procedures of DTC, Euroclear, and Clearstream, Luxembourg, and in compliance with the provisions of Clauses 7 and 9 of the Global Agency Agreement.

DTC has advised the Corporation that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Certificates are credited and only in respect of such portion of the aggregate nominal amount of the relevant DTC Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant DTC Global Certificates in exchange for Certificates registered in the name(s) of beneficial owners of Registered Notes.

Except as described above, so long as a DTC Global Certificate is deposited with DTC or its custodian, Certificates registered in the name(s) of beneficial owners of Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Fed Bookentry Notes

On initial issue, all Notes denominated and payable in U.S. dollars which will be cleared and settled through the Federal Reserve Banks will be issued in uncertificated bookentry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s). After initial issue, all Fed Bookentry Notes will continue to be held by such Holding Institutions unless an investor arranges for the transfer of its Fed Bookentry Notes to another Holding Institution.

Bearer Notes

Except as provided below, each Tranche of Bearer Notes with a maturity at issue of more than one year will initially be represented by a Temporary Global Note without Coupons, which (i) in the case of NGNs, will be delivered to the Common Safekeeper for Euroclear and Clearstream, Luxembourg on or prior to the relevant Issue Date or (ii) in the case of CGNs, will be deposited with a Common Depositary on behalf of Euroclear and Clearstream, Luxembourg or with CDP on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note without Coupons or, if and to the extent specified in the applicable Final Terms, for Bearer Notes in definitive form, for interests in a Global Certificate or for Certificates registered in the name(s) of beneficial owners of Registered Notes. Bearer Notes may be exchanged for Registered Notes if and to the extent specified in the applicable Final Terms. Bearer Notes that are issued as part of a targeted bearer issuance will initially be represented by a Permanent Global Note or, if specified in the applicable Final Terms, Definitive Bearer Notes.

Initial Issue of Notes

If the Global Notes are stated in the applicable Final Terms to be issued in NGN form or held under the NSS, the Global Notes will be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper. Depositing the Global Notes in NGN form with, or registering the Global Certificates held under the NSS in the name of a nominee of, the Common Safekeeper does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue, or at any or all times during which the Notes are outstanding. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria. The Common Safekeeper for a Global Notes in NGN form or held under the NSS will either by Euroclear or Clearstream, Luxembourg or another entity approved by Euroclear and Clearstream, Luxembourg. Where the Notes are issued in NGN form or held under the NSS but are not eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem they will not be held by Euroclear or Clearstream, Luxembourg as a Common Safekeeper.

Global Notes which are issued in CGN form and Certificates may be delivered on or prior to the original Issue Date of the Tranche to a Common Depositary.

If the Global Note is in CGN form, upon the initial deposit of a Global Note with the Common Depositary or CDP or registration of Registered Notes in the name of any nominee or a common depositary for Euroclear and Clearstream, Luxembourg and delivery of the relative Global Certificate to the Common Depositary or CDP, Euroclear, Clearstream, Luxembourg or CDP will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid. If the Global Note is in NGN form, or the Global Certificate is held under the NSS, the nominal amount of the Notes shall be the aggregate amount from time to time entered in the records of Euroclear or Clearstream, Luxembourg. The records of such clearing system shall be conclusive evidence of the nominal amount of Notes represented by the Global Note or Global Certificate and a statement issued by such clearing system at any time shall be conclusive evidence of the records of the relevant clearing system at that time.

Notes that are initially deposited with the Common Depositary may also be credited to the accounts of subscribers with (if indicated in the applicable Final Terms) other clearing systems through direct or indirect accounts with Euroclear, Clearstream, Luxembourg and CDP held by such other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg, CDP or other clearing systems.

Provisions relating to Bearer Notes while in Global Form

Each Temporary Global Note and each Permanent Global Note will contain provisions which apply to the Bearer Notes while they are in global form, some of which supplement the terms and conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions: Exchange. A Temporary Global Note is exchangeable in whole or in part (free of charge to the holder) either (i) after a period of not less than 40 days from the Issue Date, for either interests in a Permanent Global Note representing Bearer Notes (if the Global Note is in CGN form, or if the Global Note is in NGN form, the Corporation will procure that details of such exchange be entered pro rata in the records of the relevant clearing system) or, if and to the extent specified in the applicable Final Terms, for Definitive Bearer Notes, in each case upon certification as to non-U.S. beneficial ownership by the relevant clearing system in a form acceptable to the Global Agent in accordance with the rules and procedures of the relevant clearing system; or (ii) in certain circumstances, if the applicable Final Terms so provides, for interests in a Global Certificate or for Certificates registered in the names of beneficial owners of Registered Notes. If one or more Temporary Global Notes are exchanged in whole or in part for Definitive Bearer Notes under (i) above, such Definitive Bearer Notes shall be issued in Specified Denominations of the minimum Specified Denomination only.

A Permanent Global Note (other than for Notes denominated in certain Specified Currencies and for Notes cleared through the CDP) is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Corporation or Global Agent. A Permanent Global Note for Notes cleared through the CDP is exchangeable, on or after the Exchange Date, in whole (free of charge to the holder) for Definitive Bearer Notes if (i) CDP is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention to permanently cease business and no alternative clearing system is available, (ii) an event of default has occurred and is continuing, or (iii) CDP has notified the Corporation that it is unable or unwilling to act as depository for the Notes, and no alternative clearing system is available. A Permanent Global Note is also exchangeable in whole or in part (free of charge to the holder) for interests in a Global Certificate or for Certificates registered in the name(s) of the beneficial owners on or after the Exchange Date (as defined below), if and to the extent specified in the applicable Final Terms. On or after any Exchange Date, the holder of a Permanent Global Note may surrender the Permanent Global Note to or to the order of the Global Agent. In exchange for the Permanent Global Note, the Corporation will deliver, or cause the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), Global Certificate(s) or Certificates registered in the names of the beneficial owners of Registered Note(s), as the case may be, each in or substantially in the form attached to the Global Agency Agreement. On exchange in full of the Permanent Global Note, the Corporation will, if the holder so requests, ensure that it is cancelled and returned to the holder.

“Exchange Date” means a day falling, in the case of exchange of a Temporary Global Note for a Permanent Global Note or Definitive Bearer Notes, not less than 40 business days from the Issue Date, in the case of exchange of any Global Note, Definitive Bearer Notes or Global Certificates for Certificates registered in the names of the beneficial owners of Registered Notes or interests in a Global Certificate, not less than five days after the day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Global Agent is located and, if applicable, in the cities in which the relevant clearing systems are located, and in the case of exchange of a Permanent Global Note for Definitive Bearer Notes, not less than 60 days after the day on which the notice requiring exchange is given.

Payments. Prior to the Exchange Date, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the Exchange Date, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Final Terms, for Definitive Bearer Notes, or for individual Certificates) is improperly withheld or refused. Payments under the Global Note in CGN form will be made to its holder against presentation for endorsement and, if no further payment is to be made, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. If the Permanent Global Note is in CGN form, a record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be prima facie evidence that such payment has been made. If the Permanent Global Note is in NGN form, the Corporation shall procure, that details of each such payment shall be entered pro rata in the records of the relevant clearing system and in the case of payments of principal, the nominal amount of the Notes recorded in the records of the relevant clearing system and represented by the Permanent Global Note will be reduced accordingly. Payments under the Global Note in NGN form will be made to its holder. Each payment so made will discharge the Corporation’s obligations in respect thereof. Any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

Notices. So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to (i) that clearing system (in the case of CDP, subject to its agreement) for communication by it to entitled accountholders or (ii), in the case of Notes held in the CDP, the persons shown in the records maintained by the CDP on the second business day in Singapore preceding the date of despatch of such notice as holding interests in the relevant Global Notes, except that if and so long as a Series of Bearer Notes is listed on the Luxembourg Stock Exchange or the SGX-ST and the rules of that exchange so require, notices shall also be published, in the case of Notes listed on the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange (www.bourse.lu) or, in the case of Notes listed on the SGX-ST, in a leading newspaper with general circulation in Singapore (which is expected to be The Business Times).

Prescription. Other than for Notes governed by the laws of the State of New York, claims against the Corporation for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8) as specified in the applicable Final Terms.

Purchase and cancellation. Cancellation of any Bearer Note which the Corporation elects to be cancelled following its purchase will be effected by reduction in the nominal amount of the Permanent Global Note.

Default. The holder of a Permanent Global Note may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 by stating in the notice to the Corporation the nominal amount of Notes which is being declared due and repayable. Following the giving of notice of an event of default, the holder of a Permanent Global Note which is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against the Corporation under the Deed of Covenant.

Direct rights in respect of Bearer Notes in global form cleared through CDP. If there shall occur any event of default entitling a holder to declare all of the Notes held by it to be due and payable, as provided in the Conditions, the holder of a Global Note may exercise the right to declare Notes represented by such Global Note due and payable in the circumstances described in the Conditions by stating in the notice given to the Corporation or the Singapore Paying Agent (the “default notice”) the nominal amount of Notes (which may be less than the outstanding nominal amount of such Global Note) which is being declared due and payable. Following the giving of the default notice, the holder of the Notes represented by the relevant Global Note which is governed by English law may

(subject as provided below) elect that direct rights (“Direct Rights”) under the provisions of the Amended and Restated Deed of Covenant dated 11 October 2021 executed by the Corporation (as amended and/or supplemented and/or restated from time to time, the “Deed of Covenant”) shall come into effect in respect of a nominal amount of Notes up to the aggregate nominal amount in respect of which such default notice has been given. Such election shall be made by notice to the Singapore Paying Agent and presentation of the relevant Global Note to or to the order of the Singapore Paying Agent o for reduction of the nominal amount of Notes represented by the relevant Global Note by such amount as may be stated in such notice and by endorsement of the Principal Schedule to the relevant Global Note of the nominal amount of Notes in respect of which Direct Rights have arisen under the Deed of Covenant. Upon each such notice being given, the relevant Global Note shall become void to the extent of the nominal amount stated in such notice, save to the extent that the appropriate Direct Rights shall fail to take effect. No such election may however be made on or before the Exchange Date unless the holder elects in such notice that the exchange for such Notes shall no longer take place.

Redemption at the option of the Corporation. No drawing of Notes will be required under Condition 5(d) in the event that the Corporation exercises its call option set forth in that Condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate nominal amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

Redemption at the option of a Noteholder. Any Noteholder’s option set out in Condition 5(e) to require the Corporation to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Global Agent of the nominal amount of Bearer Notes in respect of which the option is exercised and, where the Permanent Global Note is in CGN form, presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 5(d). Where the Permanent Global Note is in NGN form, the Corporation shall procure that details of such exercise shall be entered pro rata in the records of the relevant clearing system and the nominal amount of the Notes recorded in those records will be reduced accordingly (to be reflected in the records of Euroclear and Clearstream, Luxembourg on a pro rata basis as either a pool factor or a reduction in nominal amount, at their discretion).

Transfers: Bearer Notes represented by a Global Note are transferable in accordance with the rules and procedures for the time being of Euroclear, Clearstream, Luxembourg, CDP or any other clearing system through which interests in the Notes are held, as the case may be.

NGN and NSS nominal amount. Where the Permanent Global Note is in NGN form, or the Global Certificate is held under the NSS, the Corporation shall procure that any exchange, payment, cancellation, exercise of any option or any right under the Notes, as the case may be, in addition to the circumstances set out above shall be entered in the records of the relevant clearing systems and upon any such entry being made, in respect of payments of principal, the nominal amount of the Notes represented by such Global Note shall be adjusted accordingly.

Meetings

The holder of a Permanent Global Note or of the Notes represented by a Global Certificate shall (unless such Permanent Global Note or Global Certificate represents only one Note) be deemed to be two persons for the purposes of any quorum requirements of a meeting of Noteholders. At any such meeting, the Noteholder shall have one vote in respect of each Specified Denomination of Notes for which such Global Note may be exchanged or, in the case of Registered Notes, one vote in respect of each minimum Specified Denomination comprising such Noteholder’s holding, whether or not represented by a Global Certificate.

Partly Paid Notes

The provisions relating to partly-paid Notes (“Partly Paid Notes”) are not set out in this Prospectus, but will be contained in the applicable Final Terms and thereby in the Global Notes. Partly Paid Notes governed by the laws of the State of New York will not be issued. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a Permanent Global Note or for Definitive Bearer Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the Corporation may forfeit such Notes and shall have no further obligation to their holder in respect of them.

CLEARANCE AND SETTLEMENT

Introduction

The Program has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the bookentry systems operated by the Federal Reserve and DTC in the United States, Euroclear and Clearstream, Luxembourg in Europe and CDP in Singapore. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among the Global Agent, the Fiscal Agent and the Singapore Paying Agent, as applicable, and these clearing systems to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established for this purpose among the Global Agent and the relevant clearing systems.

The relationship between the Corporation and the holder of a Registered Note, a Fed Bookentry Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Global Note or a Global Certificate will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in bookentry form in the relevant clearing system or a depositary or nominee on its or their behalf. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which the Corporation is not and will not be a party. The Corporation will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the bookentry accounts in which Notes are held.

Each of the persons shown in the records of DTC, Euroclear, Clearstream, Luxembourg, CDP or any other specified clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to such clearing system for his share of each payment made by the Corporation to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of such clearing system. Such persons shall have no claim directly against the Corporation in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the Corporation will be discharged by payment to the bearer of such Global Note or the registered holder of the Registered Notes represented by such Global Certificate, as the case may be, in respect of each amount so paid.

Citibank, N.A., London Branch (“Citibank”) is the Global Agent for Notes held through DTC, Euroclear, Clearstream, Luxembourg and such other clearing systems as may be specified in the applicable Final Terms. The Federal Reserve Bank of New York is the fiscal and paying agent for U.S. dollar denominated Notes issued in the United States and held through the bookentry system operated by the Federal Reserve Banks.

The Global Agent and Paying Agents

Citibank will act as the Global Agent for Notes issued under the Program (except for Fed Bookentry Notes and CDP Notes). Citibank (and its affiliates and subsidiaries) has direct custodial and depositary linkages with, and (unless otherwise provided in the applicable Final Terms) will act as custodian or depositary for Global Notes or Global Certificates held by, DTC, Euroclear and Clearstream, Luxembourg to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), Citibank will act as Registrar, Transfer Agent, Exchange Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Final Terms. Citicorp Investment Bank (Singapore) Limited will act as Singapore Paying Agent for Notes held through CDP. In acting under the Global Agency Agreement (as amended and/or supplemented from time to time) and in connection with the Notes, no Agent shall have any obligations towards or relationship of agency or trust with any of the holders of the Notes.

The Clearing Systems other than CDP

Federal Reserve Bookentry System

The Federal Reserve Banks operate the Federal bookentry system which provides bookentry holding and settlement for all U.S. dollar denominated securities issued by the U.S. government, certain of its agencies and international organizations (including the Corporation) in which the United States is a member. The system enables specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch (“Holding Institutions”) to hold, make payments and transfer securities and funds through the Federal Reserve Bank’s Fedwire electronic funds transfer system.

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic bookentry changes in accounts of DTC participants.

Euroclear

Euroclear is incorporated in Belgium. Euroclear holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Clearstream, Luxembourg accountholders through electronic bookentry changes in accounts of its accountholders.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear’s accountholders through electronic bookentry changes in accounts of its accountholders.

Other Clearing Systems

Any other clearing system which the Corporation, the Global Agent and the relevant Dealer(s) agree shall be available for a particular issue of Notes will be described in the applicable Final Terms, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures – Primary Distribution

Introduction

Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Final Terms. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Final Terms.

Registered Notes and Fed Bookentry Notes

The Corporation and the relevant Dealer(s) shall agree whether global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Final Terms. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Final Terms.

Unless otherwise agreed between the Corporation and the Global Agent, Citibank, N.A., (or its subsidiaries or affiliates) acting through its relevant office, will act as the custodian or depositary for all Notes in global form.

(i)	Global Clearance and Settlement – Specified Currencies

Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Final Terms. The procedures expected to be followed are those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Final Terms.

(ii)	Specific Clearance and Settlement – Federal Reserve Bank of New York

The Federal Reserve Bank of New York will take delivery of and hold Fed Bookentry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Fed Bookentry Notes through their respective Federal Reserve Banks or Branches.

The aggregate holdings of Fed Bookentry Notes of each Holding Institution will be reflected in the bookentry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain bookentry accounts with the Federal Reserve Banks. A Holding Institution may not be the beneficial holder of a Note.

Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Fed Bookentry Notes.

Federal Reserve Banks will be responsible only for maintaining the bookentry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Fed Bookentry Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Fed Bookentry Notes. The Federal Reserve Banks will not record pledges of Fed Bookentry Notes.

(iii)	Specific Clearance and Settlement – DTC

Registered Notes which are to be cleared and settled through DTC will be represented by a DTC Global Certificate. DTC participants acting on behalf of DTC investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC’s Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants’ securities accounts following confirmation of receipt of payment to the Corporation on the relevant Issue Date.

(iv)	Specific Clearance and Settlement – Euroclear and Clearstream, Luxembourg

Registered Notes which are to be cleared and settled through Euroclear and Clearstream, Luxembourg will be represented by one or more Global Certificates registered in the name of a nominee of the Euroclear and Clearstream, Luxembourg depositaries. Investors holding Registered Notes through Euroclear and Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Clearstream, Luxembourg participants’ securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value on the relevant Issue Date).

Bearer Notes

The Corporation will make applications to Euroclear and Clearstream, Luxembourg for acceptance in their respective bookentry systems of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds denominated in the Specified Currency will be followed, unless otherwise specified in the applicable Final Terms.

Clearance and Settlement Procedures – Secondary Market Transfers

Transfers of Registered Notes

Transfers of interests in a Global Certificate within the various clearing systems which may be clearing and settling interests therein will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Further details concerning such rules and procedures may be set forth in the applicable Final Terms.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Fed Bookentry Notes

Transfers of Fed Bookentry Notes between Holding Institutions can be made through the Federal Reserve Communications System.

Transfer of Bearer Notes

Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

Although DTC, Euroclear and Clearstream, Luxembourg have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Corporation, the Global Agent or any other agent will have responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective obligations under the rules and procedures governing their operations.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment therefor on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own adviser.

Clearance and Settlement under the Depository System

In respect of Notes which are accepted for clearance by CDP in Singapore, clearance will be effected through an electronic book-entry clearance and settlement system for the trading of debt securities (“Depository System”) maintained by CDP. Notes that are to be listed on the SGX-ST may be cleared through CDP.

CDP, a wholly-owned subsidiary of Singapore Exchange Limited, is incorporated under the laws of Singapore and acts as a depository and clearing organisation. CDP holds securities for its accountholders and facilitates the clearance and settlement of securities transactions between accountholders through electronic book-entry changes in the securities accounts maintained by such accountholders with CDP.

In respect of Notes which are accepted for clearance by CDP, the entire issue of the Notes is to be held by CDP in the form of a Global Note or a Global Certificate for persons holding the Notes in securities accounts with CDP (“Depositors”). Delivery and transfer of Notes between Depositors is by electronic book-entries in the records of CDP only, as reflected in the securities accounts of Depositors.

Settlement of over-the-counter trades in the Notes through the Depository System may only be effected through securities sub-accounts held with corporate depositors (“Depository Agents”). Depositors holding the Notes in direct securities accounts with CDP, and who wish to trade Notes through the Depository System, must transfer the Notes to a securities sub-account with a Depository Agent for trade settlement.

CDP is not involved in money settlement between the Depository Agents (or any other persons) as CDP is not a counterparty in the settlement of trades of debt securities. However, CDP will make payment of interest and repayment of principal on behalf of issuers of debt securities.

Although CDP has established procedures to facilitate transfers of interests in the Notes in global form among Depositors, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Principal Paying Agent or any other agent will have the responsibility for the performance by CDP of its obligations under the rules and procedures governing its operations.

TAX MATTERS

This section describes, and any tax matters section from time to time included in an applicable Final Terms may describe, the material United States federal income tax consequences of owning the Notes and certain provisions of the Articles of Agreement concerning taxation of the Notes. The information set forth herein and therein is provided as of the dates of this Prospectus or such Final Terms, respectively, and each of the Corporation and any relevant Dealer disclaims any undertaking to advise you of changes which thereafter may be brought to our or their attention.

This description applies to you only if you acquire the Notes in an initial offering at their offering price and you hold your Notes as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. Prospective purchasers of the Notes should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the Notes and receiving payments of interest, principal or other amounts thereunder, and as to the consequences of such actions under the tax laws of those countries. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns Notes that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns Notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Notes as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with Notes that (a) are due to mature 30 years or less from the date on which they are issued, (b) do not reference the performance of United States equities and (c) are treated as issued in registered form for United States federal income tax purposes. For this purpose, unless otherwise stated in a Final Terms, Registered Notes and Fed Bookentry Notes will be treated as issued in registered form for United States federal income tax purposes, and Bearer Notes will not be treated as issued in registered form for United States federal income tax purposes. The tax consequences of owning Notes that do not satisfy these criteria will be discussed in an applicable Final Terms.

The discussion below may not apply to a specific Note that may be issued pursuant to an applicable Final Terms. In such a case, we may describe the tax consequences of owning the Note in the applicable Final Terms.

This section is based on the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purpose holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

This section is based upon the law as in effect on the date of this Prospectus and is subject to any change in law that may take effect after such date, even with retroactive effect.

Please consult your own tax advisor concerning the consequences of owning these Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Tax Status – General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles of Agreement, however, the Notes and the interest thereon are not subject to any tax by a member country of the Corporation (i) which tax discriminates against the Notes solely because they were issued by the Corporation, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles of Agreement.

Tax Status – United States

The United States Treasury Department has issued to the Corporation a ruling dated February 14, 1992 (the “Ruling”) regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Corporation. The Rulings provide that interest paid by the Corporation on such securities, including payments attributable to accrued original issue discount, constitutes income from sources outside the United States. The Rulings further determine that neither the Corporation nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Corporation is required to withhold tax on interest paid by the Corporation.

Under the Rulings, interest paid by the Corporation ordinarily would not be subject to United States Federal income tax, including withholding tax, if paid to a non resident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such interest would be subject to United States federal income tax in the following cases: (i) (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States or such person is a corporation with a principal business of trading in stocks and securities for its own account and (b) such interest is attributable to an office or other fixed place of business of such person within the United States or (ii) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a Note and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should consult your own tax advisor concerning the consequences of owning the Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Payments of Interest

Except as described below in the case of interest on a discount Note that is not qualified stated interest, each as defined below under “— Original Issue Discount — General”, or as described in the following sentence, you will be taxed on any interest on your Note, whether payable in U.S. dollars or a foreign currency, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. However, the portion of the first interest payment on your Note that represents a return of pre-issuance accrued interest (if any) will not be treated as an interest payment for United States federal income tax purposes and will accordingly not be includible in income. If your Note is denominated in a foreign currency, then you will recognize United States source ordinary gain or loss in an amount equal to the difference, if any, between the U.S. dollar value of the pre-issuance accrued interest on the date of receipt and the U.S. dollar value of such amount on the date that the Note was issued.

Interest paid by the Corporation on the Notes and original issue discount, if any, accrued with respect to the Notes (as described below under “Original Issue Discount”) are generally income from sources outside the United States and will generally be “passive” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Foreign Currency Notes - Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Foreign Currency Notes - Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service (“IRS”).

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your Note, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a Note, other than a short-term Note with a term of one year or less, it would be treated as a discount Note issued at an original issue discount if the amount by which the Note’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a Note’s issue price will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A Note’s stated redemption price at maturity is the total of all payments provided by the Note that are not payments of qualified stated interest. Generally, an interest payment on a Note is qualified stated interest if it is one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the Note. There are special rules for floating rate Notes that are discussed under “—Floating Rate Notes”.

In general, your Note is not a discount Note if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1⁄4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your Note would have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your Note has de minimis original issue discount, you would include the de minimis amount in income as stated principal payments are made on the Note, unless you make the election described below under “—Election to Treat All Interest as Original Issue Discount”. You can determine the includible amount with respect to each such payment by multiplying the total amount of your Note’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made

divided by:

•	the stated principal amount of the Note.

Generally, if your discount Note matures more than one year from its date of issue, you would include original issue discount, or OID, in income before you receive cash attributable to that income. The amount of OID that you would include in income is calculated using a constant-yield method, and generally you would include increasingly greater amounts of OID in income over the life of your Note. More specifically, you can calculate the amount of OID that you would include in income by adding the daily portions of OID with respect to your discount Note for each day during the taxable year or portion of the taxable year that you hold your discount Note. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount Note and you may vary the length of each accrual period over the term of your discount Note. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount Note must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount Note’s adjusted issue price at the beginning of the accrual period by your Note’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your Note allocable to the accrual period.

You must determine the discount Note’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount Note’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount Note’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount Note that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount Note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you would allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you would increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your Note, other than any payment of qualified stated interest, and

•	your Note’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your Note for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your Note after the purchase date but is greater than the amount of your Note’s adjusted issue price, as determined above under “— General”, the excess is acquisition premium. If you do not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, then you would reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the Note immediately after purchase over the adjusted issue price of the Note,

divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the Note after the purchase date over the Note’s adjusted issue price.

Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your Note by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your Note is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your Note is to be made within one year of your Note’s issue date, and

•	the payment would equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment would be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your Note.

Notes Subject to Contingencies Including Optional Redemption. Your Note is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you would determine the yield and maturity of your Note by assuming that the payments would be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you would include income on your Note in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable Final Terms.

Notwithstanding the general rules for determining yield and maturity, if your Note is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the Note under an alternative payment schedule or schedules, then:

•	in the case of an option or options that we may exercise, we would be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your Note and

•	in the case of an option or options that you may exercise, you would be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your Note.

If both you and we hold options described in the preceding sentence, those rules would apply to each option in the order in which they may be exercised. You would determine the yield on your Note for the purposes of those calculations by using any date on which your Note may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of your Note as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your Note is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you would redetermine the yield and maturity of your Note by treating your Note as having been retired and reissued on the date of the change in circumstances for an amount equal to your Note’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your Note using the constant-yield method described above under “— General”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “— Notes Purchased at a Premium,” or acquisition premium.

If you make this election for your Note, then, when you apply the constant-yield method:

•	the issue price of your Note would equal your cost,

•	the issue date of your Note would be the date you acquired it, and

•	no payments on your Note would be treated as payments of qualified stated interest.

Generally, this election will apply only to the Note for which you make it; however, if the Note has amortizable bond premium, you would be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or thereafter. Additionally, if you make this election for a market discount Note, you would be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a Note or the deemed elections with respect to amortizable bond premium or market discount Notes without the consent of the IRS.

Floating Rate Notes. Your Note would be a floating rate Note if:

•	your Note’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

1.	.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

2.	15 percent of the total noncontingent principal payments; and

•	your Note provides for stated interest, compounded or paid at least annually, only at:

1.	one or more qualified floating rates,

2.	a single fixed rate and one or more qualified floating rates,

3.	a single objective rate, or

4.	a single fixed rate and a single objective rate that is a qualified inverse floating rate; and

•

the value of any floating rate on any date during the term of your Note is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your Note would have a floating rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your Note is denominated; or

•	the rate is equal to such a rate either:

1.	multiplied by a fixed multiple that is greater than 0.65 but not more than 1.35 or

2.	multiplied by a fixed multiple greater than 0.65 but not more than 1.35, and then increased or decreased by a fixed rate.

If your Note provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate.

Your Note would not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are caps, floors or governors that are fixed throughout the term of the Note or such restrictions are not reasonably expected to significantly affect the yield on the Note.

Your Note would have a floating rate that is a single objective rate if:

•	the rate is not a qualified floating rate, and

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party.

Your Note would not have a floating rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your Note’s term would be either significantly less than or significantly greater than the average value of the rate during the final half of your Note’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your Note would also have a single qualified floating rate or an objective rate if interest on your Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by more than 0.25 percentage points or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your floating rate Note provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your Note is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your Note.

If your floating rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally would determine the interest and OID accruals on your Note by:

•	determining a fixed rate substitute for each floating rate provided under your floating rate Note,

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual floating rates during the applicable accrual period.

When you determine the fixed rate substitute for each floating rate provided under the floating rate Note, you generally will use the value of each floating rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your Note.

If your floating rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally would determine interest and OID accruals by using the method described in the previous paragraph. However, your floating rate Note would be treated, for purposes of the first three steps of the determination, as if your Note had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your floating rate Note as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Notes. In general, if you are an individual or other cash basis United States holder of a short-term Note, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you would be required to accrue OID on short-term Notes on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term Note would be ordinary income to the extent of the accrued OID, which would be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term Notes, you would be required to defer deductions for interest on borrowings allocable to your short-term Notes in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term Note, including stated interest, in your short-term Note’s stated redemption price at maturity.

Foreign Currency Discount Notes. If your discount Note is denominated in, or determined by reference to, a foreign currency, you would determine OID for any accrual period on your discount Note in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “— United States Holders — Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your Note.

Market Discount

You would be treated as if you purchased your Note, other than a short-term Note, at a market discount, and your Note would be a market discount Note if:

•	you purchase your Note for less than its issue price as determined above under “Original Issue Discount — General” and

•

the difference between the Note’s stated redemption price at maturity or, in the case of a discount Note, the Note’s revised issue price, and the price you paid for your Note is equal to or greater than 1⁄4 of 1 percent of your Note’s stated redemption price at maturity multiplied by the number of complete years to the Note’s maturity. To determine the revised issue price of your Note for these purposes, you generally add any OID that has accrued on your Note to its issue price.

If your Note’s stated redemption price at maturity or, in the case of a discount Note, its revised issue price, exceeds the price you paid for the Note by less than 1⁄4 of 1 percent of the Note’s stated redemption price at maturity multiplied by the number of complete years to the Note’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount Note as ordinary income to the extent of the accrued market discount on your Note. Alternatively, you may elect to include market discount in income currently over the life of your Note. If you make this election, it would apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the IRS. If you own a market discount Note and do not make this election, you would generally be required to defer deductions for interest on borrowings allocable to your Note in an amount not exceeding the accrued market discount on your Note until the maturity or disposition of your Note.

If you own a market discount Note, the market discount would accrue on a straight-line basis unless an election is made to accrue market discount using a constant-yield method. If you make this election, it would apply only to the Note with respect to which it is made and you may not revoke it. You would, however, not include accrued market discount in income unless you elect to do so as described above.

Notes Purchased at a Premium

If you purchase your Note for an amount in excess of its principal amount (or, in the case of a discount Note, in excess of the sum of all amounts payable on the Note after the acquisition date (other than payments of qualified stated interest)), you may elect to treat the excess (after excluding the portion of the purchase price attributable to pre-issuance accrued interest) as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each accrual period with respect to interest on your Note by the amount of amortizable bond premium allocable to that accrual period, based on your Note’s yield to maturity.

If the amortizable bond premium allocable to an accrual period exceeds your interest income from your Note for such accrual period, such excess is first allowed as a deduction to the extent of interest included in your income in respect of the Note in previous accrual periods and is then carried forward to your next accrual period. If the amortizable bond premium allocable and carried forward to the accrual period in which your Note is sold, retired or otherwise disposed of exceeds your interest income for such accrual period, you would be allowed an ordinary deduction equal to such excess.

If your Note is denominated in, or determined by reference to, a foreign currency, you would compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium would reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your Note is generally taxable as ordinary income or loss.

If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the IRS. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Notes

Your tax basis in your Note will generally be the U.S. dollar cost, as defined below, of your Note, adjusted by:

•	adding any OID or market discount previously included in income with respect to your Note, and then

•

subtracting any payments on your Note that are not qualified stated interest payments (such as any pre-issuance accrued interest that you previously received) and any amortizable bond premium to the extent that such premium either reduced interest income on your Note or gave rise to a deduction on your Note.

If you purchase your Note with foreign currency, the U.S. dollar cost of your Note would generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your Note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your Note would be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your Note equal to the difference, if any, between (i) the amount you realize on the sale or retirement (other than any amounts attributable to accrued but unpaid interest, which will be treated as interest payments except to the extent that such amounts are a return of pre-issuance accrued interest) and (ii) your adjusted tax basis in your Note. If your Note is sold or retired for an amount in foreign currency, the amount you realize would be the U.S. dollar value of such amount on the date the Note is disposed of or retired, except that in the case of a Note that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, would determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your Note, except to the extent:

•	described above under “— Original Issue Discount — Short-Term Notes” or “— Market Discount”, or

•	attributable to changes in exchange rates as described below.

Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a Note as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your Note or on the sale or retirement of your Note, your tax basis in the foreign currency would equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally would have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase Notes or exchange it for U.S. dollars, any gain or loss recognized generally would be ordinary income or loss.

Notes to be Discussed in Final Terms

The applicable Final Terms will discuss the special United States federal income tax rules that apply to variable redemption amount Notes with a maturity of one year or less, high interest Notes, low interest Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, Structured Notes (including Capital at Risk Notes), Notes that are subject to the special tax rules governing contingent payment debt instruments, Notes that provide for installment payments and Partly Paid Notes.

Information with Respect to Foreign Financial Assets

A United States holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the Notes are denominated in a foreign currency, a United States holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Backup Withholding and Information Reporting

The Corporation is not subject to the reporting requirements that are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding tax imposed, in certain circumstances, by United States law with respect to such payments. While regulations issued by the IRS confirm that the information reporting and backup withholding requirements do not apply to the Fiscal Agent, the Global Agent or the Singapore Paying Agent with respect to the Notes, such agents may file information returns with the IRS with respect to payments on Notes made within the United States to certain non-corporate United States persons as if such returns were required of it.

Brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons, and foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of such payments. Foreign persons receiving payments on the Notes outside the United States through foreign brokers, trustees, custodians or other intermediaries (including Euroclear and Clearstream, Luxembourg participants) generally are not required to establish their status as foreign persons in order to avoid information reporting and backup withholding of tax. If, however, such broker, trustee, custodian or other intermediary is (i) a controlled foreign corporation for United States tax purposes, (ii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, information reporting (but not backup withholding) may apply to such payments.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

CURRENCY CONVERSIONS

Payments for Notes

Investors will be required to pay for Notes in the applicable Specified Currency. Each Dealer may, under certain terms and conditions, arrange for the conversion of the Investor’s Currency into the Specified Currency to enable investors whose financial activities are denominated principally in the Investor’s Currency to pay for the Notes in the Specified Currency. Each such conversion will be made by such Dealer (in this respect acting as principal and not as an agent of the Corporation) on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors of the Notes.

Payments on Notes

Payments in respect of such Notes will be made in the Specified Currency for principal, premium (if any) and/or interest payments as specified in the applicable Final Terms. Currently, there are limited facilities in the United States for the conversion of U.S. dollars into foreign currencies and vice versa. In addition, most banks in the United States do not currently offer non-U.S. dollar denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Final Terms, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to an account outside the United States.

Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars (“DTC Noteholders”) will receive payments in U.S. dollars, unless they elect to receive such payments in the Specified Currency. In the event that a DTC Noteholder shall not have made such election, payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Agent. The U.S. dollar amount in respect of any payment to be paid to a DTC Noteholder who did not make a timely election to receive payment in the Specified Currency will be based on the Exchange Agent’s spot rate for the purchase of U.S. dollars with the aggregate amount of the Specified Currency payable to all DTC Noteholders receiving U.S. dollar payments, for settlement on the applicable Payment Date, at a time and date immediately preceding such Payment Date, unless otherwise specified in the applicable Final Terms. If such spot rate is not available, the Exchange Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Agent for such purchase. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments. If no spot rate or bid quotation is available, the Exchange Agent shall notify the Global Agent and the Corporation and the Global Agent shall make payments in the Specified Currency to Noteholders who were expecting to receive U.S. dollars, provided that such payment will only be made to such a Noteholder if and when the Global Agent has been notified of the Specified Currency account to which such payment should be made.

A DTC Noteholder may elect to receive payment of the principal and premium (if any) of, or interest with respect to, the Notes in the Specified Currency (other than U.S. dollars) by notifying DTC by the DTC Record Date of (i) such holder’s election to receive all or a portion of such payment in the Specified Currency for value the relevant due date for interest payment or final redemption, as the case may be, and (ii) wire transfer instructions to an account denominated in the Specified Currency with respect to any payment to be made in the Specified Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions by the DTC Record Date. DTC will notify the Exchange Agent of such election and wire transfer instructions and of the amount of the Specified Currency to be converted into U.S. dollars, prior to 5:00 p.m. (New York City time) on the fifth DTC business day following the DTC Record Date. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Global Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Currency outside DTC. Otherwise, only U.S. dollar payments will be made by the Global Agent. Payments in the Specified Currency (other than U.S. dollars) outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

The Program provides for the appointment of dealers in respect of any particular issue of Notes (all such dealers together, the “Dealers”). Morgan Stanley & Co. International plc (“Morgan Stanley”) is arranger of the Program pursuant to a Program Agreement between the Corporation and Morgan Stanley, dated 11 October, 2021. There are no sponsoring dealers under the Program. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

Notes may be sold from time to time by the Corporation to or through any one or more Dealers and by the Corporation itself. The arrangements under which the Notes may from time to time be agreed to be sold by the Corporation to or through the Dealers are set out in the Standard Provisions dated as of 11 October, 2021 (as amended or supplemented from time to time, the “Standard Provisions”). The Standard Provisions will be incorporated by reference into the terms agreement by which Dealers are appointed in respect of a particular issue of Notes.

Any agreement for the sale of Notes will, inter alia, make provision for the form and terms and conditions of the relevant Notes, the method of distribution of the Notes, the price at which such Notes will be purchased by the relevant Dealer(s) and the commissions or other agreed deductibles (if any) which are payable or allowable by the Corporation in respect of such purchase. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer(s) or the Corporation materially adversely affects the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

No action has been or will be taken in any jurisdiction by any Dealer or the Corporation that would permit a public offering of any of the Notes, or possession or distribution of this Prospectus, or any part thereof including any Final Terms, or any other offering or publicity material relating to the Notes, in such jurisdiction. The relevant Dealer(s) (and the Corporation in connection with sales of Notes on its own behalf) will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes this Prospectus, or any part thereof including any Final Terms, or any such other material, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in this Prospectus, the applicable Final Terms or such other information relating to the Corporation and/or the Notes which the Corporation has authorized to be used.

Selling restrictions may be modified by the agreement of the Corporation and the relevant Dealer(s) following a change in any relevant law, regulation or directive. Selling restrictions may also be added to reflect the requirements of any particular Specified Currency. Any such modification or addition will be set out in the Final Terms issued in respect of each issue of Notes to which such modification or addition relates or in a supplement to this Prospectus.

United States

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to the Corporation or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner’s interest therein.

A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 per cent., by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” As used herein, “United States person” means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and “United States” means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

United Kingdom

Each Dealer will be required to represent, warrant and agree that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the “Financial Instruments and Exchange Law”) and each Dealer will be required to represent, warrant and agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

Each Dealer will be required to acknowledge that this Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Dealer will be required to represent, warrant and agree that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription and purchase and that it will not offer or sell any Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any Notes, whether directly or indirectly, to any persons in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

France

This Prospectus has not been submitted to the clearance procedures of the Autorité des marchés financiers (the AMF) in France. Each Dealer will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus, the applicable Final Terms or any other offering material relating to any Notes, and that such offers, sales and distributions have been and will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties and/or (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1of the French Code monétaire et financier.

Hong Kong

In relation to each Tranche of Notes issued by the Corporation, each Dealer will be required to represent, warrant and agree that:

(i)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes (except for Notes which are a “structured product” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”)) other than (i) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

VALIDITY OF THE NOTES

The validity of the Notes will be passed on by the General Counsel, or the Deputy General Counsel, of the Corporation and by Sullivan & Cromwell LLP (as to Notes governed by New York law) and Allen & Overy LLP (as to Notes governed by English law), counsel to the Dealers, each of which, with respect to certain matters, will rely upon counsel to the Corporation. It is expected that the validity of Notes governed by the law of any other jurisdiction will be passed on by counsel to the relevant Dealers at the time of issue.

The opinions of counsel to the Corporation, Sullivan & Cromwell LLP and Allen & Overy LLP will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Corporation and the Global Agent or the Fiscal Agent in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions.

GENERAL INFORMATION

1. The execution of all documents associated with the Program and, subject to the borrowing limit authorized by the Board of Directors of the Corporation from time to time, the creation, issue, sale execution and delivery of the Notes has been authorized by resolutions approved by the Board of Directors of the Corporation.

2. Application has been made for Notes issued under the Program to be admitted to the Official List and admitted to trading on the regulated market of the Luxembourg Stock Exchange.

3. Application will be made to the SGX-ST for permission to deal in, and for quotation of, any Notes which are agreed at the time of issue to be so listed on the SGX-ST. Such permission will be granted when such Notes have been admitted to the Official List of the SGX-ST. For so long as any Notes are listed on the SGX-ST and the rules of the SGX-ST so require, such Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies).

4. For so long as any Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that any Global Note or Global Certificate is exchanged for Definitive Bearer Notes or, as the case may be, Certificates, the Corporation will appoint and maintain a Paying Agent in Singapore where such Definitive Bearer Notes or, as the case may be, Certificates, may be presented or surrendered for payment or redemption. In addition, in the event that a Global Note or Global Certificate is exchanged for Definitive Bearer Notes or, as the case may be, Certificates, an announcement of such exchange shall be made by or on behalf of the Corporation through the SGX-ST, and such announcement will include all material information with respect to the delivery of the Definitive Bearer Notes or, as the case may be, Certificates, including details of the Paying Agent in Singapore.

5. Each Bearer Note having a maturity of more than one year, Receipt, Coupon and Talon will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code”.

6. For so long as Notes may be issued pursuant to this Prospectus, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection or collection by a Noteholders upon reasonable request at the office of the Global Agent or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent):

(i)	the Global Agency Agreement (which includes the form of the Global Notes, the Definitive Bearer Notes, the Certificates, the Coupons, the Receipts and the Talons);

(ii)	the Fiscal Agency Agreement;

(iii)	the Supplemental Agency Agreement (which includes the forms of Notes held through CDP);

(iv)	the Deed of Covenant;

(v)	the Articles of Agreement of the Corporation;

(vi)	the documents incorporated by reference in this Prospectus;

(vii)	each Final Terms (other than for an unlisted Series of Notes);

(viii)	a copy of this Prospectus together with any supplement to this Prospectus or further Prospectus; and

(ix)	all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Prospectus.

7. This Prospectus and the Final Terms for Notes that are admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange’s regulated market will be published on the website of the Luxembourg Stock Exchange (www.bourse.lu).

8. Copies of the latest Information Statement and the latest unaudited quarterly financial statements of the Corporation may be obtained, and copies of the Global Agency Agreement, the Fiscal Agency Agreement, the Supplemental Agency Agreement and the Deed of Covenant will be available during normal business hours for inspection or collection by a Noteholders upon reasonable request, at the specified office of the Global Agent during normal business hours or may be provided by email to a Noteholder following their prior written request to the Global Agent and provision of proof of holding and identity (in a form satisfactory to the Global Agent) so long as any of the Notes is outstanding.

9. Certain of the Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform other services for the Corporation in the ordinary course of business, including entering into swap or other derivative transactions with the Corporation in conjunction with the issue of Notes under the Program. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the Dealers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Corporation. The Dealers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

FORM OF FINAL TERMS

[MiFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of [each/the] manufacturer[’s/s’] product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is [eligible counterparties, professional clients and retail clients], each as defined in MiFID II; and (ii) [all channels for distribution of the Notes are appropriate]. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means [each of] the [Manager[s]/Dealer[s]] and the expression “MiFID II” means Directive 2014/65/EU, as amended.]

[UK MiFIR product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of [each/the] manufacturer[’s/s’] product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is [retail clients and eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients as defined in UK MiFIR]; and (ii) [all channels for distribution of the Notes are appropriate]. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means [each of] the [Manager[s]/Dealer[s]] and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.]

[Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) - To insert notice if classification of the Notes is not “prescribed capital markets products”, pursuant to Section 309B of the SFA or Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).]1

[1]

Relevant Dealer(s)/Manager(s) to consider whether it / they have received the necessary product classification from the Corporation prior to the launch of the offer, pursuant to Section 309B of the SFA.

Final Terms dated [•]

International Finance Corporation

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 11 October, 2021 [and the supplemental Prospectus dated [    ]]. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus [as so supplemented]. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus [as so supplemented]. The Prospectus [and the supplemental Prospectus] [is] [are] available for viewing at [address] [and] [website] and copies may be obtained from [address].*

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

[Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

1. Issuer:	International Finance Corporation

2. (i) Series Number:	[ ]

(ii) Tranche Number:	[ ]

(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).

3. Specified Currency or Currencies:	[ ]

4. Aggregate Nominal Amount:	[ ]

(i) Series:	[ ]

(ii) Tranche:	[ ]

5. Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (if applicable)]

6. (i) Specified Denominations:	[ ] (If these Final Terms specify “Temporary Global Notes exchangeable for individual Definitive Bearer Notes on Exchange Date”, Notes may only be issued in Specified Denomination(s))

(ii) Calculation Amount:	[ ]

7. [(i)] Issue Date:	[ ]

[(ii)] Interest Commencement Date:	[ ]

*	To adapt language in case of a tap issuance to refer to the terms and conditions included in the relevant prospectus.

8. Maturity Date:	[Specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year]

9. Interest Basis:	[[•] % Fixed Rate]
[[specify reference rate] +/– [•] % Floating Rate]
[Zero Coupon]
[Index-Linked Interest]
[Dual Currency Interest]
[Other (specify)]
(further particulars specified below)
10. Redemption/Payment Basis:	[Redemption at par]
[Index-Linked Redemption]
[Dual Currency Redemption]
[Partly Paid]
[Instalment]
[Other (specify)]
11. Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis]

12. Put/Call Options:	[Corporation Call]

[Automatic Call]

[Investor Put]

[(further particulars specified below)]

13. Status of the Notes:	Senior

14. Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	[Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]

(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [specify Business Day Convention and any applicable Business Centre(s) for the definition of “Business Day”]/not adjusted]

(iii) Fixed Coupon Amount(s):	[ ] per Calculation Amount

(iv) Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]]

(v) Day Count Fraction:	[30/360/Actual/Actual (ICMA)/other]

(vi) Determination Dates:	[ ] in each year (insert regular Interest Payment Dates, ignoring Issue Date or Maturity Date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual (ICMA))

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details]

16. Floating Rate Note Provisions:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Interest Period(s):	[ ]

(ii) Specified Interest Payment Dates:	[ ]

(iii) First Interest Payment Date:	[ ]

(iv) Interest Period Date:	[ ]

(Not applicable unless different from Interest Payment Date)
(v) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (give details)]

(vi) Business Centre(s):	[ ]

(vii) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (give details)]

(viii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	[ ] [Global Agent]

(ix) Screen Rate Determination:

• Reference Rate:	[ ]

• Interest Determination Date(s):	[ ]

• Relevant Screen Page:	[ ]

• Relevant Financial Centre:	[ ]

• Relevant Time:	[ ]

• Reference Banks:	[ ]

(x) ISDA Determination:

• ISDA Definitions:	[2006 ISDA Definitions]/[2021 ISDA Definitions]

(The 2021 ISDA Definitions should not be selected before their effective date of 4 October 2021)

• Floating Rate Option:	[ ]

• Designated Maturity:	[ ]

• Reset Date:	[ ]

(xi) Linear Interpolation:	[Not Applicable/Applicable – the Rate of interest for the [long/short] [first/last] Interest Period shall be calculated using Linear Interpolation (specify for each short or long interest period)]

(xii) Margin(s):	[+/-][ ] per cent. per annum

(xiii) Minimum Rate of Interest:	[ ] per cent. per annum

(xiv) Maximum Rate of Interest:	[ ] per cent. per annum

(xv) Day Count Fraction:	[ ]

(xvi) Fall back provisions, rounding provisions, denominator and any	[ ]

other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	(Please consider inclusion of benchmark replacement provisions)

17. Zero Coupon Note Provisions:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Amortization Yield:	[ ] per cent. per annum

(ii) Any other formula/basis of determining amount payable:	[ ]

18. Index-Linked Note/other variable-linked interest Note Provisions:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Index/Formula/other variable:	[give or annex details]

(ii) Calculation Agent responsible for calculating the interest due:	[ ]

(iii) [Determination Agent responsible for calculating the exchange rate:]	[[ ]/Not Applicable]

(iv) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[ ]

(v) Interest Determination Date(s):	[ ]

(vi) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]

(vii) Interest Period(s):	[ ]

(viii) Specified Interest Payment Dates:	[ ]

(ix) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

(x) Business Centre(s):	[ ]

(xi) Minimum Rate of Interest:	[ ] per cent. per annum

(xii) Maximum Rate of Interest:	[ ] per cent. per annum

(xiii) Day Count Fraction:	[ ]

19. Dual Currency Interest Note Provisions:	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Rate of Exchange/method of calculating Rate of Exchange:	[give details]

(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]

(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s):	[ ]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

(iii) If redeemable in part:

(a) Minimum Redemption Amount:	[ ]

(b) Maximum Redemption Amount:	[ ]

(iv) Notice period:	[ ]

21. Automatic Early Redemption:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s):	[ ]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

(iii) Notice period:	[ ]

(iv) Automatic redemption events:	[give details]

22. Put Option:	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s):	[ ]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

(iii) Notice period	[ ]

23. Final Redemption Amount of each Note:	[[ ] per Calculation Amount/Not Applicable]

Capital at Risk Notes:	[Yes/No]

In cases where the Final Redemption Amount is index-linked or other variable-linked:

(i) Index/Formula/variable:	[give or annex details]

(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[ ]

(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]

(iv) Determination Date(s):	[ ]

(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]

(vi) Payment Date:	[ ]

(vii) Minimum Final Redemption Amount:	[ ] per Calculation Amount

(viii) Maximum Final Redemption Amount:	[ ] per Calculation Amount

24. Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Bearer Notes:

[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date]

[Temporary Global Note exchangeable for individual Definitive Bearer Notes on Exchange Date]

Exchange Date in respect of Temporary Global Note: [ ]

Registered Notes:

[Global Certificate available on Issue Date]

[Certificates relating to Registered Notes in definitive form available on Issue Date]

Fed Bookentry Notes:

[Fed Bookentry Notes available on Issue Date]

26. New Global Note (NGN):	[Yes/No]

27. Global Certificate held under the new safe-keeping structure (NSS):	[Yes/No]

28. Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/give details. Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub-paragraphs, 15(ii), 16(vi) and 18(x) relate.]

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details.]

30.  Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:

[Not Applicable/give details]

31. Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	[Not Applicable/give details]

32. Redenomination, renominalization and reconventioning provisions:	[Not Applicable/The following provisions apply:[ ]]

33. Consolidation provisions:	[Not Applicable/The following provisions apply:[ ]]

34. Additional terms:	[Applicable [give details]/Not Applicable]

35. Governing law:	[New York/English/other]

36. [Record Date:]	[ ]

(Record Date to be adjusted in the case of non-USD issuance clearing through DTC. If not applicable, delete this paragraph and renumber the remaining paragraphs.)

DISTRIBUTION

37. (i) If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/give names, addresses and underwriting commitments]

(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and names and addresses of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis, if such entities are not the same as the Managers.)

(ii) Date of Terms Agreement:	[ ]

(iii) Stabilization Manager(s) (if any):	[Not Applicable/give name]

38. If non-syndicated, name and address of Dealer:	[Not Applicable/give name and address]

39. Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount

40. Additional selling restrictions:	[Not Applicable/give details]

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms. [Third party information has been extracted from [source]. The Corporation confirms that such information has been accurately reproduced and that, so far as it is aware it is able to ascertain from information published by [source], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Corporation:

By:
Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	[Luxembourg/Singapore/other (specify)/None]

(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]

(Where documenting a fungible issue, need to indicate that original securities are already admitted to trading.)

2. RATINGS

Ratings:	The Notes to be issued have been rated:

[S & P: [ ]]

[Moody’s: [ ]]

[[Other]: [ ]]

(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Program generally or, where the issue has been specifically rated, that rating.)

3. USE OF PROCEEDS

[As specified in the Prospectus.] [ ]

4. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.]

5. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No]

[Note that the designation “Yes” simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper[, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper] [include this text for Registered Notes which are to be held under the NSS] and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem, either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.][Include this text if “Yes” selected in which case the Notes must be issued in NGN form or held under the NSS]

[No. Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper[, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper][include this text for Registered Notes]. Note that this does not necessarily mean that the Notes will then be recognised as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.]

ISIN Code:	[ ]

Common Code:	[ ]

CUSIP:	[ ]

CINS:	[ ]

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)[ and address(es)]] [Bookentry system of the Federal Reserve Banks]

[The Central Depository (Pte) Limited]

Delivery:	Delivery [against/free of] payment

Names and addresses of additional Paying Agent(s) (if any):	[ ]

Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	[ ]

6. GENERAL

Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable]

PRINCIPAL OFFICE

OF THE CORPORATION

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, DC 20433

U.S.A.

ARRANGER

Morgan Stanley & Co. International plc

25 Cabot Square

Canary Wharf

London E14 4QA

United Kingdom

FISCAL AGENT

Federal Reserve Bank of New York

33 Liberty Street

New York, NY 10045

U.S.A.

GLOBAL AGENT, PRINCIPAL PAYING AGENT,

REGISTRAR AND TRANSFER AGENT, EXCHANGE AGENT AND CALCULATION AGENT

Citibank, N.A., London Branch

Citigroup Centre

Canada Square, Canary Wharf

London E14 5LB

United Kingdom

SINGAPORE PAYING AGENT

Citicorp Investment Bank (Singapore) Limited

5 Changi Business Park Crescent

#07-00 Changi Business Park

Singapore 486027

LISTING AGENT (LUXEMBOURG)

Banque Internationale à Luxembourg SA

69, route d’Esch

L-2953 Luxembourg

AUDITORS TO THE CORPORATION

Deloitte & Touche LLP

7900 Tysons One Place Suite

800, McLean, VA 22102

U.S.A.

LEGAL ADVISERS TO THE ARRANGER AND THE DEALERS

In respect of English law	In respect of United States law

Allen & Overy LLP	Sullivan & Cromwell LLP
One Bishops Square	1700 New York Avenue, N.W
London E1 6AD	Washington, DC 20006
United Kingdom	U.S.A.

Exhibit B

EXHIBIT B

Standard Provisions

Global Medium-Term Note Program

Standard Provisions dated as of 11 October 2021 relating to the issuance of Notes (as defined below) by International Finance Corporation (the Corporation).

The Corporation intends to issue and sell from time to time Notes (the Notes) under a Global Medium-Term Note Program (the Program). The Program is arranged under a Program Agreement, dated 11 October 2021 (the Program Agreement), between the Corporation and Morgan Stanley & Co. International plc (referred to herein, together with any substitute therefor or successor thereto, as the Arranger). The Notes will be denominated in specified currencies or currency units, with maturities of three months or longer from the date of original issuance thereof, and may be issued in an unlimited aggregate nominal amount. The Notes will be issued from time to time in accordance with an Amended and Restated Global Agency Agreement, dated as of 11 October 2021 (as it may be supplemented or amended from time to time, the Global Agency Agreement) between the Corporation and Citibank, N.A., London Branch, as Global Agent, or any successor or replacement Global Agent (the Global Agent), or, for U.S. dollar denominated Notes cleared and settled through the bookentry system of the Federal Reserve Banks, a Uniform Fiscal Agency Agreement, effective as of 20 July 2006 (as it may be supplemented or amended from time to time, the Fiscal Agency Agreement) between the Corporation and the Federal Reserve Bank of New York as Fiscal Agent (the Fiscal Agent). Notes in bearer form will be issued in new global note form and Notes in registered form will be held under the new safekeeping structure if they are intended to be eligible collateral for Eurosystem monetary policy and to be eligible for settlement with Euroclear Bank S.A./N.V. (Euroclear) and Clearstream Banking S.A. (Clearstream, Luxembourg) in accordance with the ICSD Agreement dated 11 October 2021 between the Corporation and Euroclear and Clearstream, Luxembourg (the ICSD Agreement). The Notes are more fully described in the prospectus for the Program dated 11 October 2021 and may be further described in amendments or supplements thereto (including separate final terms and a series prospectus). Such prospectus incorporates by reference the most recent Information Statement of the Corporation and the most recent annual and any quarterly financial statements filed by the Corporation with the U.S. Securities and Exchange Commission (the SEC) pursuant to Regulation IFC. Except as the context shall otherwise require, such prospectus, as amended or supplemented from time to time, including information incorporated by reference in such base prospectus, is hereinafter referred to as the Prospectus. The Prospectus read together as of the Time of Sale (defined below) with any other material prepared or expressly approved for use by the Corporation in connection with offers and sales of a particular issue of Notes, including, as regards any terms sheet prepared by a Dealer (as defined below), the specified information set out in Exhibit 3 hereto, is hereinafter referred to as the Time of Sale Information. Time of Sale means, with respect to a particular issue of Notes, the time that is immediately after the time of agreement with the Corporation as to the sale and purchase of such issue of Notes, which Time of Sale may be specified in the applicable Terms Agreement (as defined below). Any separate final terms in respect of a particular issue of Notes, substantially in the form of Exhibit 4, hereto is hereinafter referred to as a Final Terms. Terms capitalized herein but not otherwise defined herein shall have the meanings given to them in the Global Agency Agreement.

1.	APPOINTMENT OF DEALERS

Subject to the terms and conditions stated herein, and subject to the reservation by the Corporation of the right to sell Notes directly to investors on its own behalf (if in accordance with applicable law or directive), the Corporation may from time to time appoint one or more agents, dealers or underwriters (each firm a Dealer and together the Dealers) for the purpose of (a) purchasing Notes as principal (on either a syndicated or non-syndicated basis) for resale to others pursuant to a Terms Agreement (as defined below) in accordance with the provisions of Clause 4.1 hereof or (b) soliciting offers to purchase a particular issue of Notes pursuant to an Appointment Agreement (as defined below) in accordance with the provisions of Clause 4.2 hereof.

1

Except to the extent they are incorporated by reference in a Terms Agreement or an Appointment Agreement, as the case may be, these Standard Provisions shall not be construed as an obligation of the Corporation to sell any Notes or as an obligation of any of the Dealers to purchase any Notes.

2.	REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE CORPORATION

The Corporation represents and warrants to, and agrees with, each Dealer regarding the issue of Notes with respect to which such Dealer is appointed that:

(a)

The Prospectus, the Time of Sale Information as of the Time of Sale and the Final Terms or relevant series prospectus (when read together with the Prospectus) as of its date do not or will not contain any untrue statement of material fact or do not or will not omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this Clause 2(a) do not apply to statements in or omissions from the Prospectus (or any such Time of Sale Information or Final Terms or series prospectus or supplements thereto) based upon information furnished to the Corporation in writing by such Dealer expressly for use therein.

(b)

The Corporation is an international organization duly established and existing under its Articles of Agreement (the Articles of Agreement), the Articles of Agreement are in full force and effect, and the Corporation possesses all necessary power and authority under the Articles of Agreement to enter into any Terms Agreement, any Appointment Agreement, the Global Agency Agreement, the Fiscal Agency Agreement and the ICSD Agreement, and, as of the relevant Settlement Date (as defined herein), to issue, sell and deliver the Notes, and to perform its obligations under the terms hereof and thereof.

(c)	Any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by the Corporation.

(d)

Subject to the borrowing limit authorized by the Corporation’s Board of Directors and in effect on the relevant Settlement Date (the Authorized Borrowing Limit), the creation, issue, sale, execution and delivery of the Notes have been duly authorized, and when duly executed, authenticated, effectuated, issued, delivered and paid for, the Notes will constitute valid and legally binding obligations of the Corporation in accordance with their terms; and the issue or sale of the Notes or the taking of any other action herein contemplated does not now and will not result in a breach by the Corporation of any terms of, or constitute a default under, the Articles of Agreement or any agreement or undertaking of the Corporation that is material in the context of the offer and sale of the Notes.

(e)

With respect to any particular issue of Notes, as of the relevant Settlement Date, and after giving effect to the issue and sale of such Notes, the Corporation will be in compliance with the Authorized Borrowing Limit.

(f)

Each of the Global Agency Agreement, the Fiscal Agency Agreement and the ISCD Agreement has been duly authorized, and, by the date referred to in Clause 3 of the Program Agreement, will be duly executed and delivered by the Corporation and will constitute a valid and legally binding obligation of the Corporation.

(g)

There has not been any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, of the Corporation from that set forth in the Prospectus or, if applicable, any supplements thereto.

2

(h)

The Corporation has obtained, or prior to the time of issuance of any particular issue of Notes will have obtained, all governmental approvals and consents required pursuant to the Articles of Agreement in connection with the offering, issue and sale of such Notes.

(i)

The most recent audited financial statements of the Corporation included or incorporated by reference in the Prospectus fairly present the financial condition of the Corporation as of the dates indicated and its results of operations and changes in financial position for the periods therein specified and have been prepared in conformity with generally accepted accounting principles in the United States, consistently applied, except as otherwise noted therein, or with international financial reporting standards, consistently applied, except as otherwise noted therein.

(j)

The Corporation is an international organization, member of the World Bank Group, and a specialized agency of the United Nations established pursuant to an international agreement among its more than 180 member countries. The Corporation is not subject to the domestic laws and regulations of its member countries regarding anti-money laundering, anti-corruption, and economic sanctions, including but not limited to (i) the U.S. Foreign Corrupt Practices Act of 1977, U.K. Bribery Act 2010 or any other similar law or regulation of another jurisdiction, and (ii) the financial or economic sanctions or trade embargoes administered or enforced by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury, or any analogous sanctions or measures imposed by the U.S. Departments of State or Commerce, the European Union, or Her Majesty’s Treasury of the United Kingdom (“National Sanctions”). The Corporation as a specialized agency of the United Nations is required to have due regard to the financial or economic sanctions issued by the United Nations Security Council under Chapter VII of the United Nations Charter (“UN Sanctions”). The Corporation has internal controls in place which seek to ensure that funds of the Corporation are not used to finance terrorism and are used for their intended purpose.

(k)

Under existing law, in connection with any public offering and sale of the Notes, the Corporation is exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the Securities Act).

3.	SETTLEMENT DATE; DOCUMENT DATE

The date of sale and purchase of a particular issue of Notes is referred to herein as a Settlement Date. References herein to Document Date mean the date on which the Prospectus is amended or supplemented (including, without limitation, by publication of an Information Statement, but excluding any amendment or supplement (x) by publication of a Final Terms or series prospectus or (y) resulting solely from incorporation by reference of the Corporation’s separately published quarterly or annual financial statements or other reports filed with the SEC).

4.	DISTRIBUTION AND MARKETING OF NOTES

4.1	Purchases as Principal

Each sale of Notes directly to a Dealer or Dealers as principal for resale to others shall be made in accordance with the terms contained herein and in a separate agreement substantially in the form of (as applicable) Exhibit 2 hereto (a Terms Agreement) providing for the sale of such Notes to and the purchase and re-offering thereof by such Dealer or Dealers. In connection therewith, the Corporation will deliver to each Dealer, upon request, copies of the documents referred to in the Appointment Agreement (as defined below). The Corporation may from time to time issue Notes on a syndicated basis to one or more Dealers appointed pursuant to a Terms Agreement, which Notes shall be fully underwritten on either a joint and several or a several basis, as set forth in such Terms Agreement. A Dealer’s commitment to purchase Notes as principal shall be deemed to have been

3

made on the basis of the representations, warranties and agreements of the Corporation in Clause 2 hereof to the extent incorporated by reference into, and any additional representations, warranties and agreements contained in, the applicable Terms Agreement, and shall be subject to the terms and conditions herein and therein set forth.

4.2	Solicitations as Agent

If an agent, dealer or underwriter is to be appointed by the Corporation as a Dealer for the purpose of soliciting offers to purchase a particular issue of Notes, the Corporation will enter into an appointment agreement with such agent, dealer or underwriter substantially in the form of Exhibit 1 hereto (an Appointment Agreement) and will deliver, upon request, copies of the documents referred to in such Appointment Agreement. Each of such Dealers, severally and not jointly, will use such efforts to solicit offers to purchase Notes as are consistent with best market practice in the international securities markets upon the terms and conditions set forth in the Prospectus. The Corporation reserves the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive) or through other agents, dealers or underwriters.

Unless otherwise agreed or unless applicable law or directive in the relevant jurisdiction otherwise prescribes, each Dealer appointed as agent is authorized to solicit offers to purchase Notes only in the minimum nominal amount of U.S.$10,000,000 (or, in the case of Notes not denominated in U.S. dollars, the approximate equivalent thereof in a Specified Currency (as defined in the Prospectus)), or any amount in excess thereof which is an integral multiple of U.S.$1,000 (or, in the case of Notes not denominated in U.S. dollars, conventionally accepted integral multiples in the relevant Specified Currency). Notes will be in such denominations as may be agreed between the Corporation and the relevant Dealer(s) and specified in the applicable Final Terms or series prospectus and, subject to applicable law or other relevant regulatory authority, are expected to be in denominations of U.S.$100,000 or integral multiples thereof (or the nearest equivalent in accordance with market practice in the relevant Specified Currency). Each Dealer shall communicate to the Corporation, orally or in writing, each offer to purchase Notes received by it as agent that in such Dealer’s reasonable judgment should be considered by the Corporation. The Corporation shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part, and any such rejection shall not be deemed a breach of the Corporation’s agreements contained herein. Each Dealer appointed as agent shall have the right to reject any offer to purchase Notes that such Dealer reasonably considers to be unacceptable, and any such rejection shall not be deemed a breach of such Dealer’s agreements contained herein.

The Corporation reserves the right, in its sole discretion, to instruct the Dealers acting as agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of notice from the Corporation, each Dealer will forthwith suspend solicitations of offers to purchase Notes from the Corporation until such time as the Corporation has advised the Dealers that such solicitation may be resumed.

In soliciting offers to purchase the Notes as agent, each Dealer is acting solely as agent for the Corporation, and not as principal, and does not assume any obligation towards or relationship of agency or trust with any purchaser of Notes. Each Dealer shall make reasonable efforts to assist the Corporation in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by such Dealer and accepted by the Corporation, but such Dealer shall not have any liability to the Corporation in the event any such purchase is not consummated for any reason. If the Corporation shall default in its obligation to deliver Notes to a purchaser whose offer it has accepted, the Corporation shall hold such Dealer harmless against any loss, claim, damage or liability arising from or as a result of such default and shall, in particular, pay to such Dealer the commission such Dealer would have received had such sale been consummated.

4

The Corporation agrees to pay to each Dealer, as consideration for the sale of each Note and receipt of payment therefor resulting from a solicitation made by such Dealer, a commission in an amount that may be mutually agreed.

4.3	Secondary Market Trading

Each Dealer agrees to use its best efforts to facilitate secondary market transactions in the Notes consistent with, in the Dealer’s reasonable judgment, best market practice in the applicable international securities markets; provided, however, that no Dealer shall be obligated to make a market in any Notes or advance its own funds to purchase any Notes (except to the extent a Dealer shall elect to purchase Notes as principal pursuant to Clause 4.1 hereof).

4.4	Investor Suitability

Each Dealer agrees with the Corporation that it will give due regard to whether investors in the Notes have the financial capacity to bear the risks associated with investment in the Notes and sufficient knowledge and experience to evaluate those risks; and, in addition to any customary and required disclosure, each Dealer agrees that it will, if it deems appropriate, provide investors with further clarification of the risks involved in investing in the Notes (and will give due consideration to any reasonable request of the Corporation in this regard).

4.5	Selling Restrictions

Other than in connection with the filing of the Prospectus with the Luxembourg Stock Exchange and the Stock Exchange of Singapore Limited and the listing of particular issues of Notes on relevant stock exchanges as may be agreed between the Corporation and the relevant Dealer or Dealers, no action has been or will be taken by the Corporation or by or on behalf of any Dealer in any jurisdiction to allow the Corporation or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer, and the Corporation in connection with sales of Notes by it through Dealers, agrees that in connection with offers or sales of Notes, it is familiar with and will observe and comply with the restrictions on the offering, sale and delivery of Notes and distribution of offering materials relating to Notes as set out in Exhibit 6 hereto, or as otherwise agreed by the Corporation and the relevant Dealer or Dealers in respect of a particular issue of Notes and as set forth in the applicable Final Terms or series prospectus.

4.6	Stabilization

In connection with the distribution of any Notes, any Dealer designated as a Stabilization Manager in the applicable Final Terms or series prospectus may over-allot or effect transactions which support the market price of the Notes at a level higher than that which might otherwise prevail, but in doing so such Dealer shall act as principal and not as agent of the Corporation. Any stabilization will be conducted in accordance with all applicable regulations. Any loss resulting from over-allotment and stabilization shall be borne, and any net profit arising therefrom shall be retained, as against the Corporation, by any Stabilization Manager for its own account.

4.7	Expenses

Unless otherwise agreed between a Dealer and the Corporation, in respect of each issue of Notes, the relevant Dealers shall pay all costs and expenses associated with the offer and sale of such Notes, including:

5

(a)	the preparation, production and (where appropriate) printing of the Final Terms or series prospectus, the Terms Agreement and any other documents in connection with the offer and sale of the Notes;

(b)

the preparation, production and (where appropriate) printing of the Temporary Global Note, the Permanent Global Note, the Global Certificate and (in the event that they are printed) Definitive Bearer Notes or Certificates;

(c)

the initial delivery and distribution (including transportation and packaging but not insurance (other than to the place of distribution)) of the Temporary Global Note, the Permanent Global Note, the Global Certificate and (in the event that they are printed) Definitive Bearer Notes or Certificates;

(d)	all advertising in relation to the issue of the Notes approved by the Dealer and the Corporation;

(e)	the initial listing and maintenance of listing of the Notes on the agreed stock exchange(s);

(f)

all legal expenses of the Dealer in connection with the issue of the Notes and the fees, costs and expenses of any opinions or reliance letters to be delivered by any counsel or independent accountants in connection with the offer or sale of the Notes;

(g)

the fees, costs and expenses of the Global Agent, the Fiscal Agent, any agent of the Global Agent or the Fiscal Agent, any registrar, transfer or paying agent of the Corporation in respect of the Notes (other than any annual or periodic fees or extraordinary fees, costs or expenses of the Global Agent or the Fiscal Agent resulting solely from any default of the Corporation) or the fees and expenses of any counsel for the Global Agent or the Fiscal Agent or such agent solely in connection with the Notes (other than any annual or periodic fees), if any;

(h)	the fees, costs and expenses of any clearing system or depositary solely in relation to the Notes (other than any annual or periodic fees), if any; and

(i)	all other costs and expenses incident to the performance of the Corporation’s obligations in connection with the Notes which are not specifically provided for herein.

4.8	Independence of Dealer

The Corporation acknowledges and agrees that a Dealer is acting solely in the capacity of an arm’s length contractual counterparty to the Corporation with respect to any offering or sale of the Notes (including in connection with determining the terms of the offering) pursuant to Clause 4.1 hereof and not as financial advisors or fiduciaries to, or agents of, the Corporation or any other person. Additionally, no Dealer is advising the Corporation or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Corporation shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of each transaction contemplated hereby, and no Dealer shall have any responsibility or liability to the Corporation with respect thereto. Any review by a Dealer, and any transaction contemplated hereby or other matters relating to any such transaction, will be performed solely for the benefit of such Dealer and shall not be on behalf of the Corporation or any other person.

6

5.	COVENANTS OF THE CORPORATION

The Corporation covenants with the Dealers that:

(a)

With respect to any issue of Notes, the Corporation will provide to each relevant Dealer copies of the Prospectus, any documents incorporated by reference therein and any amendments and supplements thereto as soon as available and in such quantities as each such Dealer may reasonably request. Any supplement incorporating by reference the Corporation’s quarterly or annual financial statements may be substantially in the form set out in Exhibit 5 hereto. The terms supplement and amendment or amend as used herein shall include all financial statements or other documents filed by the Corporation with the SEC subsequent to the date of the Corporation’s most recent Information Statement that is incorporated by reference in the Prospectus.

(b)

If, during any time the Prospectus is being used in connection with the offer and sale of Notes pursuant to Clause 4 hereof, any event shall occur as a result of which, in the judgment of the Corporation, the Prospectus or any applicable Final Terms (when read together with the Prospectus) or series prospectus, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Corporation will promptly notify those Dealers party to the Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued, and will, subject to the following paragraph, promptly prepare an amendment or supplement to the Prospectus or such Final Terms, as applicable, or series prospectus which will correct such untrue statement or omission.

Notwithstanding the provisions of this Clause 5(b), in relation to each issue of the Notes, the Corporation undertakes that in the period from and including the relevant trade date (namely the date on which the relevant Dealer agrees the pricing details (in the case of syndicated issues) or the date on which the Corporation concludes an agreement pursuant to Clause 4.2 hereof (in the case of a solicitation of Notes pursuant to Clause 4.2 hereof)) to and including the relevant Issue Date, it will only prepare and publish a supplement to the Prospectus if it is required, or it has reasonable grounds to believe that it is required, to do so in order to comply with the requirements of the Luxembourg act dated 16 July 2019 on prospectuses for securities (the Luxembourg Law) and, in such circumstances, such supplement shall, solely as between the Corporation and the relevant Dealer(s) and solely for the purposes of the Luxembourg Law and Clause 6(a)(i) hereof, be deemed to have been prepared and made available to the public so as to comply with the requirements of the Luxembourg Law.

(c)

Before amending or supplementing the Prospectus (except for any Final Terms relating to a particular issue of Notes or series prospectus and except for any amendments or supplements to the Prospectus consisting solely of incorporation by reference of the Corporation’s Information Statement or its quarterly or annual financial statements or other reports as filed with the SEC), the Corporation will furnish those Dealers party to the Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued with copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers.

(d)

With respect to any particular issue of Notes, the Corporation will furnish such information, execute such instruments and take such actions to endeavor to qualify such Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as may be agreed between the Corporation and the relevant Dealers for such Notes, and the Corporation will maintain such qualifications in effect so long as required for the distribution of the Notes (provided, however, that the Corporation shall not be required to qualify to do business in any jurisdiction where it is not now so qualified or be subject to any other requirement which it deems (in its sole discretion) unduly burdensome); and shall pay any fees charged by investment rating services for the rating of the Notes as may be agreed between the Corporation and the Dealers for such Notes.

7

(e)

The Corporation will use its best efforts to obtain and subsequently maintain the listing of the Program on the Luxembourg Stock Exchange or any body to which its functions have been transferred (the Luxembourg Stock Exchange) and, for the benefit of the Dealers of any specific issue of Notes only, to obtain the listing for such Notes on any stock exchange specified in the relevant Final Terms or series prospectus (including, but not limited to, listing on the Stock Exchange of Singapore Limited) on or prior to the Settlement Date of such issue of Notes, shall furnish such information, execute such instruments and take such other action as may be necessary in order to effect or maintain such listings, and shall cause such Program listing to be continued for so long as any Notes issued under the Program remain outstanding and any such listing on a particular stock exchange of a particular issue of Notes to be continued for so long as any Notes in such issue remain outstanding; provided, however, that if, in the reasonable opinion of the Corporation, the continuation of any such listing shall become unduly onerous, then the Corporation may delist the Program or any issue of Notes from any such stock exchange, in which case, the Corporation will use its best efforts to list such issue of Notes on another recognized stock exchange as it may reasonably decide. Notice of any change of listing venue shall be communicated to the relevant Dealer in accordance with Clause 10 hereof. References in these Standard Provisions to Notes being or to be “listed on the Luxembourg Stock Exchange” shall be to Notes that are or are to be admitted to the Official List and admitted to trading on the Luxembourg Stock Exchange’s EEA Regulated Market, and the terms “to list” and “listing” on the Luxembourg Stock Exchange shall be interpreted accordingly.

(f)

The Corporation will not make or permit to become effective any amendment to the Global Agency Agreement or the Fiscal Agency Agreement which may adversely affect the interests of any holder of any outstanding Notes, and will not, without prior consultation with those Dealers party to the Terms Agreement or Appointment Agreement in respect of Notes that have not, as of such time, been issued, make or permit to become effective any amendment to the Global Agency Agreement or the Fiscal Agency Agreement which may adversely affect the interests of any Dealer, and will promptly notify each such Dealer of any termination of, or amendment to, the Global Agency Agreement or the Fiscal Agency Agreement and of any change in the Global Agent or the Fiscal Agent.

(g)

The Corporation will (without prejudice to Clause 5(e) hereof) procure, in relation to each issue of Notes, that the Prospectus distributed in connection therewith shall have been updated by incorporation by reference of the Corporation’s Information Statement as filed with the SEC within the 12 months prior to the relevant Settlement Date, or, at the discretion of the Corporation, such longer period not to exceed 15 months prior to the relevant Settlement Date.

6.	CONDITIONS TO DEALER’S OBLIGATIONS

The obligations of each Dealer to purchase Notes as principal pursuant to any Terms Agreement, or to solicit offers to purchase Notes as agent for the Corporation pursuant to an Appointment Agreement, shall be subject to the condition that, at and as of (a) the most recent Document Date, (b) the Time of Sale, (c) the date of execution of the relevant Terms Agreement or Appointment Agreement, as applicable, and (d) the relevant Settlement Date, all representations, warranties and agreements and other statements of the Corporation herein are true and correct, and the Corporation shall have performed all of its obligations theretofore to be performed hereunder and under any applicable Terms Agreement or Appointment Agreement, as applicable, and to the following additional conditions:

(a)

The Arranger shall have received on the most recent Document Date a certificate of any Vice President of the Corporation, or any other officer duly designated by any Vice President, dated such Document Date, to the effect that:

8

(i)	the representations and warranties of the Corporation contained in these Standard Provisions are true and correct at the time of such Document Date as though made at and as of such time; and

(ii)

the Corporation has performed all of its obligations to be performed under these Standard Provisions required to be performed or satisfied (and not waived by the Arranger) on or prior to such Document Date.

(b)

The Arranger shall have received on the most recent Document Date a certificate of the Secretary, Acting Secretary or General Counsel of the Corporation, dated such Document Date, certifying as to the Articles of Agreement, By-Laws and Resolutions of the Corporation and the incumbency and authenticity of signatures of relevant officers of those persons executing such documents as such Dealer shall designate.

(c)

The Arranger shall have received on the most recent Document Date an opinion of the General Counsel, or Deputy General Counsel, of the Corporation, dated such Document Date, addressed to the Arranger, to the effect that:

(i)	the Corporation is an international organization duly established and existing under the Articles of Agreement;

(ii)	the Corporation has obtained all governmental approvals and consents required pursuant to the Articles of Agreement in connection with the offering, issue and sale of the Notes;

(iii)

the Corporation has full legal capacity under its Articles of Agreement to enter into and perform its obligations under the Global Agency Agreement, the Fiscal Agency Agreement and the ICSD Agreement and any applicable Terms Agreement and to execute and deliver, and to perform its obligations under, any Note;

(iv)

the creation, issue, sale, execution and delivery of the Notes have been duly authorized, and when duly executed, authenticated, issued, delivered and paid for, the Notes will constitute valid and legally binding obligations of the Corporation in accordance with their terms;

(v)	any applicable Terms Agreement or Appointment Agreement as of its date will have been duly authorized, executed and delivered by the Corporation;

(vi)

each of the Global Agency Agreement, the Fiscal Agency Agreement and the ICSD Agreement has been duly authorized, executed and delivered by the Corporation and, assuming due authorization, execution and delivery thereof by the other parties thereto, the Global Agency Agreement, the Fiscal Agency Agreement and the ICSD

Agreement	each constitutes a valid and legally binding obligation of the Corporation;

(vii)	after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in Article III, Section 6(i) of its Articles of Agreement; and

(viii)	under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the Securities Act;

provided, however, that (x) with respect to paragraphs 6(c)(iii), 6(c)(iv), 6(c)(v) and 6(c)(vi) of this Clause 6(c), such counsel shall not be required to opine on the laws of any particular country or of any political subdivision therein and (y) such counsel may state that the opinion expressed in paragraph 6(c)(iv) is subject to the Authorized Borrowing Limit in effect on the date of such opinion.

9

(d)

The Arranger shall have received on the most recent Document Date a legal opinion from each of Sullivan & Cromwell LLP (with respect to any Notes and agreements governed by New York law) and Allen & Overy LLP (with respect to any Notes and agreements governed by English law), counsel to the Dealers, dated such Document Date, addressed to the Arranger, with respect to the issue and sale of the Notes and other related matters as the Arranger may reasonably require, and the Corporation shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters. In giving such opinion, such counsel to the Dealers may rely with respect to the due establishment and existence of the Corporation upon the opinion of internal counsel of the Corporation.

(e)

The Arranger shall have received on the most recent Document Date (i) a letter, dated such Document Date, of the General Counsel, or Deputy General Counsel, of the Corporation, and (ii) a letter, dated such Document Date, of Sullivan & Cromwell LLP, each addressed to the Arranger and each to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of its date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such letters will not relate to the financial statements or other financial data contained in the Prospectus. In giving such letter, Sullivan & Cromwell LLP may rely with respect to the due establishment and existence of the Corporation upon the opinion of internal counsel of the Corporation.

(f)

The Arranger shall have received on the most recent Document Date a letter, dated such Document Date and addressed to the Arranger, of Deloitte & Touche LLP or such other accounting firm appointed as independent accountants for the Corporation, substantially in the form of Exhibit 7 hereto or otherwise in form and substance satisfactory to the Arranger.

(g)

All proceedings taken at or prior to any Document Date in connection with the authorization of the Notes shall be satisfactory in form and substance to the Arranger and, as to matters of New York law, to Sullivan & Cromwell LLP and, as to matters of English law, to Allen & Overy LLP, counsel to the Dealers, and the Arranger and such counsel shall have received all such counterpart originals or certified or other copies of such documents, certificates and opinions as the Arranger or such counsel may reasonably require in order to evidence the accuracy and completeness of any representations and warranties, the performance of any agreements and covenants or the compliance with any of the conditions herein contained.

(h)

The Global Agent and the Corporation shall have entered into the Global Agency Agreement and such Agreement shall be continuing in full force and effect, and a copy of such Agreement shall have been furnished to the Arranger.

(i)

The Fiscal Agent and the Corporation shall have entered into the Fiscal Agency Agreement and such Agreement shall be continuing in full force and effect, and a copy of such Agreement shall have been furnished to the Arranger.

(j)

Prior to such solicitation or purchase of Notes, there shall not have occurred (x) any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer or the Corporation materially adversely affects the ability of the relevant Dealer to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market or

10

(y) any downgrading in the rating accorded to any of the Corporation’s outstanding unsecured debt securities (specifically excluding any rated loan participations and/or asset-backed securities) by either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

(k)

With respect to any particular issue of Notes, the relevant Dealers shall have received on or prior to the relevant Settlement Date such legal opinions, certificates of officers of the Corporation or letters of the Corporation’s independent accountants as may be specified in the applicable Terms Agreement or Appointment Agreement.

(l)

The Corporation shall have delivered to the Arranger a signed effectuation authorization substantially in the form set out in Exhibit 9 hereto to the common safekeeper (the Common Safekeeper) appointed by Euroclear and/or Clearstream, Luxembourg in respect of any Notes which are intended to be eligible collateral for Eurosystem monetary policy and intra-day credit operations.

(m)	The Global Agent shall have confirmed that it has elected the Common Safekeeper in accordance with Clause 5.11 of the Global Agency Agreement.

(n)

The Arranger shall have received a copy of the confirmation from the relevant competent authority that the Prospectus has been approved and confirmation that Notes to be issued under the Program will be admitted to trading on the relevant Stock Exchange.

7.	INDEMNIFICATION AND CONTRIBUTION

7.1

The Corporation agrees to indemnify and hold harmless each Dealer, its directors, its officers and each person, if any, who controls such Dealer within the meaning of either Section 15 of the Securities Act or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) (collectively “Losses”) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, any amendment or supplement thereto, any Final Terms, any series prospectus or any preliminary prospectus, series prospectus or other selling or advertising material approved by the Corporation for use by a Dealer in connection with the offer and sale of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Losses are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished to the Corporation in writing by such Dealer expressly for use therein (including, without limitation, for use in any Final Terms or series prospectus relating to a particular issue of Notes purchased or to be purchased by such Dealer as principal or sold or offered by such Dealer on an agency basis).

7.2

Each Dealer agrees to indemnify and hold harmless the Corporation, its directors, its officers and each person, if any, who controls the Corporation within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Corporation to such Dealer, but only with reference to information relating to such Dealer furnished to the Corporation in writing by such Dealer expressly for use in the Prospectus or any amendment or supplement thereto (including, without limitation, for use in any Final Terms or series prospectus relating to a particular issue of Notes purchased or to be purchased by such Dealer as principal or sold or offered by such Dealer on an agency basis).

7.3

Without prejudice to any other rights or remedies available to the Corporation, each Dealer covenants with the Corporation that it will indemnify and hold harmless the Corporation and each other Dealer, their respective directors, officers, and each person, if any, who controls the Corporation and each other Dealer (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any and all Losses which any of them may incur or which

11

may be made against any of them arising out of or resulting from any breach by such Dealer of any of its obligations or agreements contained in Clause 4.5 hereof; provided that no Dealer shall be liable for any Losses, arising out of or resulting from the sale of Notes to any person believed in good faith by such Dealer, on reasonable grounds after making all reasonable investigations, to be a person to whom Notes could lawfully be sold in compliance with the provisions of Clause 4.5 hereof. Such indemnity shall extend to include all costs, charges and expenses which the Corporation may reasonably pay or incur in disputing or defending any claim or other proceedings in respect of which indemnity may be sought from the relevant Dealer as provided in this Clause 7.3.

7.4

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which an indemnity may be sought pursuant to either of Clause 7.2 or Clause 7.3 hereof, such person (hereinafter called the indemnified party) shall promptly notify the person against whom such indemnity may be sought (hereinafter called the indemnifying party) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.

In any proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (a) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (b) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the indemnified parties (or a representative thereof) in the case of parties indemnified pursuant to Clause 7.2 hereof and by the Corporation in the case of parties indemnified pursuant to Clause 7.3 hereof.

The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the paragraph above, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (a) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (b) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

7.5

In the event that the indemnity provided in Clauses 7.1 or 7.2 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Corporation and each Dealer participating in the offering of Notes giving rise to any Losses (each a “Relevant Dealer”) agree to contribute to the Losses to which the Corporation and one or more of the Relevant Dealers may be subject in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and by the Relevant Dealers on the other from the offering of the Notes; provided, however,

12

that in no case shall any Relevant Dealer be responsible for any amount in excess of the purchase discount or commission applicable to the Notes purchased by such Relevant Dealer hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Corporation and the Relevant Dealers shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Corporation on the one hand and the Relevant Dealers on the other in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. Benefits received by the Corporation shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Relevant Dealers shall be deemed to be equal to the total purchase discounts and commissions received by the Relevant Dealers. Relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Corporation on the one hand or the Relevant Dealers on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Relevant Dealers’ obligations in this Clause 7.5 to contribute are several in proportion to their respective underwriting obligations and not joint.

The Corporation and the Relevant Dealers agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Clause 7.5, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Clause 7.5, each director and officer of a Relevant Dealer and each person who controls a Relevant Dealer within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Relevant Dealer, and each director and officer of the Corporation and each person who controls the Corporation within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Corporation, subject in each case to the applicable terms and conditions of this Clause 7.5.

7.6	The remedies provided for in this clause 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

8.	STATUS OF THE ARRANGER AND DEALERS

8.1

Each of the Dealers agrees that the Arranger has only acted in an administrative capacity to facilitate the establishment and/or maintenance of the Program and has no responsibility to it for (a) the adequacy, accuracy, completeness or reasonableness of any representation, warranty, undertaking, agreement, statement or information in the Prospectus, any Final Terms, any series prospectus, these Standard Provisions or any information provided in connection with the Program or (b) the nature and suitability to it of legal, tax and accounting matters and all documentation in connection with the Program or any Notes issued thereunder.

8.2

Each of the Dealers agrees that a determination will be made in relation to each issue about whether, for the purpose of the Product Governance rules under EU Delegated Directive 2017/593 (the MiFID Product Governance Rules) and/or the FCA Handbook Product Intervention and Product Governance Sourcebook (the UK MiFIR Product Governance Rules), as applicable, any Dealer subscribing for any Notes is a manufacturer in respect of such Notes, but that, otherwise, neither the Dealers nor any of their respective affiliates will be a manufacturer for the purpose of the MiFID Product Governance Rules and/or the UK MiFIR Product Governance Rules, respectively.

13

9.	SURVIVAL OF REPRESENTATIONS AND INDEMNITIES

The respective indemnity and contribution agreements, representations, warranties and other statements of the Corporation, its officers and the Dealer or Dealers set forth in or made pursuant to any Terms Agreement or any Appointment Agreement will remain in full force and effect, regardless of any termination of such Terms Agreement or Appointment Agreement, any investigation made by or on behalf of such Dealer or Dealers or the Corporation or any of their respective officers, directors or controlling persons and delivery of and payment for the Notes.

10.	NOTICES

All communications shall be by e-mail, in writing delivered by hand or by telephone (to be promptly confirmed by e-mail). Each communication will be made to the relevant person at the e-mail address, address or telephone number, in the case of communication by e-mail or in writing, marked for the attention of, and in the case of a communication by telephone made to, the person from time to time designated by that party to the others for the purpose. The initial telephone number, e-mail address, address and person so designated by the Corporation are set out below:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

Attention:	Treasury Department
E-mail:	funding@ifc.org

The telephone number, e-mail address, address and person so designated by any Dealer shall be set out in the applicable Terms Agreement or Appointment Agreement.

A communication will be deemed received, if by e-mail when sent, subject to no delivery failure notification being received by the sender within 24 hours of the time of sending, if by telephone when made and if in writing when delivered, in each case in the manner required by this Clause 10; provided, however, that any communication which is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place.

11.	CALCULATION AGENT

If Notes are issued which require a calculation agent, the Corporation will request the Global Agent to act as such calculation agent or the Corporation may itself act as calculation agent or appoint another calculation agent or the Corporation may appoint such Dealer or a person nominated by any Dealer(s) (and not the Global Agent or the Fiscal Agent) to be the calculation agent in respect of such issue of Notes. If a Dealer or one of its affiliates is to be the calculation agent, the appointment of such Dealer and/or affiliate shall be (unless otherwise agreed by the Corporation and such Dealer) on the terms of the calculation agency agreement set forth in Exhibit 8 hereto. If the person nominated as calculation agent is not the Corporation or a Dealer, such person shall execute (if it has not already done so) an agreement substantially in the form of the calculation agency agreement set forth in Exhibit 8 hereto, or as otherwise agreed between the Corporation and such calculation agent, and the appointment of that person shall be on the terms of that agreement.

12.	CONTRACTUAL RECOGNITION OF UK BAIL-IN

Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement, Appointment Agreement or other agreements, arrangements, or understanding between the Corporation and any Dealer to the extent that it is subject to the UK Bail-in Legislation, the Corporation acknowledges and accepts that a UK Bail-in Liability arising under these Standard Provisions or any Terms Agreement or Appointment Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority and acknowledges, accepts, consents, and agrees to be bound by:

14

(a)

the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any relevant Dealer, to the Corporation under these Standard Provisions or any Terms Agreement or Appointment Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)	the reduction of all, or a portion, of any UK Bail-in Liability or outstanding amounts due thereon;

(ii)

the conversion of all, or a portion, of any UK Bail-in Liability into shares, other securities or other obligations of any relevant Dealer or another person, as relevant (and the issue to or conferral on the Corporation of such shares, securities or obligations);

(iii)	the cancellation of any UK Bail-in Liability;

(iv)	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b)

the variation of the terms of these Standard Provisions or any Terms Agreement or Appointment Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

As used in this Clause 12:

UK Bail-in Legislation means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

UK Bail-in Liability means a liability in respect of which the UK Bail-in Powers may be exercised; and UK Bail-in Powers means the powers under the UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

13.	CONTRACTUAL RECOGNITION OF BAIL-IN

Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement, Appointment Agreement or any other agreements, arrangements, or understanding between the Corporation and any Dealer to the extent that it is subject to the Bail-in Legislation, the Corporation acknowledges and accepts that a BRRD Liability arising under these Standard Provisions or any Terms Agreement or Appointment Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority and acknowledges, accepts, consents, and agrees to be bound by:

(a)

the effect of the exercise of Bail-in Powers by any Relevant Resolution Authority in relation to any BRRD Liability of any relevant Dealer to the Corporation under these Standard Provisions or any Terms Agreement or Appointment Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

15

(i)	the reduction of all, or a portion, of any BRRD Liability or outstanding amounts due thereon;

(ii)

the conversion of all, or a portion, of any BRRD Liability into shares, other securities or other obligations of any relevant Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

(iii)	the cancellation of any BRRD Liability;

(iv)	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(b)

the variation of the terms of these Standard Provisions or any Terms Agreement or Appointment Agreement, as deemed necessary by any Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by any Relevant Resolution Authority.

As used in this Clause 13:

Bail-in Legislation means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

Bail-in Powers means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

BRRD means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

BRRD Liability means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

EU Bail-in Legislation Schedule means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499; and

Relevant Resolution Authority means each resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant Dealer.

14.	CONTRACTUAL RECOGNITION OF US RESOLUTION STAY RULES

Notwithstanding any other term of these Standard Provisions or any Terms Agreement, Appointment Agreement or other agreements, arrangements, or understanding between the Corporation and any Dealer to the extent that it is subject to the U.S. Special Resolution Regime, the Corporation: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that any relevant Dealer is or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

(a)

in the event that any relevant Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from any relevant Dealer of the Terms Agreement or Appointment Agreement (as the case may be), and any interest and obligation in or under these Standard Provisions, Terms Agreement or Appointment Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if these Standard Provisions, Terms Agreement and Appointment Agreement and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

16

(b)

in the event that any relevant Dealer that is a Covered Entity or a Covered Affiliate of any relevant Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under these Standard Provisions, Terms Agreement or Appointment Agreement that may be exercised against the relevant Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if these Standard Provisions, Terms Agreement and Appointment Agreement were governed by the laws of the United States or a state of the United States.

As used in this Clause 14:

Covered Affiliate has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

Covered Entity means any of the following:

(a)	covered entity as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(b)	covered bank as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(c)	covered FSI as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

Default Right has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

U.S. Special Resolution Regime means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15.	SUCCESSORS AND ASSIGNS

These Standard Provisions, in conjunction with the applicable Terms Agreement or Appointment Agreement, shall be binding upon, and inure solely to the benefit of, each Dealer and the Corporation, and to the extent provided in Clause 7 and Clause 9 hereof, any person who controls such Dealer, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of these Standard Provisions. No purchaser of any of the Notes through a Dealer hereunder shall be deemed a successor or assign by reason of such purchase.

16.	AMENDMENT; TERMINATION

These Standard Provisions and the Exhibits hereto may be amended by the Corporation and these Standard Provisions may be terminated by the Corporation; provided, however, no amendment or termination shall be binding or effective on the parties to any Terms Agreement or Appointment Agreement in respect of Notes in respect of which the Time of Sale has passed but which have not, as of the date of such amendment or termination, been issued.

17

17.	GOVERNING LAW

These Standard Provisions shall be governed by, and construed in accordance with, the laws of the State of New York.

18.	GENERAL

Nothing in these Standard Provisions shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Corporation under Article VI of its Articles of Agreement or under any applicable law.

18

EXHIBIT 1 TO THE

STANDARD PROVISIONS

Form of One-Time Appointment Agreement

[Address]

[Date]

Re:	[Details of Notes to be issued (the Notes)]

Ladies and Gentlemen:

We hereby confirm that, in consideration for your agreeing to solicit offers to purchase the above issue of Notes under the Global Medium-Term Note Program (the Program) of International Finance Corporation (the Corporation), for the purposes of this issue only, we will treat you in all respects as a Dealer (subject as provided herein) under the Program and agree to pay to you as consideration for the sale of each Note the commission set forth on the Annex hereto. The terms of the Notes will be set forth in a [Final Terms (the Final Terms)/series prospectus (the Series Prospectus)]. A copy of the Program’s Standard Provisions, dated as of 11 October 2021 (as amended from time to time, the Standard Provisions), has been delivered to you and is incorporated herein by reference. You will enjoy all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received copies of the following documents [(other than those the receipt of which has been waived as agreed between you and us)]:

•	a copy of the Global Agency Agreement, duly executed by the parties thereto;

•	a copy of the Fiscal Agency Agreement, duly executed by the parties thereto;

•	a copy of the ICSD Agreement, duly executed by the parties thereto;

•	the Prospectus, in such numbers of copies as you have reasonably required; and

•	a copy of each of the most recently delivered documents referred to in Clause 6 of the Standard Provisions:

•	Officer’s Certificate of the Corporation (Clause 6(a)),

•	Secretary’s, Acting Secretary’s or General Counsel’s Certificate of the Corporation (Clause 6(b)),

•	Validity Opinion of the Corporation’s Internal Counsel (Clause 6(c)),

•	Validity Opinions of Counsel to the Dealers (Clause 6(d)),

•	Disclosure Letter of the Corporation’s Internal Counsel (Clause 6(e)(i)),

•	Accountants’ Letter (Clause 6(f)), and

•

a letter from each of the legal advisers and the accountants referred to in Clause 6 of the Standard Provisions addressed to you and giving you full benefit of the existing validity opinions and accountants’ letter as of the respective dates of such existing validity opinions and accountants’ letter.

19

You recognize that, in connection with this issue, you are acting as the Corporation’s agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination and which survive such termination as provided in the Standard Provisions.

The Corporation hereby represents and warrants to you that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

When used herein and in the Standard Provisions, the term Notes refers to the Notes as defined herein. All other capitalized terms used but not defined herein shall have the same meanings given to them in the Prospectus, the relevant [Final Terms/Series Prospectus] or the Standard Provisions, as applicable.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

This Appointment Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Please confirm your acceptance of the foregoing by signing this letter (and completing your notice details in the space provided below) and returning it to us.

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

Confirmed on behalf of [Dealer]

By:
Name:
Title:

20

For purposes hereof, our notice details are as follows:

[insert address]

Attention: [            ]

Telephone: [        ]

E-mail: [            ]

cc:	[Global Agent]

[Fiscal Agent]

[Dealers’ counsel]

[Corporation’s accountants]

21

[•]

[insert details of Dealer commission]

22

EXHIBIT 2 TO THE

STANDARD PROVISIONS

Form of Terms Agreement

TERMS AGREEMENT NO. [         ] UNDER

THE STANDARD PROVISIONS

[            ], [     ]

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1.

The undersigned agree[s] to purchase from you (the Corporation) the Corporation’s [            ] (the Notes) described in the [Final Terms/series prospectus], dated as of the date hereof in the form of 0 hereto [(the Final Terms)/(the Series Prospectus)] at [        ] [am/pm] [            ] time on [            ] (the Settlement Date) at an aggregate purchase price of [            ] (which is [        ]% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of 11 October 2021 (as amended from time to time, the Standard Provisions), incorporated herein by reference. In so purchasing the Notes, [the] [each of the] undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2.

When used herein and in the Standard Provisions as so incorporated, the term Notes refers to the Notes as defined herein[, the term Time of Sale refers to [INSERT TIME AND DATE]] and the term Dealer(s) refers to the undersigned. All other terms defined in the Prospectus, the [Final Terms/Series Prospectus] relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3.

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. [The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.] OR [The Corporation has earmarked the proceeds of the Notes for lending to, or financing activities with, a specific entity which is not subject to UN Sanctions or National Sanctions as of the date hereof.]

[Each of the undersigned [Managers] [Dealers] agrees and confirms that it is not entitled to the benefit of the representation and warranty contained in this Clause 3, to the extent that those provisions would result in a violation of Council Regulation (EC) 2271/1996 including as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018) and/or any associated and applicable national law, instrument or regulation related thereto.] [THIS SHOULD BE RETAINED WHERE THE SECOND OPTION ABOVE IS USED]

4.

The obligation of [the] [each of the] undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of [each of] the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a)[, and the certificate of the Corporation referred to in Clause 6(b),] of the Standard Provisions, dated as of the Settlement Date.

23

[ADDITIONAL TERMS FOR SYNDICATED OFFERINGS OR AS OTHERWISE APPLICABLE — The Corporation may at its discretion use the following paragraphs (in whole or part) for syndicated offerings or as otherwise applicable:

5.

[The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of [(i)] the accountants’ letter (or a reliance letter addressed to the undersigned relating thereto) referred to in Clause 6(f) of the Standard Provisions [, and (ii) the validity opinion of the Corporation’s internal counsel (or a reliance letter relating thereto) referred to in Clause 6(c) of the Standard Provisions; provided that the delivery of such validity opinion (or a reliance letter relating thereto) by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion (or a reliance letter relating thereto) to the undersigned on the Settlement Date]. [IN CONNECTION WITH OFFERINGS INTO THE UNITED STATES, CONSIDER DELIVERY OF DISCLOSURE LETTERS OF CORPORATION’S INTERNAL COUNSEL AND/OR SULLIVAN & CROMWELL LLP REFERRED TO IN CLAUSE 6(E)] [IN CONNECTION WITH OFFERINGS FOR WHICH THE GOVERNING LAW IS NOT NEW YORK LAW OR ENGLISH LAW, CONSIDER DELIVERY OF A VALIDITY OPINION BY COUNSEL THAT IS AUTHORIZED TO OPINE ON MATTERS UNDER SUCH LAW]

6.

The Corporation agrees that it will issue the Notes and the [Managers] [Dealers] named below [OPTION #1: severally and not jointly] [OPTION #2: jointly and severally] agree to purchase the Notes at the purchase price specified above (being equal to the issue price of [    ]% less a management and underwriting fee of [    ]% of the nominal amount and a selling concession of [    ]% of the nominal amount, if applicable).

[IF OPTION #1, INSERT:

The respective nominal amounts of the Notes that [the] [each of the] undersigned commits to underwrite are set forth opposite their names below in Schedule 1 hereto.]

7.

The purchase price specified above will be paid by the Lead Manager named below on behalf of the [Managers] [Dealers] by [wire transfer in same-day funds] [other] to the Corporation for value on the Settlement Date. [IF FED BOOKENTRY NOTES, SUBSTITUTE THE FOLLOWING: Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. [•]; and payment of the purchase price specified above shall be delivered in immediately available funds to the corporation’s account at the Federal Reserve Bank of New York: ABA No. 021-082-162.]

8.

The Corporation hereby appoints [the] [each of the] undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. [The] [Each of the] undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9.

In consideration of the Corporation appointing [the] [each of the] undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, [the] [each of the] undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

24

10.

[The] [Each of the] undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of [the] [each of the] undersigned which have arisen prior to such termination.

11.	For purposes hereof, the notice details of [the] [each of the] undersigned are set out in Schedule 2 hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

[IF OPTION #1, INSERT

12.

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, [Managers] [Dealers] who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting [Managers] [Dealers] were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting [Managers] [Dealers] shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting [Managers] [Dealers]. Nothing herein will relieve a defaulting [Manager] [Dealer] from liability for its default.]

13.

[The Corporation confirms the appointment of [INSERT NAME OF RELEVANT DEALER/MANAGER] as the central point responsible for adequate public disclosure of information, and handling any request from a competent authority, in accordance with Article 6(5) of Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilization measures measures[, including][as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018176].]

14.

[Solely for the purposes of the requirements of Article 9(8) of the Product Governance Rules under EU Delegated Directive 2017/593 (the MiFID Product Governance Rules) regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules:

(a)

[the [Managers] [Dealers]/[identify Manager(s) who is/are deemed to be MiFID manufacturer(s)] ([each a][the] Manufacturer [and together the Manufacturers]) [acknowledges to each other Manufacturer that it] understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the [Final Terms/ announcements] in connection with the Notes; and

(b)

the [Managers] [Dealers] and the Corporation note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer[s] and the related information set out in the [Final Terms/ announcements] in connection with the Notes.]

15.

[Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the UK MiFIR Product Governance Rules) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

25

(a)

[the [Managers] [Dealers]/[identify Manager(s) who is/are deemed to be MiFID manufacturer(s)] ([each a][the] UK Manufacturer [and together the UK Manufacturers]) [acknowledges to each other UK Manufacturer that it] understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the [Final Terms/announcements] in connection with the Notes; and

(b)

the [Managers] [Dealers] and the Corporation note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer[s] and the related information set out in the [Final Terms/ announcements] in connection with the Notes.][1]

16.	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

17.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[INSERT LEAD MANAGER]

By:
Name:
Title:

[AND]

[INSERT MANAGERS/DEALERS]
(together with [insert name of Lead Manager], the [Managers][Dealers])

Each by its duly authorized attorney

By:
Name:
Title:

[1]

Depending on the location of the manufacturers, there may be situations where either the MiFID II product governance language or the UK MiFIR product governance language is included or where both are included.

26

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

27

SCHEDULE 1

[•]

[Dealer] [Manager] Total	Nominal Amount of Notes

28

SCHEDULE 2

[•]

Notice Details of each [Manager] [Dealer]:

[                                 ]

[                                 ]

[                                 ]

[                                 ]

Attention: [                ]

Telephone: [                    ]

E-mail: [                            ]

[                                 ]

[                                 ]

[                                 ]

[                                 ]

Attention: [                ]

Telephone: [                        ]

E-mail: [                                ]

29

EXHIBIT 3 TO THE

STANDARD PROVISIONS

SPECIFIED INFORMATION TO BE INCLUDED IN ANY TERMS SHEET AND

CONSTITUTING PART OF THE TIME OF SALE INFORMATION

The following information is the only information to be included in any terms sheet prepared by a Dealer in relation to a particular issue of Notes as to which the Corporation will accept its inclusion as part of the Time of Sale Information.

Issue Date

Issue Price

Interest Rate and/or Margin

Interest Payment Date(s)

Maturity Date

Fees and Commissions

Other information specifically agreed in writing by the Corporation to be included.

30

EXHIBIT 4 TO THE

STANDARD PROVISIONS

FORM OF FINAL TERMS

[MiFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of [each/the] manufacturer[’s/s’] product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is [eligible counterparties, professional clients and retail clients], each as defined in MiFID II; and (ii) [all channels for distribution of the Notes are appropriate]. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means [each of] the [Manager[s]/Dealer[s]] and the expression “MiFID II” means Directive 2014/65/EU, as amended.]

[UK MiFIR product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of [each/the] manufacturer[’s/s’] product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is [retail clients and eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients as defined in UK MiFIR]; and (ii) [all channels for distribution of the Notes are appropriate]. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer[’s/s’] target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer[’s/s’] target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means [each of] the [Manager[s]/Dealer[s]] and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.]

[Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”) - To insert notice if classification of the Notes is not “prescribed capital markets products”, pursuant to Section 309B of the SFA or Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).]2

[2]

Relevant Dealer(s)/Manager(s) to consider whether it / they have received the necessary product classification from the Corporation prior to the launch of the offer, pursuant to Section 309B of the SFA.

31

Final Terms dated [•]

International Finance Corporation

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated 11 October, 2021 [and the supplemental Prospectus dated [    ]]. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus [as so supplemented]. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus [as so supplemented]. The Prospectus [and the supplemental Prospectus] [is] [are] available for viewing at [address] [and] [website] and copies may be obtained from [address].*

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

[Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]

1. Issuer:	International Finance Corporation

2. (i) Series Number:	[ ]

(i) Tranche Number:	[ ]

(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).

3. Specified Currency or Currencies:	[ ]

4. Aggregate Nominal Amount:	[ ]

(i) Series:	[ ]

(ii) Tranche:	[ ]

5. Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (if applicable)]

6. (i) Specified Denominations:	[ ] (If these Final Terms specify “Temporary Global Notes exchangeable for individual Definitive Bearer Notes on Exchange Date”, Notes may only be issued in Specified Denomination(s))

(i) Calculation Amount:	[ ]

7. [(i)] Issue Date:	[ ]

[(ii)] Interest Commencement Date:	[ ]

8. Maturity Date:	[Specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year]

9. Interest Basis:	[[•] % Fixed Rate]

*	To adapt language in case of a tap issuance to refer to the terms and conditions included in the relevant prospectus.

32

[[specify reference rate] +/– [•] % Floating Rate]
[Zero Coupon]
[Index-Linked Interest]
[Dual Currency Interest]
[Other (specify)]
(further particulars specified below)
10. Redemption/Payment Basis:	[Redemption at par]
[Index-Linked Redemption]
[Dual Currency Redemption]
[Partly Paid]
[Instalment]
[Other (specify)]
11. Change of Interest or Redemption/Payment Basis:	[Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis]

12. Put/Call Options:	[Corporation Call]

[Automatic Call]

[Investor Put]

[(further particulars specified below)]

13. Status of the Notes:	Senior

14. Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]

(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [specify Business Day Convention and any applicable Business Centre(s) for the definition of “Business Day”]/not adjusted]

(iii) Fixed Coupon Amount(s):	[ ] per Calculation Amount

(iv) Broken Amount(s):	[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]]

(v) Day Count Fraction:	[30/360/Actual/Actual (ICMA)/other]

(vi) Determination Dates:	[ ] in each year (insert regular Interest Payment Dates, ignoring Issue Date or Maturity Date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual (ICMA))

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/give details]

16. Floating Rate Note Provisions:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Interest Period(s):	[ ]

(ii) Specified Interest Payment Dates:	[ ]

(iii) First Interest Payment Date:	[ ]

(iv) Interest Period Date:	[ ]

33

(Not applicable unless different from Interest Payment Date)

(v) Business Day Convention:	[Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (give details)]

(vi) Business Centre(s):	[ ]

(vii) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (give details)]

(viii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount(s):	[ ] [Global Agent]

(ix) Screen Rate Determination:

• Reference Rate:	[ ]

• Interest Determination Date(s):	[ ]

• Relevant Screen Page:	[ ]

• Relevant Financial Centre:	[ ]

• Relevant Time:	[ ]

• Reference Banks:	[ ]

(x) ISDA Determination:

• ISDA Definitions:	[2006 ISDA Definitions]/[2021 ISDA Definitions]

(The 2021 ISDA Definitions should not be selected before their effective date of 4 October 2021)

• Floating Rate Option:	[ ]

• Designated Maturity:	[ ]

• Reset Date:	[ ]

(xi) Linear Interpolation:	[Not Applicable/Applicable – the Rate of interest for the [long/short] [first/last] Interest Period shall be calculated using Linear Interpolation (specify for each short or long interest period)]

(xii) Margin(s):	[+/-][ ] per cent. per annum

(xiii) Minimum Rate of Interest:	[ ] per cent. per annum

(xiv) Maximum Rate of Interest:	[ ] per cent. per annum

(xv) Day Count Fraction:	[ ]

(xvi) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

[ ] (Please consider inclusion of benchmark replacement provisions)

17. Zero Coupon Note Provisions:	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Amortization Yield:	[ ] per cent. per annum

(ii) Any other formula/basis of determining amount payable:	[ ]

34

18. Index-Linked Note/other variable-linked interest Note Provisions:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Index/Formula/other variable:	[give or annex details]

(ii) Calculation Agent responsible for calculating the interest due:	[ ]

(iii) [Determination Agent responsible for calculating the exchange rate:]	[[ ]/Not Applicable]

(iv) Provisions for determining Coupon where calculated by reference to Index and/or Formula and/or other variable:	[ ]

(v) Interest Determination Date(s):	[ ]

(vi) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]

(vii) Interest Period(s):	[ ]

(viii) Specified Interest Payment Dates:	[ ]

(ix) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (give details)]

(x) Business Centre(s):	[ ]

(xi) Minimum Rate of Interest:	[ ] per cent. per annum

(xii) Maximum Rate of Interest:	[ ] per cent. per annum

(xiii) Day Count Fraction:	[ ]

19. Dual Currency Interest Note Provisions:	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Rate of Exchange/method of calculating Rate of Exchange:	[give details]

(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]

(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]

(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s):	[ ]

35

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

(iii) If redeemable in part:

(a) Minimum Redemption Amount:	[ ]

(b) Maximum Redemption Amount:	[ ]

(iv) Notice period:	[ ]

21. Automatic Early Redemption:	[Applicable/Not Applicable] (If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s):	[ ]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

(iii) Notice period:	[ ]

(iv) Automatic redemption events:	[give details]

22. Put Option:	[Applicable/Not Applicable]

(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s):	[ ]

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount

(iii) Notice period	[ ]

23. Final Redemption Amount of each Note:	[[ ] per Calculation Amount/Not Applicable]

Capital at Risk Notes:	[Yes/No]

In cases where the Final Redemption Amount is index-linked or other variable-linked:

(i) Index/Formula/variable:	[give or annex details]

(ii) Calculation Agent responsible for calculating the Final Redemption Amount:	[ ]

(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable:	[ ]

(iv) Determination Date(s):	[ ]

(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	[ ]

(vi) Payment Date:	[ ]

(vii) Minimum Final Redemption Amount:	[ ] per Calculation Amount

36

(viii) Maximum Final Redemption Amount:	[ ] per Calculation Amount

24. Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Bearer Notes:

[Temporary Global Note exchangeable for a Permanent Global Note on the Exchange Date]

[Temporary Global Note exchangeable for individual Definitive Bearer Notes on Exchange Date]

Exchange Date in respect of Temporary Global Note: [ ]

Registered Notes:

[Global Certificate available on Issue Date]

[Certificates relating to Registered Notes in definitive form available on Issue Date]

Fed Bookentry Notes:

[Fed Bookentry Notes available on Issue Date]

26. New Global Note (NGN):	[Yes/No]

27. Global Certificate held under the new safe-keeping structure (NSS):	[Yes/No]

28. Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/give details. Note that this paragraph relates to the date and place of payment, and not interest period end dates, to which sub-paragraphs, 15(ii), 16(vi) and 18(x) relate.]

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. If yes, give details.]

30.  Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:

[Not Applicable/give details]

31. Details relating to instalment Notes: Instalment Amounts, Instalment Dates:	[Not Applicable/give details]

32. Redenomination, renominalization and reconventioning provisions:	[Not Applicable/The following provisions apply:[ ]]

33. Consolidation provisions:	[Not Applicable/The following provisions apply:[ ]]

34. Additional terms:	[Applicable [give details]/Not Applicable]

35. Governing law:	[New York/English/other]

36. [Record Date:]	[ ]

37

(Record Date to be adjusted in the case of non-USD issuance clearing through DTC. If not applicable, delete this paragraph and renumber the remaining paragraphs.)

DISTRIBUTION

37. (i) If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/give names, addresses and underwriting commitments]

(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis, and names and addresses of the entities agreeing to place the issue without a firm commitment or on a “best efforts” basis, if such entities are not the same as the Managers.)

(i) Date of Terms Agreement:	[ ]

(ii) Stabilization Manager(s) (if any):	[Not Applicable/give name]

38. If non-syndicated, name and address of Dealer:	[Not Applicable/give name and address]

39. Total commission and concession:	[ ] per cent. of the Aggregate Nominal Amount

40. Additional selling restrictions:	[Not Applicable/give details]

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms. [Third party information has been extracted from [source]. The Corporation confirms that such information has been accurately reproduced and that, so far as it is aware it is able to ascertain from information published by [source], no facts have been omitted which would render the reproduced information inaccurate or misleading.]

Signed on behalf of the Corporation:

By:
Duly authorized

38

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	[Luxembourg/Singapore/other (specify)/None]

(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.]

(Where documenting a fungible issue, need to indicate that original securities are already admitted to trading.)

2. RATINGS

Ratings:	The Notes to be issued have been rated:

[S & P: [ ]]
[Moody’s: [ ]]
[[Other]: [ ]]

(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Program generally or, where the issue has been specifically rated, that rating.)

3. USE OF PROCEEDS

[As specified in the Prospectus.] [ ]

4. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.]

5. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	[Yes] [No]

[Note that the designation “Yes” simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper[, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper] [include this text for Registered Notes which are to be held under the NSS] and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem, either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.][Include this text if “Yes” selected in which case the Notes must be issued in NGN form or held under the NSS]

[No. Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper[, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper][include this text for Registered Notes]. Note that this does not necessarily mean that the Notes will then be recognised as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.]

39

ISIN Code:	[ ]

Common Code:	[ ]

CUSIP:	[ ]

CINS:	[ ]

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	[Not Applicable/give name(s) and number(s)[ and address(es)]] [Bookentry system of the Federal Reserve Banks]

[The Central Depository (Pte) Limited]

Delivery:	Delivery [against/free of] payment

Names and addresses of additional Paying Agent(s) (if any):	[ ]

Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	[ ]

6. GENERAL

Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable]

40

EXHIBIT 5 TO THE

STANDARD PROVISIONS

FORM OF SUPPLEMENT TO PROSPECTUS

SUPPLEMENT DATED [•]

TO THE PROSPECTUS DATED [•]

INTERNATIONAL FINANCE CORPORATION

Global Medium-Term Note Program

for issues of Notes with maturities of

three months or longer

from the date of the original issue

This Supplement (the Supplement) constitutes a supplement to the Prospectus dated [•] (the Prospectus), prepared in connection with the Global Medium-Term Note Program established by International Finance Corporation (the Corporation). On [•], the Luxembourg Stock Exchange (the LSE) approved the Prospectus for the purpose of the Luxembourg act dated 16 July 2019 on prospectuses for securities (the Luxembourg Law). Terms defined in the Prospectus have the same meanings when used in this Supplement.

This Supplement constitutes a supplement to, and should be read in conjunction with, the Prospectus [and the [list previous Supplement[s] to the Prospectus] [each] of which Supplements was approved by the LSE in accordance with the Luxembourg Law.

The Corporation accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Corporation (having taken all reasonable care to ensure that such is the case), the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

[On [•], the Corporation filed with the U.S. Securities and Exchange Commission (the Commission) [describe filings].

Copies of the [describe filings] have been filed with the LSE and are incorporated by reference in, and form part of, this Supplement (save that any documents that are incorporated by reference in [describe filings] shall not constitute part of this Supplement).

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference in this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

The information incorporated by reference is available as follows:

Information Incorporated by Reference	Page

[complete with cross references to filing]

41

Any information included in any document incorporated by reference above that is not listed in the “Information Incorporated by Reference” cross reference list above is given for information purposes only.

Investors who have not previously reviewed the information contained in [describe filings] should do so in connection with their evaluation of any securities issued by the Corporation.

This Supplement and the documents incorporated by reference in it will be published on the Luxembourg Stock Exchange’s website at www.bourse.lu. In addition, any person receiving a copy of this Supplement may obtain without charge, upon written or oral request, a copy of any document incorporated by reference in the Prospectus, this Supplement, [any other Supplements] except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference). Copies of such documents will be available free of charge at [the offices of the Corporation, 2121 Pennsylvania Avenue, N.W., Washington, DC 20433,] the website of the Luxembourg Stock Exchange (www.bourse.lu) and the website of the Corporation (www.ifc.org).

Arranger for the Program

Morgan Stanley

42

EXHIBIT 6 TO THE

STANDARD PROVISIONS

Selling Restrictions

1.	General

No action has been or will be taken by the Corporation or by or on behalf of any Dealer in any jurisdiction to allow the Corporation or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will to the best of its knowledge comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Prospectus or any amendment or supplement thereto (including any Final Terms or series prospectus) or any other offering material, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Prospectus, the applicable Final Terms or series prospectus or such other information relating to the Corporation and/or the Notes which the Corporation has authorized to be used.

Selling restrictions may be modified or supplemented by the agreement of the Corporation and the relevant Dealer or Dealers as may be required to comply with any relevant law, regulation or directive. Any such modification or supplement will be set out in the Final Terms or series prospectus issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

2.	United States of America

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the Securities Act). However, Notes in bearer form with a maturity of more than one year are subject to U.S. tax law requirements. Accordingly, with respect to such Notes in bearer form, each Dealer represents, warrants and agrees, and each further Dealer appointed under the Program will be required to represent, warrant and agree, that:

(a)	except to the extent permitted under U.S. Treas. Reg. § 1.163-5.3(2)(i)(D) (the D Rules),

(i)

it has not offered or sold, and during the restricted period will not offer or sell, Notes in bearer form to a person who is within the United States or its possessions or to a United States person; and

(ii)	it has not delivered and will not deliver within the United States or its possessions definitive Notes in bearer form that are sold during the restricted period;

(b)

it has, and throughout the restricted period will have, in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Notes in bearer form are aware that such Notes may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(c)

if it is a United States person, it is acquiring the Notes in bearer form for purposes of resale in connection with their original issuance and if it retains Notes in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. § 1.163-5.3(2)(i)(D)(6);

43

(d)

it has not entered and will not enter into any written contractual arrangement with respect to the offer or sale of the Notes, except with its affiliates or with the prior written consent of the Corporation;

(e)

with respect to Notes in bearer form issued as part of a targeted offering, (i) it will offer and sell the Notes in bearer form in accordance with practices and documentation customary in the designated foreign country, (ii) it will use reasonable efforts to sell the Notes in bearer form only within the designated foreign country, (iii) it has not made and will not make, and will not consent to the making of, any application for the listing of the Notes in bearer form on any exchange located outside the designated foreign country and (iv) the issuance of the Notes in bearer form is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in the designated foreign country;

(f)

with respect to Notes in bearer form issued as part of a targeted offering, more than 80% of the Notes in bearer form allotted to it will be offered and sold to persons who are not distributors by distributors who maintain an office located in the designated foreign country; and

(g)

with respect to each affiliate that acquires from it Notes in bearer form for the purpose of offering or selling such Notes during the restricted period, it either (i) repeats and confirms the representations contained in Clauses (a), (b), (c), (d), (e) and (f) on behalf of such affiliate or (ii) agrees that it will obtain from such affiliate for the benefit of the Corporation the representations contained in Clauses (a), (b), (c), (d), (e) and (f).

Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules. For purposes of this paragraph, a targeted offering shall mean an offering so designated by the Corporation and the designated foreign country shall be the foreign country designated by the Corporation in connection with any such targeted offering.

If, and to the extent provided in the applicable Final Terms or series prospectus, in connection with the offer or sale by a Dealer from its primary allotment of Notes represented by an interest in a Temporary Global Note to a person within the United States or its possessions, as defined for purposes of U.S. Treas. Reg. §1.163-5.3(2)(i)(D), or to a U.S. person, as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended, after the relevant Issue Date, promptly after such offer or sale, such Dealer shall notify the Global Agent of such sale and shall request that the Global Agent (a) exchange such interest in such Temporary Global Note for an interest in a DTC Global Note or an individual Definitive Registered Note and (b) arrange for delivery of such DTC Global Note or individual Definitive Registered Note, as the case may be, as soon as practicable thereafter in accordance with the Global Agency Agreement and the Terms and Conditions of the Notes.

3.	Other United States Restrictions

Certain issues of Notes in respect of which any payment is determined by reference to an index or formula, or to changes in prices of securities or commodities, or certain other Notes, shall be subject to such additional United States selling restrictions as the Corporation may reasonably require as a term of issuance and purchase of such Notes, as indicated in the applicable Final Terms. Each Dealer severally agrees that it shall offer, sell and deliver such Notes only in compliance with such additional United States selling restrictions.

44

4.	United Kingdom

Each Dealer represents, warrants and agrees, and each further Dealer appointed under the Program will be required to represent, warrant and agree that it has complied and will comply with all applicable provisions of the U.K. Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

5.	Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the Financial Instruments and Exchange Law) and the each Dealer represents, warrants and agrees, and each further Dealer appointed under the Program will be required to represent, warrant and agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, or otherwise in compliance with the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

6.	Singapore

Each Dealer acknowledges, and each further Dealer appointed under the Programme will be required to acknowledge, that the Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Dealer represents, warrants and agrees, and each further Dealer appointed under the Programme will be required to represent, warrant and agree that it has not offered or sold and that it will not offer or sell any Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of any Notes, whether directly or indirectly, to any persons in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA; (b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

45

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

7.	France

The Prospectus prepared in connection with the Notes has not been submitted to the clearance procedures of the Autorité des marchés financiers (the AMF) in France. Each of the Dealers and the Corporation has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Prospectus, the applicable Final Terms or any other offering material relating to any Notes, and that such offers, sales and distributions have been and will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties and/or (b) qualified investors (investisseurs qualifiés), other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier.

8.	Hong Kong

In relation to each Tranche of Notes issued by the Corporation, each Dealer represents, warrants and agrees, and each further Dealer appointed under the Program will be required to represent, warrant and agree that:

(a)

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes (except for Notes which are a “structured product” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”)) other than (i) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

46

EXHIBIT 7 TO THE

STANDARD PROVISIONS

Form of Letter of the Corporation’s Accountants

In accordance with Clause 6(f) of the Standard Provisions, Morgan Stanley & Co. International plc shall receive on any Document Date, a letter, dated such Document Date, addressed to, Morgan Stanley & Co. International plc, of Deloitte & Touche LLP, or such other accounting firm appointed as independent accountants for the Corporation, in form and substance satisfactory to Morgan Stanley & Co. International plc and its counsel as follows:

(a)

if Morgan Stanley & Co. International plc has requested, and has satisfied the conditions, including providing a representation letter to the Corporation’s accountants, for receipt of an accountants’ “comfort letter” in the form prescribed by Statement on Auditing Standards (SAS) No. 72 of the American Institute of Certified Public Accountants (AICPA), such letter shall state in effect that:

(i)	they are independent accountants for the Corporation within the meaning of Rule 101 of the AICPA’s Code of Professional Conduct;

(ii)

on the basis of procedures (but not an audit in accordance with generally accepted auditing standards for interim financial statements) consisting of a reading of the minutes of meetings of the Board of Directors as set forth in the minute books through a specified date not more than five days prior to the date of delivery of such letter, a reading of the latest available unaudited financial statements of the Corporation incorporated by reference in the Prospectus, if any, a reading of the latest available unaudited condensed financial data of the Corporation furnished to them, if any, and inquiries of officials of the Corporation responsible for financial and accounting matters regarding the specific items for which representations are requested below, nothing has come to their attention as a result of the foregoing procedures that has caused them to believe that:

(A)

the latest available unaudited financial statements incorporated by reference in the Prospectus, if any, or the latest available condensed financial data, if any, are not stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus;

(B)	at the date of the latest available unaudited condensed financial data there was any decrease in the net income of the Corporation, as compared with the corresponding period in the preceding year; or

(C)

at the date of the latest available unaudited condensed financial data and at a specified date not more than five days prior to the Document Date there was any increase in borrowings or any change in paid-in capital stock or any change in retained earnings of the Corporation, as compared with the amounts shown in the latest balance sheet included or incorporated by reference in the Prospectus;

except in all instances described in Clauses (B) and (C) above for changes or increases or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter; and

(iii)

they have read specified dollar amounts, percentages and ratios set forth or incorporated by reference in the Prospectus and have compared such dollar amounts, percentages and ratios to corresponding amounts in the Corporation’s financial statements, general ledger accounts or computations on schedules prepared therefrom or from the accounting records, and have found such dollar amounts, percentages and ratios to be in agreement with amounts set forth

47

in or incorporated by reference in the Prospectus; and they have read the number of subscribed shares, number of votes and percentages set forth or incorporated by reference in the Prospectus and have found such number of subscribed shares, number of votes and percentages to be in agreement with the financial statements of the Corporation or the appropriate accounts in the Corporation’s general ledgers or the computations made by the Corporation therefrom; or

(b)

if Morgan Stanley & Co. International plc has not requested or has not satisfied the conditions for receipt of an accountants’ letter in the form prescribed by SAS No. 72 of the AICPA, then such letter shall be in the form prescribed by SAS No. 76 of the AICPA and shall state in effect that:

(i)	they are independent accountants for the Corporation within the meaning of Rule 101 of the AICPA’s Code of Professional Conduct;

(ii)

(A) they have read the minutes of meetings of the Board of Directors as set forth in the minute books through a specified date not more than five days prior to the date of delivery of such letter, read the latest available unaudited financial statements of the Corporation incorporated by reference in the Prospectus, if any, read the latest available unaudited condensed financial data of the Corporation furnished to them, if any, and made inquiries of officials of the Corporation responsible for financial and accounting matters as to whether (x) the unaudited financial statements, incorporated by reference in the Prospectus, if any, and the unaudited condensed financial data, if any, are not stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus, (y) at the date of the latest available unaudited condensed financial data there was any decrease in the net income of the Corporation, as compared with the corresponding period in the preceding year, or (z) at the date of the latest available unaudited condensed financial data and at a specified date not more than five days prior to the Document Date there was any increase in borrowings or any change in paid-in capital stock or any change in retained earnings of the Corporation, as compared with the amounts shown in the latest balance sheet included or incorporated by reference in the Prospectus, except in all instances described in clauses (y) and (z) above for changes or increases or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter; and (B) the officials referred to in (A) above stated that, with respect to (A)(x) above, such unaudited financial statements and unaudited condensed financial data are stated on a basis substantially consistent with that of such audited financial statements and, with respect to (A)(y) and (A)(z) above, there were no such changes or increases or decreases; and

(iii)

they have read specified dollar amounts, percentages and ratios set forth or incorporated by reference in the Prospectus and have compared such dollar amounts, percentages and ratios to corresponding amounts in the Corporation’s financial statements, general ledger accounts or computations on schedules prepared therefrom or from the accounting records, and have found such dollar amounts, percentages and ratios to be in agreement with amounts set forth in or incorporated by reference in the Prospectus; and they have read the number of subscribed shares, number of votes and percentages set forth or incorporated by reference in the Prospectus and have found such number of subscribed shares, number of votes and percentages to be in agreement with the financial statements of the Corporation or the appropriate accounts in the Corporation’s general ledgers or the computations made by the Corporation therefrom.

48

EXHIBIT 8 TO THE

STANDARD PROVISIONS

[Form of Calculation Agency Agreement]

INTERNATIONAL FINANCE CORPORATION

Global Medium-Term Notes

[            ] Notes Due [    ]

CALCULATION AGENCY AGREEMENT

Between

[                    ]

and

INTERNATIONAL FINANCE CORPORATION

This Calculation Agency Agreement (this Agreement) dated as of 11 October 2021 is made

BETWEEN:

(1)	INTERNATIONAL FINANCE CORPORATION (the Corporation); and

(2)	[ ] ([ ]), as calculation agent (the Calculation Agent) for the Notes, as defined below.

WHEREAS:

(A)

the Corporation intends to issue and sell from time to time Notes under a Global Medium-Term Note Program (the Program), denominated in specified currencies or currency units, with maturities of three months or longer from the date of original issuance thereof;

(B)

the Notes will be issued pursuant to an Amended and Restated Global Agency Agreement, dated as of 11 October 2021 (as may be amended from time to time, the Global Agency Agreement), between the Corporation and Citibank, as global agent (together with any other global agent that the Corporation may appoint from time to time and of which the Corporation shall give notice to the Calculation Agent, the Global Agent), as supplemented by the Supplemental Agency Agreement, dated 11 October 2021 between the Corporation, Citibank, N.A., Singapore branch, as Singapore paying agent and the other agent named therein;

(C)

the Corporation wishes to appoint [    ] as the Calculation Agent in respect of the [    ] Notes (the Notes) for the purposes of determining the amount of any interest or principal payment under such Notes, and for performing such other services as may be described in the Conditions (as defined below) applicable thereto; and

(D)	[ ], in its capacity as Calculation Agent, wishes to accept such appointment(s), and to perform such duties and obligations, upon the following terms and conditions:

49

IT IS HEREBY AGREED as follows:

1.	Appointment of Agent

The Corporation hereby appoints [    ] as Calculation Agent for the Notes and [    ] in its capacity as Calculation Agent for such Notes hereby accepts such appointment and agrees to perform the duties and obligations of Calculation Agent set forth in any of this Agreement, the Notes and the Terms and Conditions applicable thereto (as completed, amended, supplemented and/or varied by any relevant Final Terms (the Conditions)) (collectively, the Documents). Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Conditions.

2.	Status of Calculation Agent

In acting as Calculation Agent hereunder and in connection with the Notes, the Calculation Agent shall not act as agent of, and shall not hereby assume any obligations towards or relationship of agency or trust with, any of the owners or holders of the Notes.

3.	Fees and Expenses

The Corporation agrees to pay the Calculation Agent the compensation separately agreed between the Corporation and the Calculation agent in a letter dated as of the date hereof.

4.	Rights and Liabilities of the Calculation Agent

The Calculation Agent, its directors, officers, employees and agents shall be protected and shall incur no liability for, or in respect of, any action taken, omitted to be taken, or suffered by it, in reliance upon the Documents or any order, written instruction, notice, request, direction, statement, certificate, consent or other communication of the Corporation, its officers or employees reasonably believed by it in good faith to be genuine. [    ], solely in its capacity as Calculation Agent, may, at its own expense, consult with counsel satisfactory to it and reasonably acceptable to the Corporation, and the written advice of such counsel shall constitute full and complete authorization and protection of [    ], solely in its capacity as Calculation Agent, with respect to any action taken, omitted to be taken or suffered by it hereunder in good faith and in accordance with and in reliance upon the written advice of such counsel. [    ], solely in its capacity as Calculation Agent, shall not be liable for any error resulting from reliance or a source or publication required in the Documents to be used. Neither the Calculation Agent nor any of its directors, officers or employees shall be liable for any action taken, omitted to be taken or suffered by it hereunder, except such as may result from its own default, negligence, bad faith or willful misconduct or that of any of its officers or employees, or breach by it of the terms of this Agreement.

5.	Duties of Calculation Agent

5.1

The Calculation Agent shall determine, with respect to the Notes, the amount of any interest or principal payment or other amount, as the case may be, under such Notes, with such adjustments and/or corrections as may be required or permitted under, and in accordance with, the Documents, and the Calculation Agent shall perform such other duties and obligations applicable to it as are set forth in the Documents (collectively, the Duties). The Calculation Agent shall notify the Corporation and any other party identified in writing by the Corporation of the result of any calculation or determination made in accordance with the terms of the Documents not later than the time and date specified in the Conditions applicable to such Notes.

5.2

If any Notes bearing interest at a Floating Rate become due and payable under Condition 9, the Rate(s) of Interest and Interest Amounts payable in respect of such Notes after the date of the notice given under such Condition shall nevertheless continue to be calculated as previously calculated by the Calculation Agent in accordance with the provisions (amended as necessary) of the Conditions, but no publication of such Rate of Interest or Interest Amounts need be made.

50

6.	Ownership of Notes

[    ] (in its corporate capacity but not in its capacity as Calculation Agent), its officers, directors, employees and shareholders may become the owners of or acquire any interest in any Notes, with the same rights that it or they would have if it were not the Calculation Agent, and may engage or be interested in any financial or other transaction with the Corporation as freely as if it were not the Calculation Agent.

7.	Termination of Appointments

7.1	Subject as provided in this Clause 7:

(a)	the Calculation Agent may resign its appointment hereunder, at any time, by giving to the Corporation and the Global Agent at least 90 days’ notice to that effect; and

(b)	the Corporation may terminate the appointment of the Calculation Agent at any time by giving to the Calculation Agent and the Global Agent at least 90 days’ prior written notice to that effect.

7.2

Notwithstanding the provisions of Clause 7.1 hereof, if at any time (a) the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors, or consents to the appointment of an administrator, liquidator or administrative or other receiver of its or of all or a substantial part of its property is appointed, or admits in writing its inability to pay or meet its debts as they may mature or suspends payment thereof, or if any order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency law, or if any public officer takes charge or control of such Agent or its property or affairs for the purpose of rehabilitation, administration or liquidation or (b) the Calculation Agent fails duly to perform any Duty applicable to it under the Documents, the Corporation may forthwith without notice terminate the appointment of the Calculation Agent. In either case, notice thereof shall be given to the Global Agent and to the holders of the Notes in accordance with the Conditions applicable to such Notes as soon as practicable thereafter. In the event that the appointment is terminated pursuant to this Clause 7.2, the Corporation undertakes to appoint a successor Calculation Agent.

7.3

The resignation or termination of the appointment of the Calculation Agent pursuant to Clause 7.1 or 7.2 hereof shall not entitle the Calculation Agent so resigning or terminated, as the case may be, to any amount by way of compensation, but shall be without prejudice to any amount then accrued and due, if any.

7.4

Notwithstanding the provisions of Clause 7.1 hereof, no resignation or termination of the appointment of the Calculation Agent shall be effective unless upon the expiration of the relevant notice one or more successors thereto with respect to such Notes has been appointed and such appointment has become effective in accordance with Clause 8 hereof, but in any event no such resignation or termination shall take effect if there would not then be a Calculation Agent as required by the Conditions.

7.5

If the Calculation Agent changes the address of its specified office, it shall give the Corporation and the Global Agent at least 60 days’ notice of the change, giving the new address and the date on which the change is to take effect.

7.6

The provisions of Clauses 4, 9, 13 and 14 hereof shall remain in effect with respect to the affected Calculation Agent following any termination (whether by removal or resignation) of such Calculation Agent.

51

8.	Appointment of Successor Calculation Agent

8.1

In the event of the resignation or termination of the appointment of the Calculation Agent pursuant to Clause 7.1 hereof, the Corporation shall use reasonable efforts to promptly appoint one or more successor(s) thereto; provided, however, that if by the day falling ten days before the expiration of the 90-day notice period set forth in Clause 7.1(a) and Clause 7.1(b) hereof the Corporation has not appointed a new Calculation Agent, then the Calculation Agent shall be entitled to appoint in its place any reputable bank or trust company of good standing which the Corporation shall approve (such approval not to be unreasonably withheld).

8.2

Any such successor Calculation Agent appointed by the Corporation pursuant to Clause 7.2 or 8.1 hereof shall execute and deliver to the Corporation, with copies to the Calculation Agent so resigning or which has been so terminated and the Global Agent, an instrument accepting such appointment. Thereupon, such successor Calculation Agent(s) shall, without any further act, deed or conveyance, become vested with all the authority, rights, powers, immunities, duties and obligations of the Calculation Agent with respect to the Notes and with like effect as if originally named as such Calculation Agent hereunder with respect thereto, and the original Calculation Agent shall thereupon be obligated to transfer and deliver such relevant records or copies thereof maintained by the Calculation Agent in connection with the performance of such obligations hereunder.

9.	Indemnification

9.1

Subject to Clause 4 hereof, the Corporation shall indemnify and hold harmless the Calculation Agent, its directors, officers, employees and agents from and against any and all actions, claims, damages, liabilities, judgments, losses, costs, charges and/or expenses (including, but not limited to, all reasonable legal fees and expenses) which it may incur or which may be made against it solely as a result of the exercise of its Duties hereunder, except such as may result from the negligence, bad faith or willful misconduct of the Calculation Agent or any of its directors, officers, employees or agents or the breach by it of the terms of this Agreement.

9.2

The Calculation Agent shall indemnify and hold harmless the Corporation, its directors, officers, employees and agents against any actions, claims, damages, liabilities, judgments, losses, costs, charges and/or expenses (including, but not limited to, all reasonable legal fees and expenses) which the Corporation may incur or which may be made against the Corporation as a result of the Calculation Agent’s negligence, bad faith or willful misconduct or that of any of its directors, officers, employees or agents or the breach by it of the terms of this Agreement.

9.3

The Calculation Agent shall be protected and shall incur no liability for or in respect of any action taken, omitted to be taken or anything suffered by it in reliance upon any Note, notice, direction, consent, certificate, affidavit, statement or other paper or document (including facsimile transmission) reasonably believed by it to be genuine and to have been signed by the proper parties.

10.	Merger, Consolidation or Sale of Business by the Calculation Agent

Any corporation into which the Calculation Agent may be merged or consolidated, or any corporation resulting from any merger or consolidation to which such Calculation Agent may be a party, or any corporation to which such Calculation Agent may sell or otherwise transfer all or substantially all of its assets and business, shall, to the extent permitted by applicable law, with the prior written consent of the Corporation (which consent shall not be unreasonably withheld), become the successor Calculation Agent under this Agreement without any further act by the parties hereto. Notice in writing of any such proposed merger, consolidation or sale shall be given to the Corporation as soon as practicable and notice of the Corporation’s consent to such successor Calculation Agent shall be given to the Global Agent and the successor Calculation Agent as soon as practicable.

52

11.	Notices

Unless otherwise expressly provided herein or in the Documents, any notice or other communication required to be given hereunder shall be deemed to have been given when delivered in person, when deposited in the mail as first class registered or certified airmail, postage prepaid or when sent by, e-mail or when communicated by telephone (and, in the case of communication by telephone or e-mail, written confirmation shall be dispatched by overnight courier within twenty-four (24) hours) to the addresses given below or such other address or telephone number as each party hereto or the Global Agent may subsequently designate in writing.

To the Corporation:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, DC 20433

Attention: Treasury Department

E-mail: funding@ifc.org

To the Calculation Agent:

[         ]

[         ]

Telephone No.: [         ]

To the Global Agent:

Citibank, N.A., London Branch

21st Floor, Citigroup Centre

Canada Square, Canary Wharf

London E14 5LB

Attention: Global Trust and Agency Services

Telephone No.: +44 207 508 3800

E-mail: (ICSD security code requests): mtn.coderequests@citi.com

E-mail: (ICSD settlements): mtn.issuance@citi.com

E-mail: (DTC security code requests and settlements): domestic.newissues@citi.com

A communication will be deemed received, if by e-mail when sent, subject to no delivery failure notification being received by the sender within 24 hours of the time of sending, if by telephone when made and if in writing when delivered, in each case in the manner required by this Clause 11; provided, however, that any communication which is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place.

12.	Contractual Recognition of Bail-in

12.1	Contractual Recognition of UK Bail-in

Notwithstanding and to the exclusion of any other term of this Agreement or any other agreements, arrangements, or understanding between the Corporation and the Calculation Agent to the extent subject to the UK Bail-in Legislation, the Corporation acknowledges and accepts that a UK Bail-in Liability arising under this Agreement may be subject to the exercise of UK Bail-in Powers by the relevant UK resolution authority and acknowledges, accepts, consents, and agrees to be bound by:

53

(d)

the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of the Calculation Agent, as relevant, to the Corporation under this Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(i)	the reduction of all, or a portion, of any UK Bail-in Liability or outstanding amounts due thereon;

(ii)

the conversion of all, or a portion, of any UK Bail-in Liability into shares, other securities or other obligations of the Calculation Agent or another person, as relevant (and the issue to or conferral on the Corporation of such shares, securities or obligations);

(iii)	the cancellation of any UK Bail-in Liability;

(iv)	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(e)	the variation of the terms of this Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

As used in this Clause 12.1:

UK Bail-in Legislation means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

UK Bail-in Liability means a liability in respect of which the UK Bail-in Powers may be exercised; and

UK Bail-in Powers means the powers under the UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

12.2	Contractual Recognition of Bail-in

Notwithstanding and to the exclusion of any other term of the this Agreement or any other agreements, arrangements, or understanding between the Corporation and the Calculation Agent to the extent subject to the Bail-in Legislation, the Corporation acknowledges and accepts that a BRRD

Liability arising under this Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority and acknowledges, accepts, consents, and agrees to be bound by:

(c)

the effect of the exercise of Bail-in Powers by any Relevant Resolution Authority in relation to any BRRD Liability of the Calculation Agent to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

54

(i)	the reduction of all, or a portion, of any BRRD Liability or outstanding amounts due thereon;

(ii)

the conversion of all, or a portion, of any BRRD Liability into shares, other securities or other obligations of the Calculation Agent or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

(iii)	the cancellation of any BRRD Liability;

(iv)	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(d)	the variation of the terms of this Terms Agreement, as deemed necessary by any Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by any Relevant Resolution Authority.

As used in this Clause 12.2:

Bail-in Legislation means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

Bail-in Powers means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

BRRD means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

BRRD Liability means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

EU Bail-in Legislation Schedule means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499; and

Relevant Resolution Authority means each resolution authority with the ability to exercise any Bail-in Powers in relation to the Calculation Agent.

13.	Benefit of Agreement

Except as provided herein, this Agreement is solely for the benefit of the parties hereto and their successors and assigns, and no other person shall acquire or have any rights under or by virtue hereof. The terms successors and assigns shall not include any purchasers of any Notes merely because of such purchase.

14.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

55

15.	Severability

If any provision of this Agreement shall be held or deemed to be or shall, in fact, be invalid, inoperative or unenforceable as applied in any particular case in any or all jurisdictions because it conflicts with any provision of any constitution, statute, rule or public policy or for any other reason, such circumstances shall not have the effect of rendering the provision in question invalid, inoperative or unenforceable in any other case, circumstances or jurisdiction, or of rendering any other provision or provisions of this Agreement invalid, inoperative or unenforceable to any extent whatsoever.

16.	Counterparts

16.1	This Agreement may be executed in counterparts, each of which shall be regarded as an original and all of which shall constitute one and the same instrument.

16.2

If any provision in or obligation under this Agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction, that will not affect or impair (i) the validity, legality or enforceability under the law of that jurisdiction of any other provision in or obligation under this Agreement, and (ii) the validity, legality or enforceability under the law of any other jurisdiction of that or any other provision in or obligation under this Agreement.

16.3

Nothing in this Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Corporation under Article VI of its Articles of Agreement or under any applicable law.

17.	Amendments

This Agreement may be amended only by an instrument in writing executed and delivered by the Corporation and the Calculation Agent.

IN WITNESS WHEREOF, this Agreement has been entered into as of the day and year first above written.

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

[ ]
as Calculation Agent

By:
Name:
Title:

Accepted and agreed:

CITIBANK, N.A., LONDON BRANCH
as Global Agent

56

By:
Name:
Title:

57

EXHIBIT 9 TO THE

STANDARD PROVISIONS

FORM OF EFFECTUATION AUTHORIZATION

To:	[The Common Safekeeper]	[Date]
[Address of Common Safekeeper]

Dear Sirs,

INTERNATIONAL FINANCE CORPORATION

Global Medium-Term Note Program

With respect to each global note representing securities issued under the above-captioned program received from time to time by [Name of Common Safekeeper] (the CSK) from ourselves or any agent acting on our behalf (each a Global Note), we hereby authorize and instruct the CSK to:

(a)

act as our agent with respect to the effectuation of each Global Note and, as such, sign each Global Note as the final act making such note a valid security in accordance with the terms of such Global Note; and

(b)

destroy each Global Note in accordance with the normal procedure of the CSK upon maturity and final redemption (or, in the case of each temporary global note, full exchange for the relative permanent global note) of such Global Note.

We expressly authorise the CSK to sub-delegate the effectuation authorization set out in paragraph (a) above to any other party acting for such CSK.

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

Attention:	Treasury Department
Email Address:	funding@ifc.org

58

ANNEX 1

FORM OF SUBSTITUTION NOTICE

[Date]

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

This Substitution Notice relates and is supplemental to the Program Agreement dated 11 October 2021 between International Finance Corporation and Morgan Stanley & Co. International plc (as amended or supplemented from time to time, the Program Agreement). Terms defined in the Program Agreement shall have the same meanings herein.

Morgan Stanley & Co. International plc gives International Finance Corporation this Substitution Notice pursuant to and for the purpose of Clause 8.2 of the Program Agreement so as to take effect in accordance with the terms thereof on the date on which International Finance Corporation receives this Substitution Notice from Morgan Stanley & Co. International plc and [NAME OF NEW ENTITY] (the Effective Date).

[NAME OF NEW ENTITY] hereby undertakes with International Finance Corporation that as from the Effective Date it will perform all those obligations which by the terms of the Program Agreement will be assumed by [NAME OF NEW ENTITY] on the Effective Date.

This Substitution Notice and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the laws of the State of New York.

Duly authorized for and on behalf of	Duly authorized for and on behalf of
Morgan Stanley & Co. International plc	[NAME OF NEW ENTITY]

Confirmed and accepted:

INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

59